As filed with the Securities and Exchange Commission on December 2, 2004

Registration No. 333-118535

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Warren Resources, Inc.

(Exact name of Registrant as specified in its charter)

Maryland	1311	11-3024080
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

489 Fifth Avenue, 32nd Floor New York, NY 10017 (212) 697-9660 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	Norman F. Swanton
Chief Executive Officer
489 Fifth Avenue, 32nd Floor
New York, NY 10017
(212) 697-9660
(Name, address, including zip code, and
telephone number, including area code, of
agent for service)

Copies to:

Alan L. Talesnick Lloyd H. Spencer III Marci M. Fulton Patton Boggs LLP 1660 Lincoln Street, Suite 1900 Denver, CO 80264-1901 (303) 830-1776	Christopher M. Kelly Timothy J. Melton Jones Day North Point 901 Lakeside Avenue Cleveland, OH 44114-1190 (216) 586-3939

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 2, 2004

6,000,000 Shares

Common Stock

          This is an initial public offering of shares of common stock of Warren Resources, Inc. All of the shares in this offering are being sold by us.

      Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $7.00 and $9.00. We intend that our common stock will be quoted on the Nasdaq National Market under the symbol “WRES”.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total

Price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Warren Resources, Inc.	$	$

      We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 900,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

KEYBANC CAPITAL MARKETS

JEFFERIES & COMPANY, INC.

SANDERS MORRIS HARRIS

The date of this prospectus is                     , 2004

Warren Resources, Inc.

Properties, Reserves and Offices

CASPER
NEW YORK
POWDER RIVER BASIN
Wyoming
WASHAKIE BASIN
ATLANTIC RIM
PACIFIC RIM
Utah
Colorado
Wilmington Townlot Unit
Long Beach
Pacific Isle
Rifes Rim
Chicken Springs
430
Rawlins
80
Wamsutter
Red Rim
71
789
Jolly Roger
Doty Mtn.
Sun Dog
Blue Sky
Muddy Mtn.
Baggs
70
KEY
Reserves
Offices
Areas of Exploration and Development Activities

Wilmington Townlot Unit

- Net Proved Reserves: 84.3 Bcfe (108.9 Bcfe post acquisition)
- Net PV-10 Value: $156.9 million ($206.7 million post acquisition)
- Identified Oil Drilling Locations: 100
- Net Undeveloped Acreage: 908

Washakie Basin

- Net Proved Reserves: 9.7 Bcfe
- Net PV-10 Value: $16.3 million
- Identified CBM Drilling Locations: 1,049
- Average estimated ultimate recoverable proved reserves of 1.04 Bcfe per gross well for the 45 well locations in Sun Dog and Blue Sky Units
- Net Undeveloped Acreage: 138,175

Powder River Basin

- Net Proved Reserves: 3.4 Bcfe
- Net PV-10 Value: $8.8 million
- Identified CBM Drilling Locations: 12
- Net Undeveloped Acreage: 453

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      Our logo is a trademark or service mark of Warren Resources, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should carefully read the entire prospectus before investing in our common stock. Unless the context otherwise requires, all references to “Warren”, “we”, “us” and “our” refer to Warren Resources, Inc. and its subsidiaries. The term “you” refers to a prospective investor. References to our oil and gas interests include our allocable share of oil and gas leasehold interests held by drilling programs that we sponsor together with minority interests allocable to other interest holders in 13 limited liability companies that we control. We have included definitions of technical terms and abbreviations important to an understanding of our business under “Glossary of Certain Oil and Natural Gas Terms” beginning on page A-1.

Overview

      We are a growing independent energy company engaged in the exploration and development of domestic onshore natural gas and oil reserves. We focus our efforts primarily on the exploration and development of coalbed methane, or CBM, properties located in the Rocky Mountain region and on our waterflood oil recovery program in the Wilmington Townlot Unit, or Wilmington unit, in the Wilmington field within the Los Angeles Basin of California. Our CBM operations are located in two core areas: the Washakie Basin, which comprises approximately the southeast one-third of the Greater Green River Basin in southwestern Wyoming, and the Powder River Basin in northeastern Wyoming. As of September 30, 2004, we owned natural gas and oil leasehold interests in approximately 267,954 gross (148,568 net) acres, 95% of which are undeveloped. Substantially all our undeveloped acreage is located in the Rocky Mountains. We have identified approximately 1,164 drilling locations on our acreage, primarily on 80-acre and 160-acre well spacing.

      In the Washakie Basin, we have assembled a large, predominantly undeveloped CBM leasehold, which we believe positions us for significant long-term growth. Our operations in the Washakie Basin consist of the Atlantic Rim project located along the Basin’s eastern rim and the Pacific Rim project located along its western rim. As of September 30, 2004, we had 253,524 gross (142,801 net) acres prospective for CBM development in this area, of which 138,175 are net undeveloped acres. This acreage contains approximately 1,049 identified CBM drilling locations. We own a 56% average working interest in this acreage.

      Our Atlantic Rim project consists of approximately 217,845 gross (114,796 net) acres. As of September 30, 2004, we had participated in the drilling of 65 CBM wells in this project. These wells included 22 producing wells and 43 wells that are awaiting completion of production facilities, all of which we believe are capable of commercial production. Based on geological and seismic data, we previously drilled 26 geological test wells, 11 of which we believe are capable of commercial production. As of June 30, 2004, the estimated proved reserves for the 22 producing wells and for their 23 proved undeveloped offset locations average 1.04 Bcfe per gross well on 80-acre and 160-acre spacing, based upon a reserve report prepared by Williamson Petroleum Consultants, Inc., an independent petroleum engineering firm. In 2004, we entered into an agreement to jointly construct, own and operate compression facilities and a pipeline in the Atlantic Rim with Anadarko Petroleum Corporation. During 2005, we plan to increase our drilling activity in the Atlantic Rim by participating in the drilling of 52 gross (14.5 net) additional wells in this area.

      During the last half of 2003, we established our Pacific Rim project, which consists of approximately 35,679 gross (28,005 net) acres prospective for CBM development. As of September 30, 2004, we had drilled 12 CBM wells and acquired four previously drilled wells in this project, all on 160-acre spacing. Nine of these wells commenced pumping in June 2004 and we expect the remaining wells to be pumping by the end of 2004. During 2005, we also plan to increase our drilling activity in the Pacific Rim by participating in the drilling of 38 gross (19.7 net) additional wells in this area.

      As of June 30, 2004, we had estimated net proved reserves of 99.5 Bcfe, with a PV-10 value of $186.4 million, based on the reserve report prepared by Williamson Petroleum Consultants. These estimated net proved reserves are located on approximately 5% of our net acreage. Based on our preliminary results to date, we believe that a substantial amount of our remaining undeveloped CBM acreage in the Washakie Basin has commercial potential.

      We currently have interests in 202 gross (80.0 net) producing wells and are the operator of record for 54% of these wells. Through our joint venture agreements, we actively participate in operating activities for most of the wells for which we are not operator of record. At September 30, 2004, our total daily production was 18.7 MMcfe/d gross (5.6 MMcfe/d net). For 2005, we have a total capital expenditure budget of approximately $46.5 million to participate in the drilling of 131 gross (68.8 net) wells.

      The following table provides information regarding our operations by area:

	As of June 30, 2004		As of September 30, 2004

	Estimated Net		Identified	Net	Net
	Proved Reserves	PV-10	Drilling	Producing	Undeveloped
Area	(Bcfe)(1)	(in millions)(1)	Locations(2)	Wells	Acreage

Washakie	9.7	$16.3	1,049	4.2	138,175
Powder River	3.4	8.8	12	58.1	453
Wilmington	84.3	156.9	100	14.6	908
Other(3)	2.1	4.4	3	3.1	1,291

Total	99.5	$186.4	1,164	80.0	140,827

(1)	The estimates of our reserves and the present value of future net revenues were determined using $5.09 per Mcf of natural gas and $32.49 per barrel of oil, which are the average realized prices used in our reserve report as of June 30, 2004. The report was prepared by Williamson Petroleum Consultants. See “Business — Natural Gas and Oil Reserves”.

(2)	Identified drilling locations consist of total gross locations that we have identified and currently are estimating for our future drilling activities on existing acreage. The total locations shown in the table include 128 proved undeveloped locations. Actual drilling activities may differ from this estimate. See “Risk Factors — Risks Relating to Our Business” and “— Risks Relating to the Oil and Gas Industry”.

(3)	Includes conventional oil and gas operations primarily in New Mexico, Texas and North Dakota.

Our History

      From our inception in 1990 through 2003, we functioned principally as the sponsor of privately placed drilling programs and joint ventures. During that period, we sponsored 31 drilling programs that raised an aggregate of approximately $228 million. Under these programs, we contribute drilling locations, pay tangible drilling costs and provide turnkey drilling services to the drilling programs and retain an interest in the wells drilled. On behalf of the drilling programs, we have participated in the drilling of approximately 500 conventional, horizontal and CBM wells, of which approximately 90% were completed as commercial producing wells. At September 30, 2004, we had deferred income from turnkey drilling contracts of approximately $15 million related to the drilling programs, which was paid in advance in return for our obligation to drill the corresponding wells on behalf of our drilling programs. The drilling programs will participate with us on a pro rata basis in all our drilling activities outside of the Wilmington unit until the turnkey contracts have been completed, which we expect to occur by the third quarter of 2005.

      Since 1999, we have been assembling large acreage positions, primarily in the Rocky Mountains. We intend to invest more of our own capital in future wells to accelerate our growth in production and reserves. We anticipate that future drilling activities with third parties will consist of joint ventures and similar arrangements.

Anadarko Joint Venture

      In December 2002, we entered into a joint venture with Anadarko Petroleum Corporation, one of the largest independent oil and gas exploration and production companies in the world. This joint venture provides for exploration and development within the Atlantic Rim project on a 50/50 basis covering over 141,000 net acres within a 211,000 acre area of mutual interest, or AMI. Under the joint venture, we contributed 89,156 net acres, and Anadarko contributed 51,844 net acres and paid us $20.2 million, which included reimbursement for $2.2 million of our prior drilling expenses. In 2004, we expanded our relationship with Anadarko to jointly construct, own and operate compression facilities and a pipeline in the Atlantic Rim project of the Washakie Basin on a 50/50 basis.

Business Strategy

      The principal elements of our business strategy are designed to generate growth in oil and gas reserves, production volumes and cash flows at a positive return on invested capital. We plan to focus on the following:

•	Exploit Existing Properties Through the Drillbit. We intend to increase our proved reserves by drilling numerous locations identified on our Rocky Mountain CBM properties and on our Wilmington unit. As of September 30, 2004, we have identified a total of 1,164 drilling locations, of which we plan to participate in the drilling of 131 gross wells during 2005.

•	Increase Our Working Interest in Future Wells. We plan to increase our level of participation in future wells by investing more of our own capital in drilling operations in our high growth areas. We believe this will enable us to accelerate our growth in production, reserves and cash flows.

•	Pursue Selective Acquisitions and Joint Ventures. We believe we are well positioned, given our asset base and technical expertise, to pursue selected acquisitions and attract industry joint venture partners. We expect to pursue further acquisitions of natural gas and oil properties in areas where we have specific technical knowledge and experience. We also plan to enter into additional joint ventures to increase our CBM acreage and develop our reserves.

•	Reduce Costs Through Economies of Scale and Efficient Operations. As we continue to increase our production and develop our existing properties, we expect that our unit cost structure will benefit from economies of scale. With respect to our CBM operations, we anticipate reducing unit costs by greater utilization of our existing infrastructure over a larger number of wells. We seek to exert more control over costs and timing in our exploration, development and production activities through our operating activities and relationships with our joint venture partners.

Competitive Strengths

      As a result of the following strengths, we believe we are well positioned to execute our business strategy:

•	Substantial Rocky Mountain Undeveloped CBM Acreage Position. We believe that the Rocky Mountain region is one of the few remaining high potential CBM natural gas provinces in North America. We have assembled a substantial undeveloped acreage position in the Rocky Mountains of 246,244 gross (138,628 net) acres containing 1,061 identified drilling locations. In the Rocky Mountains, our estimated total net proved reserves of 13.1 Bcf are located on less than 1% of our net acreage.

•	Technical Expertise. Since the beginning of our CBM operations in 1996, we have gained considerable expertise in advanced CBM drilling, completion and re-entry techniques. We also have expertise in directional and horizontal drilling relating to our waterflood recovery program in the Wilmington unit.

•	Experienced Management Team. Our management team has 25 years of experience on average in the oil and gas industry, and our technical professionals have 17 years of experience on average in oil and gas operations. Our personnel have extensive experience in managing large-scale operations in each of our areas of concentration. Most members of our senior management have been with us since the mid-1990’s.

•	Incentivized Management Ownership. The equity ownership of our management team is strongly aligned with that of our stockholders. As of November 30, 2004, our 14 directors and executive officers beneficially owned 5,600,544 shares of common stock, which includes exercisable options to purchase 1,425,285 shares of our common stock.

Our Properties

      Information concerning our properties is set forth in the table and narrative below:

			Planned	2005
	Gross	Net	Gross Wells	Capital
Area	Acres	Acres	in 2005	Expenditures

				(in millions)
Washakie:
Atlantic Rim	217,845	114,796	52	$13.6 (1)
Pacific Rim	35,679	28,005	38	13.1
Powder River	5,190	2,535	12	1.4
Wilmington	1,440	1,242	29	18.4
Other(2)	7,800	1,990	—	—

Total	267,954	148,568	131	$46.5

(1)	Includes $4 million for the construction of compression facilities and a pipeline pursuant to our agreement with Anadarko.

(2)	Includes conventional oil and gas properties located primarily in New Mexico, Texas and North Dakota.

Washakie Basin

      The Washakie Basin is located in southeastern Wyoming and represents our largest acreage position. Our activities in this basin are focused on CBM development and are conducted through our Atlantic Rim and Pacific Rim projects.

      Atlantic Rim. Our Atlantic Rim project comprises approximately 217,845 gross (114,796 net) acres on the eastern rim of the Washakie Basin. In April 2002, we established commercial production through the 10 wells in the Sun Dog unit, our first pilot program. In September 2004, we also achieved initial gas production on the 12 wells in the Blue Sky unit, our second pilot program. Key statistics for these two units include:

•	3,537 Mcf/d gross (861 Mcf/d net) production as of September 30, 2004 from the 10 wells in the Sun Dog unit, compared with 2,867 Mcf/d gross (692 Mcf/d net) production as of September 30, 2003;

•	45.2 Bcf gross (9.7 Bcf net) estimated proved reserves as of June 30, 2004, based on an evaluation of 22 producing wells and their 23 proved undeveloped offsets; and

•	22 gross (4.2 net) producing wells as of September 30, 2004.

We also have drilled 24 wells in the Doty Mountain unit, 16 wells in the Red Rim unit, and eight wells in the Jolly Roger unit, our third, fourth and fifth Atlantic Rim pilot programs. All these wells are awaiting installation of gathering and pipeline connection, which is currently in process.

      Our total Atlantic Rim capital expenditure budget for 2005 consists of $9.6 million to participate in the drilling of 52 gross wells and $4 million to construct a pipeline and related facilities with Anadarko.

      Pacific Rim. We established our Pacific Rim project in the last half of 2003. This project comprises approximately 35,679 gross (28,005 net) acres on the western rim of the Washakie Basin, approximately 60 miles west of our Atlantic Rim project. Key developments for this project include:

•	Drilled 12 CBM wells and acquired four previously drilled wells on 160-acre spacing;

•	Constructed a gathering system connecting nine wells in the Pacific Isle unit, our first pilot program in the Pacific Rim, which commenced pumping in June 2004;

•	Acquired a 6 1/2-mile gas pipeline that provides access to the Kern River pipeline system; and

•	$13.1 million capital expenditure budget for 2005 to participate in the drilling of 38 gross wells.

Powder River Basin

      The Powder River Basin is located in northeastern Wyoming. This project comprises approximately 5,190 gross (2,535 net) acres. Our operations consist primarily of developed CBM projects. Key statistics for this project include:

•	5,896 Mcf/d gross (2,822 Mcf/d net) production as of September 30, 2004, compared with 6,943 Mcf/d gross (1,662 Mcf/d net) production as of September 30, 2003;

•	7.9 Bcf gross (3.4 Bcf net) estimated proved reserves as of June 30, 2004;

•	116 gross (58.1 net) producing wells as of September 30, 2004; and

•	$1.4 million capital expenditure budget for 2005 to participate in the drilling of 12 gross wells.

Wilmington Unit

      Our Wilmington unit is located in the Wilmington field in the Los Angeles Basin of California, which has produced over 2.5 billion barrels of oil since its discovery in the 1920’s. Our Wilmington unit oil reserves are primarily proved undeveloped, or PUD. We seek to develop these reserves using directional and horizontal drilling and secondary recovery techniques, such as a waterflood recovery program. Key statistics for our position in this unit include:

•	416 Bbls/d gross (219 Bbls/d net) production as of September 30, 2004, compared with 494 Bbls/d gross (169 Bbls/d net) production as of September 30, 2003;

•	23.1 MMbbls gross (14.1 MMbbls net) estimated proved reserves as of June 30, 2004, 97% of which are PUDs;

•	31 gross (14.6 net) producing wells as of September 30, 2004; and

•	$18.4 million capital expenditure budget for 2005 to participate in the drilling of 29 gross wells.

Recent Development — Purchase of Wilmington Interest and Settlement of Magness Petroleum Company Arbitration

      In November 2004, we entered into agreements with Magness Petroleum Company, our joint venture partner and operator of the Wilmington field, for the purpose of purchasing its interests in the Wilmington unit and settling all disputes and arbitration between us. As part of this transaction, we will purchase for $14.8 million and the assumption of certain performance obligations, all the interests of Magness Petroleum in the Wilmington unit, together with existing wells, equipment and certain surface properties. Also as part of this transaction, all awards, findings and/or judgments, including a pending $1.6 million arbitration award in our favor, will be vacated and all proceedings will be dismissed. The transaction is required to be completed on or before January 31, 2005. We will not use any portion of the proceeds from this offering for this transaction.

      Upon closing the purchase and sale agreement, the parties will terminate their joint venture agreement dated May 24, 1999, Magness Petroleum shall resign as operator of the Wilmington unit, and we or our designee shall be appointed operator. We intend to resume drilling in the Wilmington unit as promptly as practicable after the closing.

      Upon consummation of the transaction with Magness Petroleum, our estimated total proved natural gas and oil reserves, as of June 30, 2004, adjusted as if the acquisition had occurred on June 30, 2004, would be approximately 124.1 Bcfe and the PV-10 value of these reserves would be approximately $236.2 million.

Risk Factors

      The competitive strengths that we maintain, the implementation of our business strategy and our future operating results and financial condition are subject to a number of risks and uncertainties, including the accuracy of reserve estimates, volatility of natural gas and oil prices, the possibility of environmental delays and restrictions impeding our activities, our obligations to repurchase drilling program interests and other factors. The factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, are discussed under “Risk Factors” beginning on page 12.

Our Executive Offices

      Our executive offices are located at 489 Fifth Avenue, 32nd Floor, New York, NY 10017, and our telephone number is (212) 697-9660. Warren E&P, Inc. is headquartered at 123 West 1st Street, Suite 505, Casper, WY 82601. Information contained on our website, www.warrenresources.com, is not intended to be part of this prospectus.

The Offering

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after this offering	29,409,706 shares

Use of proceeds	We intend to use the proceeds from this offering primarily to accelerate and fund our exploration and development activities in the Atlantic Rim and Pacific Rim projects of the Washakie Basin, as well as in the Wilmington unit and Powder River Basin.

Over-allotment option	We have granted to the underwriters an option to purchase up to an additional 900,000 common shares solely to cover over-allotments.

Nasdaq National Market Symbol	WRES

      The number of common shares to be outstanding after the offering is based on shares outstanding as of November 30, 2004. The number of shares of our common stock to be outstanding after this offering does not include 17,498,928 shares issuable upon the exercise and conversion of the following:

•	2,625,206 shares are issuable upon exercise of stock options with a weighted average exercise price of $5.66 per share;

•	1,649,375 shares are issuable upon exercise of class A warrants at an exercise price of $10.00 per share;

•	1,468,750 shares are issuable upon exercise of class B warrants at an exercise price of $12.50 per share;

•	5,194,788 shares are issuable upon conversion of outstanding bonds with a weighted average exercise price of $7.22 per share; and

•	6,560,809 shares are issuable upon conversion of preferred stock with a conversion price of $12.00 per share.

      Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

Summary Consolidated Historical Financial Data

(Dollars in thousands, except share and per share data)

      This section presents our summary consolidated historical financial data. You should read carefully the consolidated financial statements included in this prospectus, including the accompanying notes. The summary consolidated historical financial data is not intended to replace the consolidated financial statements.

      We derived the statement of operations data and statement of cash flows data for the years ended December 31, 2003, 2002 and 2001, and the balance sheet data as of December 31, 2003 and 2002 from our audited consolidated financial statements included in this prospectus. We derived the statement of operations data and statement of cash flows data for the nine months ended September 30, 2004 and 2003, and the balance sheet data as of September 30, 2004, from the unaudited consolidated financial statements included in this prospectus. The interim unaudited consolidated financial statements have been prepared on the same basis as the annual audited financial statements and include, in the opinion of management, all adjustments consisting of normal and recurring adjustments necessary to present fairly the data for such periods and may not necessarily be indicative of full year results.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2002	2001	2004	2003

				(unaudited)
Statement of Operations Data:
Revenues:
Turnkey contracts with affiliated partnerships	$11,301	$ 5,841	$ 30,103	$ 7,109	$ 4,276
Oil and gas sales from marketing activities	5,621	11,272	14,867	4,572	4,150
Well services	1,168	1,895	5,574	799	823
Oil and gas sales	5,717	593	948	4,533	4,244

Total revenues	23,807	19,601	51,492	17,013	13,493
Costs and operating expenses:
Turnkey contracts	7,285	4,965	25,953	8,302	3,277
Cost of marketed oil and gas purchased from affiliated partnerships	5,500	11,121	15,299	4,465	4,067
Well services	662	839	3,519	410	448
Production and exploration	3,812	1,326	568	3,168	2,565
Depreciation, depletion, amortization and impairment	3,249	9,930	14,462	2,662	806
General and administrative	4,496	6,278	5,485	3,292	2,911
Contingent repurchase obligation	—	(3,065)	3,319	—	—

Total costs and operating expenses	25,004	31,394	68,605	22,299	14,074
Income (loss) from operations	(1,197)	(11,793)	(17,113)	(5,286)	(581)
Other income (expense):
Interest and other income	1,340	5,258	1,977	1,406	986
Interest expense	(1,528)	(6,313)	(5,776)	(374)	(1,334)
Gain on sale of oil and gas properties	494	4,287	—	120	515
Net gain (loss) on investment	21	464	(10)	(39)	57

Total other income (expense)	327	3,696	(3,809)	1,113	224
Loss before income taxes, extraordinary item and cumulative effect of change in accounting principle	(870)	(8,097)	(20,922)	(4,173)	(357)
Income tax expense (benefit)	129	(471)	152	(92)	—

Loss before minority interest and cumulative effect of change in accounting principle	(999)	(7,626)	(21,074)	(4,081)	(357)
Minority interest	(112)	—	—	(111)	(138)

Net loss before change in accounting principle	(1,111)	(7,626)	(21,074)	(4,192)	(495)
Cumulative effect of change in accounting principle	(88)	—	—	—	(88)

Net loss	(1,199)	(7,626)	(21,074)	(4,192)	(583)
Preferred dividends and accretion	4,562	16	—	4,940	2,772

Net loss applicable to common stockholders	$(5,761)	$ (7,642)	$(21,074)	$ (9,132)	$(3,355)

Basic and diluted loss per common share	$ (0.34)	$ (0.44)	$ (1.20)	$ (0.49)	$ (0.20)
Weighted average shares outstanding basic and diluted	16,827,857	17,339,869	17,532,882	18,699,514	16,865,276

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2002	2001	2004	2003

				(unaudited)
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$5,278	$(6,101)	$(15,712)	$(5,562)	$(882)
Investing activities	(13,524)	5,317	(17,635)	(16,564)	(4,936)
Financing activities	9,591	1,045	(2,700)	14,906	1,659

	At December 31,
			At September 30,
	2003	2002	2004

			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$ 24,529	$ 23,185	$ 17,309
Oil and gas properties, net	94,950	48,684	107,848
Total assets	151,054	108,262	154,779
Long-term debt (including current maturities)	49,916	56,202	48,586
Convertible preferred stock	76,334	20,956	77,194
Total stockholders’ equity	56,394	7,002	68,986

Summary Reserve And Production Data

      The following table sets forth summary information concerning our estimated proved oil and gas reserves at June 30, 2004 and at December 31, 2003, 2002 and 2001 based on reports prepared by Williamson Petroleum Consultants, Inc., our independent petroleum consultants. A copy of a summary reserve report as of June 30, 2004 is attached to this prospectus as Appendix B. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission, or the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes. You should refer to “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business — Natural Gas and Oil Reserves” and the reserve report included in this prospectus in evaluating the material presented below.

	At December 31,
				At June 30,
	2003	2002	2001	2004

Estimated Net Proved Reserves:
Natural gas (MMcf)(1)	15,448	8,503	2,495	14,284
Oil (MBbls)(2)	15,124	12,324	8,478	14,194
Natural gas equivalent (MMcfe)	106,190	82,447	53,365	99,451
PV-10 value (in thousands)	$182,985	$113,954	$20,482	$186,431
Standardized measure of discounted future net cash flows (in thousands)(3)	$146,126	$71,418	$19,512	$147,280
Prices Used in Calculating Estimated Value of Proved Reserves:
Natural gas (per Mcf)	$4.50	$3.36	$1.76	$5.09
Oil (per Bbl)	28.45	27.15	13.87	32.49
Other Reserve Data:
Proved developed reserves (MMcfe)	9,862	6,967	1,697	10,111

      The following table sets forth summary information concerning our production results and average sales prices for the years ended December 31, 2003, 2002 and 2001 and the nine months ended September 30, 2004.

					For the
					Nine Months
	Year Ended December 31,				Ended
					September 30,
	2003	2002	2001		2004

Net Production Volume:
Natural gas (MMcf)	785.8	54.8	32.6		589.4
Oil (MBbls)	87.4	4.3	2.3		53.0
Total equivalents (MMcfe)	1,310.1	80.3	46.7		907.1
Average Sales Prices:
Natural gas (per Mcf)	$3.70	$1.90	$2.83	(4)	$4.71
Oil (per Bbl)	25.42	20.84	16.74		33.22
Weighted average (per Mcfe)	3.92	2.40	2.82		5.00

(1)	Included in 2004, 2003 and 2002 reserves, 301 MMcf, 1,028 MMcf and 577 MMcf is attributable to consolidated subsidiaries in which there is an average minority interest of 18%, 25% and 34%, respectively.

(2)	Included in 2004, 2003 and 2002 reserves, 1,216 MBbls, 2,469 MBbls and 1,195 MBbls is attributable to consolidated subsidiaries in which there is an average minority interest of 18%, 25% and 34%, respectively.

(3)	Standardized measure of discounted future net cash flows differs from PV-10 value because it includes the effect of future income taxes. Included in 2004, 2003 and 2002 standardized measure of discounted future net cash flows, $22,092, $23,017 and $10,462 is attributable to consolidated subsidiaries in which there is an average minority interest of 18%, 25% and 34%, respectively.

(4)	Average sales price for natural gas in 2001 includes $0.24 per Mcf hedging loss.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before deciding to invest in our common stock. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our common shares. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our reserve estimates depend on many assumptions that may turn out to be inconclusive, subject to varying interpretations or inaccurate.

      This prospectus contains estimates of our proved natural gas and oil reserves and the estimated future net revenues from these reserves. These estimates are based upon various assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, ownership and title, taxes and the availability of funds. The process of estimating natural gas and oil reserves is complex. It requires interpretations of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise. Further, the potential for future reserve revisions, either upward or downward, is significantly greater than normal because most of our reserves are undeveloped.

      Actual natural gas and oil prices, future production, revenues, operating expenses, taxes, development expenditures and quantities of recoverable natural gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of future net revenues set forth in this prospectus. A reduction in natural gas and oil prices, for example, would reduce the value of proved reserves and reduce the amount of natural gas and oil that could be economically produced, thereby reducing the quantity of reserves. We may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas prices and other factors, many of which are beyond our control.

      As of June 30, 2004, approximately 90% of our estimated net proved reserves were undeveloped. Undeveloped reserves, by their nature, are less certain. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. We have prepared estimates of our natural gas and oil reserves and the costs associated with these reserves in accordance with industry standards. However, the estimated costs may not be accurate, development may not occur as scheduled or the actual results may not be as estimated. We may not be able to raise the capital we need to develop these proved reserves. Most of these proved reserves are located in the Wilmington unit where drilling activities have been suspended since late 1999 as a result of a dispute with Magness Petroleum, our joint venture partner. See “Business — Wilmington Townlot Unit”.

      You should not assume that the present value of future net revenues referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any change in consumption by natural gas and oil purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of our natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor nor does it reflect discount factors used in the marketplace for the purchase and sale of oil and gas properties. Conditions in the oil and gas industry and oil and gas prices will affect whether the 10% discount factor accurately reflects the market value of our estimated reserves.

Failure to obtain financing and environmental approvals for the development of our Washakie Basin properties in which we own interests could have a material adverse effect on our business, financial condition or results of operations.

      Our future growth plans rely heavily on establishing significant production and reserves in the Washakie Basin. However, an inability to obtain financing at acceptable rates could prevent us from developing the Washakie Basin. Furthermore, environmental restrictions in this area could prevent us from developing this acreage as planned. The U.S. Bureau of Land Management, or the BLM, has begun preparation of an environmental impact statement, or EIS, which involves a series of scientific studies, surveys and public hearings and formulation of a plan for drilling and production in the Washakie Basin. The EIS is currently expected to be completed by the end of 2005, although this projected completion date may be extended. Our prior drilling in this basin, along with our projected drilling through 2005, is being conducted under an interim drilling policy of the BLM, under which up to a total of 200 wells can be drilled in this basin, 165 of which have been allocated to us and our drilling partners. If public opposition to continued drilling in this basin or other regulatory complications occur, the EIS may not be completed during 2005, or could cause the BLM to condition, severely restrict or prohibit drilling on a more permanent basis. Legal challenges to the EIS could also materially affect the timing and ultimate environmental restrictions that are imposed on our drilling and production operations. Any or all of these contingencies could delay or halt our drilling activities or the construction of ancillary facilities necessary for production, which would prevent us from developing our property interests in the Washakie Basin as planned. We cannot predict the timing or outcome of the EIS. Conditions, delays or restrictions imposed on the drilling or the management of groundwater produced during drilling could severely limit our operations there or make them uneconomic. Any unfavorable developments in the Washakie Basin could impede our growth, as we intend to undertake significant activity in order to increase our production and reserves in this area.

Our substantial contingent obligations to repurchase 10% of our outstanding bonds and debentures annually and to repurchase drilling program interests could strain our financial resources.

      As of September 30, 2004, we had $46.8 million of outstanding bonds and debentures. Holders of these securities are entitled each year to tender up to 10% of the original aggregate face amount of each series of debentures for repurchase by us at their face amount, or $4.7 million in 2004 and $4.2 million in 2005.

      In addition, under the terms of 13 of our drilling programs formed before 1998, to the extent that the drilling programs and other program investors elect not to purchase a withdrawing partner’s interest, the minority interest investors have the right to require us to repurchase their interests in each program for a formula price. This right is effective either seven years from the date of a partnership’s formation, or between the 15th and 25th anniversary of their formation. As of September 30, 2004, we have potential repurchase obligations for programs which mature on January 1, 2005 of approximately $4.5 million and for programs which mature on and after December 2009 of approximately $1.3 million. At September 30, 2004, a portion of our repurchase obligation was secured by $1.3 million market value of U.S. treasury bonds held by an independent trustee.

      Depending upon the amount of cash distributions to investors in our programs prior to the repurchase obligation dates and the number of investors who tender their interests for repurchase as their tender rights become available, a significant amount of funds may be required for these repurchases. These repurchase obligations could put a strain upon our financial resources and otherwise adversely affect our ability to execute our business plan. Any payment made under this obligation would be recorded as a reduction to minority interest as shown on our balance sheet.

      Under the terms of our seven drilling programs formed between 1998 and 2001 investors have the right to require us to repurchase their interests in each program seven to 25 years from the date of a partnership’s formation, to the extent that the drilling programs and other program investors elect not to purchase the investor’s interest. The price of our repurchase is fixed by the drilling program agreement to be the lower of the PV-10 value of the assets of the program and a formula based on the amount of the investor’s cash investment reduced by the amount of any cash distributions received. As of September 30, 2004, based on the June 30, 2004 reserve reports of the respective drilling programs, the aggregate PV-10 value of the assets in these programs was $14.7 million. Because this amount is less than the formula price of $96.1 million as of September 30, 2004, the PV-10 of $14.7 million is our maximum repurchase obligation as of September 30, 2004. This PV-10 amount may increase when we drill the remaining 22 net wells or place the remaining 27 net wells on production on behalf of these seven drilling programs.

      Based on the formula price as of September 30, 2004, if in the future the drilling program PV-10 value were to exceed $96.1 million, then our maximum obligation would be the formula price of $96.1 million, consisting of obligations of $43.2 million between October 1, 2005 and September 30, 2007, $51.4 million between October 1, 2007 and September 30, 2009 and $1.5 million thereafter.

We face significantly increasing water disposal costs in our CBM drilling operations.

      The Wyoming Department of Environmental Quality, or Wyoming DEQ, has restrictive regulations applying to the surface disposal of water produced from our CBM drilling operations. We typically obtain Clean Water Act, Safe Drinking Water Act and analogous state and local permits to use surface discharge methods, such as settling ponds, to dispose of water when the groundwater produced from the coal seams will not exceed surface discharge permit limitations. Surface disposal options have volumetric limitations and require an extensive third-party water sampling and laboratory analysis program to ensure compliance with state permit standards. Alternative methods to surface disposal of water are more expensive. These alternatives include installing and operating treatment facilities or drilling disposal wells to re-inject the produced water into the underground rock formations adjacent to the coal seams or lower sandstone horizons. Injection wells are regulated by the Wyoming DEQ and the Wyoming Oil & Gas Conservation Commission, and permits to drill these wells are obtained from these agencies. Based on our experience with CBM production in the Powder River Basin, we believe that permits for surface discharge of produced water in that basin, as well as the Washakie Basin, will become more difficult to obtain. In Wyoming, our produced water is currently injected at six wells, and we have obtained permits to drill six more of these underground injection wells. We expect the costs to dispose of produced water to increase significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Operational impediments may hinder our access to natural gas and oil markets or delay our production.

      The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. This dependence is heightened in our CBM operations where this infrastructure is less developed than in our traditional oil and gas operations. For example, there is no existing pipeline in the southern portion of the Washakie Basin. Therefore, if drilling results are positive in the entire length of the Washakie Basin, an entirely new gathering system would need to be built at a cost of approximately $20 million.

      We deliver natural gas and oil through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future. Our ability to produce and market natural gas and oil is affected and also may be harmed by:

•	the lack of pipeline transmission facilities or carrying capacity;

•	federal and state regulation of natural gas and oil production; and

•	federal and state transportation, tax and energy policies.

      We recently entered into an agreement with Anadarko to jointly construct compression facilities and a pipeline in the Washakie Basin. Any significant change in our arrangement with Anadarko or other market factors affecting our overall infrastructure facilities could adversely impact our ability to deliver the natural gas we produce to market in an efficient manner, or its price. In some cases, we may be required to shut in wells, at least temporarily, for lack of a market or because of the inadequacy or unavailability of transportation facilities. If that were to occur, we would be unable to realize revenue from those wells until arrangements were made to deliver our production to market.

Our level of indebtedness reduces our financial flexibility and could impede our ability to operate.

      As of September 30, 2004, our long-term debt was $48.6 million, substantially all of which consists of debentures we have issued from time to time with due dates ranging from December 31, 2007 through December 31, 2022. At September 30, 2004, the ratio of our debt to equity was 0.7 to 1.0, and the ratio of our debt to total assets was 0.3 to 1.0. We are required to make sinking fund payments on $46.8 million principal amount of our outstanding debentures, with respect to which we have deposited $20.4 million of principal amount of U.S. treasury bonds as of September 30, 2004, with estimated sinking fund payments required of $2.9 million by the end of 2004 and $3.1 million by the end of 2005. We are also contingently obligated to repurchase 10% of our outstanding bonds annually. We may not have sufficient funds to make repayments or sinking fund payments throughout all future maturities.

      Our level of debt affects our operations in several important ways, including the following:

•	a large portion of our net cash flow from operations has and will continue to be used to pay interest on borrowings;

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes; and

•	our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

We may incur additional debt in order to fund our exploration and development activities, which would continue to reduce our financial flexibility and could have a material adverse effect on our business, financial condition or results of operations.

      We may incur additional debt in order to make future acquisitions or develop our properties. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt or pay our debt at maturity. In addition, if we are unable to repay our debt at maturity out of cash on hand, we could attempt to refinance the debt or repay the debt with the proceeds of an equity offering. We may be unable to sell public debt or equity securities or do so on acceptable terms to pay or refinance the debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions and our market value and operations performance at the time of the offering or other financing. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

We have substantial capital requirements that, if not met, may hinder our growth and operations.

      Our future growth depends on our ability to make large capital expenditures for the exploration and development of our natural gas and oil properties and to acquire additional properties. We have projected these capital expenditures to be approximately $46.5 million in 2005. Historically, we have financed our capital expenditures primarily through drilling programs that participated in the exploration, drilling and development of the projects, and to a lesser extent through debt and equity financing. In the future, we intend to finance these capital expenditures through the proceeds of this equity offering and from cash flow from operations or a combination of these methods. Future cash flows and the availability of financing will be subject to a number of variables, such as:

•	the success of our CBM projects in the Washakie Basin;

•	our success in locating and producing new reserves;

•	the level of production from existing wells; and

•	prices of natural gas and oil.

      Additional financing sources may be required in the future to fund our developmental and exploratory drilling. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. Additional debt financing could lead to:

•	a substantial portion of our operating cash flow being dedicated to the payment of principal and interest;

•	our being more vulnerable to competitive pressures and economic downturns; and

•	restrictions on our operations.

      Financing may not be available in the future under existing or new financing arrangements, or we may not be able to obtain necessary financing on acceptable terms, if at all. If sufficient capital resources are not available, we may be forced to curtail our drilling, acquisition and other activities or be forced to sell some of our assets on an untimely or unfavorable basis, which would have an adverse affect on our business, financial condition and results of operations.

We have incurred losses from operations in the past and cannot guarantee profitability in the future.

      At September 30, 2004, we had an accumulated deficit of $71.9 million and total stockholders’ equity of $69 million. We have recognized annual net losses in each year since 1999. See “Selected Consolidated Financial Data”. We may not achieve or sustain profitability or positive cash flows from operating activities in the future.

Properties that we buy may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them, which could cause us to incur losses.

      One of our growth strategies is to pursue selective acquisitions of natural gas and oil reserves. We perform a review of the target properties that we believe is consistent with industry practices. However, these reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, a seller may be unwilling or unable to provide effective contractual protection against all or part of those problems, and we often assume environmental and other risks and liabilities in connection with the acquired properties.

Our operations in Wyoming could be adversely affected by abnormally poor weather conditions.

      Our operations in Wyoming are conducted in areas subject to extreme weather conditions and often in difficult terrain. Primarily in the winter and spring, our operations are often curtailed because of cold, snow and wet conditions. Unusually severe weather could further curtail these operations, including drilling of new wells or production from existing wells, and depending on the severity of the weather, could have a material adverse effect on our business, financial condition and results of operations.

As general partner of limited partnerships and co-venturer in joint ventures, we are liable for various obligations of those partnerships and joint ventures.

      We currently serve as the managing general partner of nine limited partnerships and participate in four joint ventures as a result of our sponsorship of drilling programs. As general partner or co-venturer, we are contingently liable for the obligations of the partnerships or joint ventures, as applicable, including responsibility for their day-to-day operations and liabilities which cannot be repaid from partnership or venture assets, insurance proceeds or indemnification by others. In the future, we might be exposed to litigation in connection with partnership or joint venture activities or find it necessary to advance funds on behalf of certain partnerships or joint ventures to protect the value of the natural gas and oil properties by drilling wells to produce undeveloped reserves or to pay lease operating expenses in excess of production. These activities may have a material adverse effect on our business, financial condition and results of operations. See “Business — Drilling Programs”.

Our role as general partner of limited partnerships and co-venturer in joint ventures may result in conflicts of interest, which may not be resolved in our best interests or the best interests of our stockholders.

      Our role as general partner of limited partnerships and co-venturer in joint ventures may result in conflicts of interest between the interests of those entities and our stockholders. For example, we plan to continue drilling natural gas and oil wells for the various drilling programs we have sponsored. The allocation of those wells to the drilling programs may give rise to a conflict of interest between our interests and the interests of the partners or co-venturers in our drilling programs. Any resolution of these conflicts may not always be in our best interests.

The loss of our chief executive officer or other key management and technical personnel or our inability to attract and retain experienced technical personnel could adversely affect our ability to operate.

      We depend to a large extent on the efforts and continued employment of Norman F. Swanton, our chief executive officer and chairman, Timothy A. Larkin, our executive vice president and chief financial officer, and Kenneth A. Gobble, our senior vice president of exploration and production, and other key management and technical personnel. The loss of the services of Messrs. Swanton, Larkin, Gobble or other key management and technical personnel could adversely affect our business operations. We maintain key person life insurance on Messrs. Swanton, Larkin and Gobble but not on other key management and technical personnel.

      The success of our development, exploration and production activities depends, in part, on our ability to attract and retain experienced petroleum engineers, geologists and other key personnel. From time to time, competition for experienced engineers and geologists is intense. If we cannot retain these personnel or attract additional experienced personnel, our ability to compete in the geographic regions in which we conduct our operations could be harmed.

We do not insure against all potential operating risks. We may incur substantial losses and be subject to substantial liability claims as a result of our natural gas and oil operations.

      We are not insured against all risks. We ordinarily maintain insurance against various losses and liabilities arising from our operations in accordance with customary industry practices and in amounts that management believe to be prudent. Losses and liabilities arising from uninsured and underinsured events or in amounts in excess of existing insurance coverage could have a material adverse effect on our business, financial condition or results of operations. Our natural gas and oil exploration and production activities are subject to hazards and risks associated with drilling for, producing and transporting natural gas and oil, and any of these risks can cause substantial losses resulting from:

•	environmental hazards, such as uncontrollable flows of natural gas, oil, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death;

•	regulatory investigations and penalties; and

•	natural disasters.

      Any of these risks could have a material adverse effect on our ability to conduct operations or result in substantial losses to us. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could have a material adverse effect on our business, financial condition and results of operations. See “Business — Operating Hazards And Insurance”.

We have limited control over activities on properties we do not operate, which could reduce our production and revenues.

      Substantially all of our business activities are conducted through joint operating agreements under which we own partial interests in natural gas and oil properties. We do not operate all of the properties in which we have an interest and in many cases we do not have the ability to remove the operator in the event of poor performance. As a result, we have a limited ability to exercise influence over normal operating procedures, expenditures or future development of underlying properties and their associated costs. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our revenues and production. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our and the operator’s control, including:

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	inclusion of other participants in drilling wells; and

•	use of technology.

Defects in the title to any of our natural gas and oil interests could result in the loss of some of our natural gas and oil properties or portions thereof or liability for losses resulting from defects in the assignment of leasehold rights.

      We obtain interests in natural gas and oil properties with varying degrees of warranty of title such as general, special, quitclaim or without any warranty. We acquired approximately one-half our interest in the Wilmington unit from Magness Petroleum in 1999 and the remainder will be acquired in 2005 in connection with our settlement of outstanding arbitration with Magness Petroleum. Magness Petroleum had acquired its interests from a third party that in turn had acquired its interest from Exxon Corporation with no warranty of title. Exxon had owned the Wilmington unit for over 25 years before its sale in 1997. We have acquired no title opinion as to the interests we own in that field, which may ultimately prove to be less than the interests we believe we own. Losses in this field may result from title defects or from ownership of a lesser interest than we assume we acquired or from the assignment of leasehold rights by us to our drilling programs. In other instances, title opinions may not be obtained if in our discretion it would be uneconomical or impractical to do so. This increases the possible risk of loss and could result in total loss of properties purchased. Furthermore, in certain instances we may determine to purchase properties even though certain technical title defects exist if we believe it to be an acceptable risk under the circumstances.

Risks Relating to the Oil and Gas Industry

A substantial or extended decline in natural gas and oil prices may adversely affect our ability to meet our capital expenditure obligations and financial commitments.

      Our revenues, operating results and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, natural gas and oil. Declines in the prices of, or demand for, natural gas and oil may adversely affect our financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower natural gas and oil prices may also reduce the amount of natural gas and oil that we can produce economically. Historically, natural gas and oil prices have been volatile, and they are likely to continue to be volatile in the future. A decrease in natural gas or oil prices will not only reduce revenues and profits, but will also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. If natural gas or oil prices decline significantly for extended periods of time in the future, we might not be able to generate enough cash flow from operations to meet our obligations and make planned capital expenditures. Natural gas and oil prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control.

      Among the factors that cause this fluctuation are:

•	changes in domestic and global supply and demand for natural gas and oil;

•	levels of production and other activities of the Organization of Petroleum Exporting Countries and other natural gas and oil producing nations;

•	market expectations about future prices;

•	the level of global natural gas and oil exploration, production activity and inventories;

•	political conditions, including embargoes, in or affecting other oil producing activity; and

•	the price and availability of alternative fuels.

      Lower natural gas and oil prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in natural gas and oil prices may have a material adverse effect on our business, financial condition and results of operations.

Drilling for and producing natural gas and oil are high risk activities with many uncertainties that could have a material adverse effect on our business, financial condition or results of operations.

      Our future success depends largely on the success of our exploitation, exploration, development and production activities. These activities are subject to numerous risks beyond our control, including the risk that we will not find any commercially productive natural gas or oil reservoirs. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. See “ — Risks Related to Our Business — Our reserve estimates depend on many assumptions that may turn out to be inconclusive, subject to varying interpretations or inaccurate” for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or prevent drilling operations, including:

•	unexpected drilling conditions;

•	pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	well blow-outs;

•	fires and explosions;

•	pipeline and processing interruptions or unavailability;

•	title problems;

•	adverse weather conditions;

•	lack of market demand for natural gas and oil;

•	delays imposed by or resulting from compliance with environmental and other regulatory requirements;

•	shortages of or delays in the availability of drilling rigs and the delivery of equipment; and

•	reductions in natural gas and oil prices.

      Our future drilling activities may not be successful. Our drilling success rate overall and within a particular area could decline. We could incur losses by drilling unproductive wells. Also, we may not be able to obtain any options or lease rights in potential drilling locations. We cannot be sure that we will ever drill our identified potential drilling locations or that we will produce natural gas or oil from them or from any other potential drilling locations. Shut-in wells, curtailed production and other production interruptions may negatively impact our business and result in decreased revenues.

If natural gas and oil prices decrease, we may be required to record an impairment, which would reduce our stockholders’ equity.

      We use the successful efforts method of accounting for costs related to our natural gas and oil properties. Accordingly, we capitalize the cost to acquire, explore for and develop gas and oil properties. Wells are evaluated on a field-by-field basis for impairment. We review our natural gas and oil properties on a field level when circumstances indicate that the capitalized costs, less accumulated depreciation, depletion and amortization or the carrying value of the property, may not be recoverable. If the carrying value of the property exceeds the expected future undiscounted cash flows, an amount equal to the excess of the carrying value over the fair value of the property, generally based upon discounted cash flow, is charged to expense. An impairment results in a non-cash charge to earnings which does not impact cash flow from operating activities, but does reduce our stockholders’ equity. The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. Once incurred, a write-down of oil and gas properties is not reversible at a later date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” for additional information on these matters.

Competition in the oil and gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do, which may adversely affect our ability to compete.

      We operate in the highly competitive areas of oil and gas exploration, development and acquisition with a substantial number of other companies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and gas companies in each of the following areas:

•	acquiring desirable producing properties or new leases for future exploration;

•	marketing our natural gas and oil production;

•	integrating new technologies; and

•	acquiring the equipment and expertise necessary to develop and operate our properties.

      Many of our competitors have financial, managerial, technological and other resources substantially greater than ours. These companies may be able to pay more for exploratory prospects and productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. To the extent our competitors are able to pay more for properties than we are, we will be at a competitive disadvantage. Further, many of our competitors may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

We are subject to complex laws and regulations, including environmental regulations, that can have a material adverse effect on the cost, manner or feasibility of doing business.

      Exploration for and exploitation, production and sale of oil and gas in the United States is subject to extensive federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations, and requires various permits and approvals from federal, state and local agencies. If these permits are not issued or unfavorable restrictions or conditions are imposed on our drilling activities, we may not be able to conduct our operations as planned. Alternatively, failure to comply with these laws and regulations, including the requirements of any permits, may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Compliance costs are significant. Further, these laws and regulations, particularly in the Rocky Mountain region, could change in ways that substantially increase our costs and associated liabilities. We cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not harm our business, results of operations and financial condition. For example, matters subject to regulation and the types of permits required include:

•	water discharge and disposal permits for drilling operations;

•	drilling permits;

•	drilling bonds;

•	reclamation;

•	spacing of wells;

•	occupational safety and health;

•	unitization and pooling of properties;

•	air quality, noise levels and related permits;

•	rights-of-way and easements;

•	reports concerning operations to regulatory authorities;

•	calculation and payment of royalties;

•	gathering, transportation and marketing of gas and oil;

•	taxation; and

•	waste disposal.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge of hazardous materials;

•	well reclamation costs;

•	remediation and clean-up costs;

•	fines and penalties;

•	natural resource damages; and

•	other environmental protection and damages issues.

      See “Business — Regulations” for a more detailed discussion of laws affecting our operations.

Shortages of rigs, equipment, supplies and personnel could delay or otherwise adversely affect our cost of operations or our ability to operate according to our business plans.

      If domestic drilling activity increases, particularly in the fields in which we operate, a general shortage of drilling and completion rigs, field equipment and qualified personnel could develop. As a result, the costs and delivery times of rigs, equipment and personnel could be substantially greater than in previous years. From time to time, including the present, these costs have sharply increased and could do so again. For example, in the second half of 2004, as energy prices increased significantly, we have experienced higher costs for drilling rigs, equipment and personnel. The demand for and wage rates of qualified drilling rig crews generally rise in response to the increasing number of active rigs in service and could increase sharply in the event of a shortage. Shortages of drilling and completion rigs, field equipment or qualified personnel could delay, restrict or curtail our exploration and development operations, which could in turn harm our operating results.

Unless we replace, maintain or expand our natural gas and oil reserves, our reserves and production will decline, which could have a material adverse effect on our business, financial condition and results of operations.

      In general, production from natural gas and oil properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If we are not successful in our exploitation, exploration, development and enhancement activities or in acquiring properties containing proved reserves, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is highly dependent upon our ability to economically find, develop or acquire reserves in commercial quantities.

      To the extent cash flow from operations is reduced, either by a decrease in prevailing prices for natural gas and oil or an increase in finding and development costs, and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. Even with sufficient available capital, our future exploration and development activities may not result in additional proved reserves, and we may not be able to drill productive wells at acceptable costs.

Risks Relating to Ownership of Our Common Stock

Purchasers in this offering will experience immediate dilution and will experience further dilution with the future exercise of stock options.

      If you purchase shares of our common stock in this offering, you will pay more for your shares than the per share book value as of September 30, 2004. As a result, the value of your investment based on the net tangible book value per share of our common stock will be less than what it would have been had you and all of the existing stockholders and existing option holders paid the same amount per share of common stock as you will pay in this offering. The net tangible book value dilution to new investors in this offering will be $3.86 per share at an assumed initial public offering price of $8.00 per share. The exercise of outstanding options and notes or bonds convertible into common stock may result in further dilution to you. See “Dilution” for a more complete description of how the value of your investment in our common stock will be diluted upon completion of this offering.

The number of shares eligible for future sale or which have registration rights could adversely affect any future market that develops for our common stock.

      Sales of substantial amounts of our common stock in a public market, or the perception that a large number of shares are available for sale, could depress the market price of our common stock. Upon completion of this offering, 29,409,706 shares of common stock will be outstanding, 11,755,597 shares of common stock are issuable upon conversion of our convertible debt and convertible preferred stock and 5,743,331 shares of common stock are issuable upon exercise of outstanding options and warrants. In addition to the shares of common stock sold in this offering, approximately 13,359,447 shares of our common stock will immediately be eligible for sale in the public market. An additional 4,175,259 shares held by our affiliates will immediately be eligible for sale in the public market subject to the volume and other limitations of Rule 144. Further, upon conversion by the holders of existing convertible debt and preferred stock into common stock, 8,414,038 shares will immediately be eligible for sale in the public market, and 3,341,559 shares held by our affiliates will immediately be eligible for sale subject to the volume and other limitations of Rule 144. In addition, as soon as practicable following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act to register up to 6,788,944 shares of our common stock reserved for grant or previously granted under our stock option plans. These shares generally will be available for sale in the public market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, subject to vesting restrictions. Further, upon conversion by holders of outstanding warrants to purchase shares of our common stock, an aggregate of 3,118,125 shares will be eligible for sale in the public market upon satisfying the one-year holding period of Rule 144.

      All of our directors, executive officers and certain of our stockholders, holding approximately 22.6% shares of our common stock, will be subject to agreements with the underwriters or us that restrict their ability to sell or transfer their stock for 180 days from the date of this prospectus. After these agreements expire, such shares will be eligible for sale in the public market. For a detailed discussion of the shares eligible for future sale, see “Shares Eligible for Future Sale”.

      In accordance with the terms and conditions of the registration rights agreement dated December 12, 2002, holders of 6,560,809 shares of our convertible preferred stock as of September 30, 2004 have a one-time right to demand that their shares of common stock issuable upon conversion of the convertible preferred stock be registered under the Securities Act commencing 180 days after the date of this offering. Also, commencing 180 days after completion of this offering, these holders may have the right to include their shares of common stock, subject to the consent of any underwriter, in registration statements that we may file, if any, to register shares of our common stock under the Securities Act for ourselves or other stockholders. Additionally, commencing February 3, 2005, we are required to file a registration statement for 2,875,000 shares of outstanding common stock and 1,437,500 shares of common stock issuable upon exercise of our class A and class B warrants under the Securities Act. We are also required commencing 170 days after the closing of this offering to file a registration statement for 3,000,000 shares of outstanding common stock and 1,500,000 shares of common stock issuable upon exercise of our class A and class B warrants under the Securities Act. The holders of these securities have agreed to certain restrictions on the transfer of their stock for a period of 180 days after this offering. If our stockholders sell significant amounts of common stock in any public market that develops or exercise their registration rights and sell a large number of shares, the price of our common stock could be negatively affected. If we were to include shares held by those holders in a registration statement pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock or impede such an offering altogether.

Our management has broad discretion over the use of the net proceeds from this offering, and you may not agree with how they use them.

      Our management has significant flexibility in applying the proceeds we receive in this offering. Because the proceeds are not required to be allocated to any specific purpose, investment or transaction, you cannot determine the value or propriety of our management’s application of the proceeds on our behalf. See “Use of Proceeds” for a more detailed description of how management intends to apply the proceeds of this offering.

There has been no public market for our common stock, and you may be unable to resell your shares at or above the offering price.

      There currently is no public market for our common stock, and an active trading market may not develop or be sustained after this offering. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price for our common stock after this offering. The market price of our common stock could fluctuate significantly in response to many risk factors listed in this section.

      In recent years, the stock market has experienced significant price and volume fluctuations. Our common stock may also experience volatility unrelated to our own operating performance for reasons that include:

•	domestic and worldwide supplies and prices of and demand for natural gas and oil;

•	political conditions in natural gas and oil producing regions;

•	war and acts of terrorism;

•	demand for our common stock;

•	revenue and operating results failing to meet the expectations of securities analysts or investors in any particular quarter;

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

•	investor perception of our industry or our prospects;

•	general economic trends;

•	limited trading volume of our stock;

•	changes in environmental and other governmental regulations;

•	actual or anticipated quarterly variations in our operating results;

•	our involvement in litigation;

•	conditions generally affecting the oil and natural gas industry;

•	the prices of oil and natural gas;

•	announcements relating to our business or the business of our competitors;

•	our liquidity; and

•	our ability to raise additional funds.

Control by our executive officers and directors will limit your ability to influence the outcome of matters requiring stockholder approval and could discourage our potential acquisition by third parties.

      As of November 30, 2004, our executive officers and directors beneficially owned approximately 22.6% of our common stock. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of our board of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Provisions in our articles of incorporation, bylaws and Maryland law may make it more difficult to effect a change in control, which could adversely affect the price of our common stock.

      Provisions of our articles of incorporation, bylaws and Maryland law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition.

      Our articles of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of us or our management. These provisions include:

•	giving the board the exclusive right to fill all board vacancies;

•	providing that special meetings of stockholders may only be called by the board pursuant to a resolution adopted by

—	a majority of the board, either upon a motion or upon written request by holders of at least 66 2/3% of the voting power of the shares entitled to vote, or

—	by our president;

•	a classified board of directors;

•	permitting removal of directors only for cause and with a super-majority vote of the stockholders; and

•	prohibiting cumulative voting in the election of directors.

      These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, and may limit the price that investors are willing to pay in the future for shares of our common stock.

      We are also subject to provisions of the Maryland General Corporation Law that prohibit business combinations with persons owning 10% or more of the voting shares of a corporation’s outstanding stock, unless the combination is approved by the board of directors prior to the person owning 10% or more of the stock, for a period of five years, after which the business combination would be subject to special stockholder approval requirements. This provision could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquiror from attempting to obtain control from us, which in turn could have a material adverse effect on the market price of our common stock. See “Description of Capital Stock”.

We have not paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future.

      Under the terms of our convertible preferred stock, we may not pay dividends on our common stock unless all accrued dividends on our convertible preferred stock have been paid. We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial conditions, current and anticipated cash needs and plans for expansion.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.

      These forward-looking statements include, among others, the following:

•	our growth strategies;

•	our reserve estimates;

•	our ability to successfully and economically explore for and develop oil and gas resources;

•	anticipated trends in our business;

•	our future results of operations;

•	our liquidity and ability to finance our exploration and development activities;

•	market conditions in the oil and gas industry;

•	our ability to make and integrate acquisitions; and

•	the impact of environmental and other governmental regulation.

      These statements may be found under “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, “Business” and other sections of this prospectus. Forward-looking statements are typically identified by use of terms such as “may”, “will”, “could”, “should”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “target” or “continue”, the negative of such terms or other comparable terminology, although some forward-looking statements may be expressed differently.

      The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to a number of factors, including:

•	the failure to obtain sufficient capital resources to fund our operations;

•	an inability to replace our reserves through exploration and development activities;

•	unsuccessful drilling activities;

•	a decline in oil or natural gas production or oil or natural gas prices;

•	incorrect estimates of required capital expenditures;

•	increases in the cost of drilling, completion and gas gathering or other costs of production and operations;

•	impact of environmental and other governmental regulation;

•	hazardous and risky drilling operations; and

•	an inability to meet growth projections.

      You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

      All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $43.6 million based on an assumed per share offering price of $8.00 from the sale of 6,000,000 shares of our common stock in this offering. The total net proceeds would be approximately $50.3 million if the underwriters’ over-allotment option is exercised in full. “Net proceeds” is what we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering.

      We intend to use the proceeds from this offering, together with approximately $2.9 million cash from our working capital, primarily to accelerate and fund our exploration and development activities, in the following approximate amounts:

      • the Atlantic Rim project in the Washakie Basin: $13.6 million

      • the Pacific Rim project in the Washakie Basin: $13.1 million

      • the Wilmington unit in the Los Angeles Basin: $18.4 million

      • the Powder River Basin: $1.4 million.

      Pending these uses, we plan to invest the net proceeds in interest-bearing short-term investment grade securities.

      The foregoing discussion represents our best estimate of the allocation of the net proceeds of the offering based upon our current plans. Actual expenditures may vary from these estimates and we may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use portions thereof for other purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

DIVIDEND POLICY

      We have never paid or declared any cash dividends on our common stock. We intend to retain all future earnings for the development of our business. Our convertible preferred stock restricts our ability to pay dividends on our common stock unless all accrued dividends on our convertible preferred stock have been paid.

      Since issuing our convertible preferred stock in December 2002, we have paid eight consecutive quarterly cash dividends on this stock at the rate of 8% per annum. At our option, these dividends may be paid in cash or paid in kind through the issuance of additional shares of convertible preferred stock at a rate of 8% per annum. See “Description of Capital Stock — Preferred Stock”.

CAPITALIZATION

      The following table sets forth, as of September 30, 2004, a summary of our capitalization, both on an actual basis and on an as adjusted basis, to give effect to each of the following as if they had occurred on September 30, 2004:

•	this offering at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming sales of 6,000,000 shares of our common stock in this offering and the application of the estimated net proceeds of $43.6 million. See “Use of Proceeds”; and

•	the private placement of 3,000,000 shares of our common stock and warrants to purchase our common stock for an aggregate purchase price of $21 million less $0.5 million in commissions in November 2004.

      You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes that are included elsewhere in this prospectus.

	As of September 30, 2004

	Actual	As Adjusted

	(in thousands)

	(unaudited)
Cash and cash equivalents	$17,309	$81,441

Current portion of long-term debt	5,016	5,016
Long-term debt:
Debentures and other long-term liabilities(1)	43,571	43,571
Stockholders’ equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, of which 6,560,809 shares are issued and outstanding	77,194	77,194
Common stock, $0.0001 par value, 100,000,000 shares authorized	2	3
Actual — 20,399,251 shares issued and outstanding
As adjusted — 29,399,251 shares issued and outstanding
Additional paid in capital	63,524	127,655
Treasury stock, at cost, 632,250 shares	(728)	(728)
Accumulated other comprehensive income	915	915
Accumulated deficit	(71,921)	(71,921)

Total stockholders’ equity	68,986	133,118

Total capitalization	$117,573	$181,705

(1)	Our net debt is approximately $29.0 million after offsetting zero coupon U.S. treasury bonds having a market value of $14.6 million held in bank escrow as collateral for repayment of debentures.

DILUTION

      The net tangible book value of our common stock as of September 30, 2004 was $65.6 million, or $3.21 per share. After giving effect to the sale of common stock pursuant to this offering at the initial public offering price of $8.00 per share, assuming the underwriters option to purchase additional shares in this offering is not exercised, and after deducting underwriting discounts and estimated offering expenses payable by us, the adjusted pro forma net tangible book value as of September 30, 2004 would have been $109.2 million or $4.14 per share.

      The net tangible book value per share before the offering has been determined by dividing pro forma net tangible book value, which is calculated as total tangible assets less total liabilities, by the pro forma number of shares of common stock outstanding, as of September 30, 2004. This offering will result in an increase in pro forma net tangible book value per share of $0.93 to existing stockholders and dilution in pro forma net tangible book value per share of $3.86 to investors who purchase shares in this offering. Dilution is determined by subtracting pro forma net tangible book value per share from the initial public offering price of $8.00 per share. The following table illustrates this dilution:

Initial public offering price per share	$8.00
Net tangible book value per share as of September 30, 2004	3.21
Increase in net tangible book value per share attributable to this offering	0.93
Pro forma net tangible book value per share as of September 30, 2004 after giving effect to this offering	4.14
Dilution of net tangible book value per share to investors in this offering	3.86

      If the underwriters exercise their option to purchase additional shares in this offering, the pro forma net tangible book value per share after the offering would be $4.25 per share, the increase in net tangible book value per share to existing stockholders would be $1.04 per share and the dilution to investors in this offering would be $3.75 per share.

      The following table summarizes, on a pro forma basis as of September 30, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by investors in this offering. The calculation below is based on the initial public offering price of $8.00 per share, before deduction of underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Number	Percent	Per Share

Existing stockholders	20,399,251	77%	$73,251,630	60%	$3.59
Investors in this offering	6,000,000	23	48,000,000	40	8.00

Total	26,399,251	100%	$121,251,630	100%	$4.59

      The tables above do not include 16,045,986 shares of common stock issuable upon exercise or conversion of the following:

•	2,636,081 shares are issuable upon exercise of stock options with a weighted average exercise price of $5.65 per share;

•	899,375 shares are issuable upon exercise of class A warrants at an exercise price of $10.00 per share;

•	718,750 shares are issuable upon exercise of class B warrants at an exercise price of $12.50 per share;

•	5,230,971 shares are issuable upon conversion of outstanding bonds with a weighted average exercise price of $7.21 per share; and

•	6,560,809 shares are issuable upon conversion of preferred stock with a conversion price of $12.00 per share.

      If all of such outstanding stock options and warrants had been exercised and bonds and preferred stock converted as of September 30, 2004, net tangible book value per share after this offering would be $258.5 million and total dilution per share to investors in this offering would be $1.91.

      The tables above also do not include $21 million raised through our private placement of 3,000,000 shares of common stock and warrants to purchase 1,500,000 shares of common stock in November 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except share and per share data)

      This section presents our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected data in this section is not intended to replace the consolidated financial statements.

      We derived the statement of operations data and statement of cash flows data for the years ended December 31, 2003, 2002 and 2001, and balance sheet data as of December 31, 2003 and 2002 from the audited consolidated financial statements included in this prospectus. We derived the statement of operations data and statement of cash flows data for the years ended December 31, 2000 and 1999 and the balance sheet data as of December 31, 2001, 2000 and 1999 from audited consolidated financial statements that are not included in this prospectus. We derived the statement of operations data and statement of cash flows data for the nine months ended September 30, 2004 and 2003, and balance sheet data as of September 30, 2004 from the unaudited consolidated financial statements included in this prospectus. The interim unaudited consolidated financial statements have been prepared on the same basis as the annual audited financial statements and include in the opinion of management, all adjustments, consisting of normal recurring adjustments necessary to present fairly the data for such periods and may not necessarily be indicative of full year results.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2003	2002	2001	2000	1999	2004	2003

						(unaudited)
Statement of Operations Data:
Revenues:
Turnkey contracts with affiliated partnerships	$11,301	$ 5,841	$ 30,103	$33,985	$ 25,406	$ 7,109	$ 4,276
Oil and gas sales from marketing activities	5,621	11,272	14,867	15,421	—	4,572	4,150
Well services	1,168	1,895	5,574	4,297	2,611	799	823
Oil and gas sales	5,717	593	948	200	68	4,533	4,244

Total revenues	23,807	19,601	51,492	53,903	28,085	17,013	13,493
Costs and operating expenses:
Turnkey contracts	7,285	4,965	25,953	22,783	18,126	8,302	3,277
Cost of marketed oil and gas purchased from affiliated partnerships	5,500	11,121	15,299	15,800	—	4,465	4,067
Well services	662	839	3,519	3,168	1,351	410	448
Production and exploration	3,812	1,326	568	355	43	3,168	2,565
Depreciation, depletion, amortization and impairment	3,249	9,930	14,462	3,065	9,197	2,662	806
General and administrative	4,496	6,278	5,485	6,416	4,491	3,292	2,911
Contingent repurchase obligation	—	(3,065)	3,319	—	—	—	—

Total costs and operating expenses	25,004	31,394	68,605	51,587	33,208	22,299	14,074
Income (loss) from operations	(1,197)	(11,793)	(17,113)	2,316	(5,123)	(5,286)	(581)
Other income (expense):
Interest and other income	1,340	5,258	1,977	2,457	1,641	1,406	986
Interest expense	(1,528)	(6,313)	(5,776)	(6,968)	(5,791)	(374)	(1,334)
Gain on sale of oil and gas properties	494	4,287	—	—	—	120	515
Net gain (loss) on investment	21	464	(10)	587	(1,104)	(39)	57

Total other income (expense)	327	3,696	(3,809)	(3,924)	(5,254)	1,113	224

						Nine Months Ended
	Year Ended December 31,					September 30,

	2003	2002	2001	2000	1999	2004	2003

						(unaudited)
Loss before income taxes, extraordinary item and cumulative effect of change in accounting principle	(870)	(8,097)	(20,922)	(1,608)	(10,337)	(4,173)	(357)
Income tax expense (benefit)	129	(471)	152	(412)	702	(92)	—

Loss before minority interest and cumulative effect of change in accounting principle	(999)	(7,626)	(21,074)	(1,196)	(11,079)	(4,081)	(357)
Minority interest	(112)	—	—	—	—	(111)	(138)

Net loss before change in accounting principle	(1,111)	(7,626)	(21,074)	(1,196)	(11,079)	(4,192)	(495)
Cumulative effect of change in accounting principle	(88)	—	—	—	—	—	(88)

Net loss	(1,199)	(7,626)	(21,074)	(1,196)	(11,079)	(4,192)	(583)
Preferred dividends and accretion	4,562	16	—	—	—	4,940	2,772

Net loss applicable to common stockholders	$(5,761)	$(7,642)	$(21,074)	$(1,196)	$(11,079)	$(9,132)	$(3,355)

Basic and diluted loss per common share	$ (0.34)	$ (0.44)	$ (1.20)	$ (0.10)	$ (1.00)	$ (0.49)	$ (0.20)
Weighted average shares outstanding basic and diluted	16,827,857	17,339,869	17,532,882	12,461,814	11,115,522	18,699,514	16,865,276

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$ 5,278	$(6,101)	$(15,712)	$ 10,659	$ 16,502	$ (5,562)	$ (882)
Investing activities	(13,524)	5,317	(17,635)	(19,012)	(21,540)	(16,564)	(4,936)
Financing activities	9,591	1,045	(2,700)	26,701	16,726	14,906	1,659

	At December 31,
						At September 30,
	2003	2002	2001	2000	1999	2004

						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$24,529	$23,185	$22,924	$58,970	$40,622	$17,309
Oil and gas properties, net	94,950	48,684	39,975	35,930	17,449	107,848
Total assets	151,054	108,262	94,900	128,649	82,144	154,779
Long-term debt (including current maturities)	49,916	56,202	61,880	60,447	56,306	48,586
Convertible preferred stock	76,334	20,956	—	—	—	77,194
Total stockholders’ equity (deficit)	56,394	7,002	(6,434)	14,876	(14,618)	68,986

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The discussion and analysis that follows should be read together with the “Selected Consolidated Financial Data” and the accompanying financial statements and notes related thereto that are included elsewhere in this prospectus. It includes forward-looking statements that may reflect our estimates, beliefs, plans and expected performance. The forward-looking statements are based upon events, risks and uncertainties that may be outside our control. Our actual results could differ significantly from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include but are not limited to, market prices for natural gas and oil, regulatory changes, estimates of proved reserves, economic conditions, competitive conditions, development success rates, capital expenditures and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, including in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, all of which are difficult to predict. As a result of these assumptions, risks and uncertainties, the forward-looking matters discussed may not occur.

Overview

      We are a growing independent energy company engaged in the exploration and development of domestic onshore natural gas and oil reserves. We focus our efforts primarily on the exploration and development of coalbed methane, or CBM, properties located in the Rocky Mountain region and on our waterflood oil recovery program in the Wilmington Townlot Unit, or the Wilmington unit, in the Wilmington field within the Los Angeles Basin of California. As of September 30, 2004, we owned natural gas and oil leasehold interests in approximately 267,954 gross (148,568 net) acres, 95% of which are undeveloped. Substantially all our undeveloped acreage is located in the Rocky Mountains. Our total net proved reserves are located on approximately 5% of our net acreage.

      From our inception in 1990 through 2003, we functioned principally as the sponsor of privately placed drilling programs and joint ventures. Under these programs, we contribute drilling locations, pay tangible drilling costs and provide turnkey drilling services, natural gas marketing services and well services to the drilling partnerships and retain an interest in the wells. Historically, a substantial portion of our revenue was attributable to these turnkey drilling services.

      From December 2002 to March 2003, 13 drilling programs formed from 1994 though 1997 converted from Delaware limited partnerships to Delaware limited liability companies. As a result of these conversions, we have issued an aggregate of 3,341,559 restricted convertible preferred shares to the 13 LLCs as additional capital contributions and received as consideration additional standard membership interests in the LLCs. This increased our pro rata beneficial interests in the oil and gas wells owned by the LLCs.

      We anticipate that revenue from turnkey drilling services will become increasingly less material to our business in the future. Our future revenue growth is primarily dependent on our ability to increase our oil and gas reserves and production. We plan to participate in all our drilling activities outside the Wilmington unit on a pro rata basis with our drilling programs until we have performed our obligations under the turnkey drilling contracts related to our existing deferred income of approximately $15 million as of September 30, 2004. We intend to invest more of our own capital in drilling operations in order to accelerate the growth of our production and reserves. We also anticipate that any future drilling activities that we undertake with third parties will be through joint ventures and similar arrangements.

      The schedule below reflects revenue and expense from gas and oil sales and from turnkey contracts for the years ended December 31, 2003 and 2002 and for the first nine months of 2004.

	Year Ended		Nine Months
	December 31,		Ended
			September 30,
	2003	2002	2004

			(unaudited)

	(in thousands)
Oil and gas sales	$5,718	$593	$4,533
Production and exploration expense	3,812	1,326	3,168

Gross margin	$1,906	$(733)	$1,365

Turnkey contract revenue with affiliated partnerships	$11,301	$5,841	$7,109
Turnkey contract expense	7,285	4,965	8,302

Gross margin	$4,016	$876	$(1,193)

      We estimate that the completion of drilling activities on behalf of our drilling programs and the subsequent commencement of drilling activities primarily for our own account will occur by the third quarter of 2005. We anticipate that, depending upon our drilling results, our production revenue may not be sufficient for us to achieve positive cash flow from operating activities on or before the end of 2006. Even if we are able to achieve positive cash flow from operating activities on or before the end of 2006, which we cannot assume, we may not be able to achieve positive cash flow from operating activities on a cumulative basis for 2006. To the extent we are able to achieve increases in natural gas and oil production revenue, we also will experience increases in production and exploration expense.

      Our capital expenditure budget for 2005 is $46.5 million, which includes participation in the drilling of 131 gross (68.8 net) wells. At the present time, we are concentrating our drilling activities in our Atlantic Rim and Pacific Rim projects of the Washakie Basin, where we are planning to participate in the drilling of 52 gross wells and 38 gross wells, respectively, during 2005. Also during 2005, we expect to drill 29 gross wells in the Wilmington unit in the Los Angeles Basin. Although we expect our activities in the Powder River Basin to continue to produce additional revenues, we already have conducted drilling activities on a substantial part of our acreage in that project.

      Our activities in the Wilmington unit have been delayed since 1999 because our interests in this unit were the subject of arbitration with Magness Petroleum, our joint venture partner. In November 2004, we entered into a purchase and sale agreement and a settlement agreement and release with Magness Petroleum for the purpose of settling our disputes and ending arbitration. Pursuant to the purchase and sale agreement, Magness Petroleum and its affiliate have agreed to sell, and we have agreed to buy, all the interests of Magness Petroleum and its affiliate in the Wilmington unit, together with existing wells, equipment and jointly owned surface properties. Under the settlement agreement and release all awards, findings and/or judgments, including a $1.6 million award in our favor, will be vacated and all proceeding will be dismissed. In exchange for such interests and assets, we will pay a cash purchase price of $14.8 million and assume certain liabilities and obligations of Magness Petroleum and its affiliate associated with the Wilmington unit. The purchase and sale agreement provides that our purchase of the Magness Petroleum interests and assets will close on or before January 31, 2005. Pursuant to the agreement, we are required to deposit $1.5 million with an escrow agent within ten days of the date of the agreement. At the closing we will be required to deliver an additional $13.3 million to the escrow agent who will then deliver $14.55 million to Magness Petroleum and its affiliate. The remaining $250,000 of the purchase price will remain in escrow for a period of 90 days after the closing to secure post-closing obligations. The purchase price may be adjusted to take into account certain revenues and expenses related to the operations of the Wilmington unit during the period between the effective date of January 1, 2005 and the closing. We will not use any proceeds of this offering to complete our purchase of interests and assets from Magness Petroleum under the agreement. See “Business — Wilmington Townlot Unit”. The net result of this transaction with Magness Petroleum is to increase our interest in future development activity in the Wilmington unit to an approximate 98.5% undivided working interest. As soon as closing of this settlement and acquisition has occurred, we intend to resume drilling in the Wilmington unit.

      Upon consummation of the settlement and acquisition with Magness Petroleum, our estimated total proved natural gas and oil reserves, as of June 30, 2004, adjusted as if the acquisition had occurred on June 30, 2004, would be approximately 124.1 Bcfe and the PV-10 value of these reserves would be approximately $236.2 million.

      Compared with the development of our CBM properties, we anticipate that development of our oil properties in the Wilmington unit could have a more immediate impact on our cash flows. We also anticipate that we will be able to conduct drilling operations in the Wilmington unit on a year-round basis without weather-induced or other drilling delays as may occur in the Rocky Mountain areas where our CBM properties are located.

      A substantial portion of our economic success depends on factors over which we have no control, including natural gas and oil prices, operating costs, and environmental and other regulatory matters. In our planning process, we focus on maintaining financial flexibility together with a low cost structure in order to reduce our vulnerability to these uncontrollable factors.

Critical Accounting Policies

     Oil and Gas Producing Activities

      We use the successful efforts method of accounting for oil and gas properties. Under this methodology, costs incurred to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed.

      Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on our experience of successful drilling, terms of leases and historical lease expirations.

      Capitalized costs of producing oil and gas properties are depleted by the units-of-production method on a field-by-field basis. Lease costs are depleted using total proved reserves while lease equipment and intangible development costs are depleted using proved developed reserves. Our proved properties are evaluated on a field-by-field basis for impairment. An impairment loss is indicated whenever net capitalized costs exceed expected future net cash flow based on engineering estimates. In this circumstance, we recognize an impairment loss for the amount by which the carrying value of the properties exceeds the estimated fair value based on discounted cash flow.

      On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depletion and amortization are eliminated from the property accounts, and the resulting gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depletion and amortization with a resulting gain or loss recognized in earnings.

      On the sale of an entire interest in an unproved property, a gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

      Our estimate of proved reserves is based on the quantities of oil and gas that engineering and geological analysis demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. Reserves and their relation to estimated future net cash flows impact our depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. Our reserve estimates and the projected cash flows are derived from these reserve estimates, in accordance with SEC guidelines by an independent engineering firm based in part on data provided by us. The accuracy of our reserve estimates depends in part on the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates.

Revenue Recognition

      Affiliated partnerships enter into agreements with us to drill wells to completion for a fixed price. We, in turn, enter into drilling contracts primarily with unrelated parties to drill wells on a day work basis. Therefore, if problems are encountered on a well, the cost of that well will increase and gross profit will decrease and could result in a loss on the well. We recognize revenue from the turnkey drilling agreements on a proportional performance method as services are performed. This involves management making judgments and estimates as to their various stage of completion of each well based on the review of drilling logs, status reports from engineers and historical experience in completing similar wells. When estimates of revenues and expenses indicate a loss, the total estimated loss is accrued. Oil and gas sales result from undivided interests held by us in various oil and gas properties. Sales of natural gas and oil produced are recognized when delivered to or picked up by the purchaser. Oil and gas sales from marketing activities result from sales by us of oil and gas produced by affiliated joint ventures and partnerships and are recognized when delivered to purchasers.

Capitalized Interest

      Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost”, provides standards for the capitalization of interest cost as part of the historical cost of acquiring assets. Costs of investments in unproved properties on which exploration or development activities are in progress or are the subject of pending litigation qualify for capitalization of interest. Capitalized interest is calculated by multiplying our weighted-average interest rate on debt by the amount of qualifying costs. Capitalized interest cannot exceed gross interest expense.

New Accounting Pronouncement

      In June 2001, the Financial Accounting Standard Board issued Statements of Financial Accounting Standards No. 143, or SFAS 143, “Accounting for Asset Retirement Obligations”, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002. We adopted SFAS 143 on January 1, 2003 and recorded a net asset of $557,000, a related liability of $645,000, using a 10% discount rate, and a cumulative effect on change in accounting principle on prior years of $88,000. As of December 31, 2002, we had an allowance for asset retirement obligations of $434,000 relating to certain nonproducing wells. The new standard had no material impact on income before the cumulative effect of adoption in the first quarter of 2003, nor would it have had a material impact on the quarterly results for 2002, assuming an adoption of this accounting standard on a pro forma basis. During 2003, the asset retirement liability was increased by approximately $62,000 as a result of accretion and recorded as interest expense. Also during 2003, we sold certain non-strategic oil and gas properties deemed not commercially productive, which resulted in a decrease to the asset retirement liability of approximately $245,000. We have treasury bonds held in escrow with a fair market value as of September 30, 2004 of $2,766,000 that are legally restricted for potential plugging and abandonment liability in the Wilmington unit.

Results of Operations

Nine Months Ended September 30, 2004 Compared To Nine Months Ended September 30, 2003

Turnkey contract revenue and expenses.

      Turnkey contract revenue increased $2.8 million in the first nine months of 2004 to $7.1 million, a 66% increase compared to the corresponding period of the preceding year. Additionally, turnkey contract expense increased $5.0 million during the first nine months of 2004 to $8.3 million, a 153% increase compared to the same period in 2003. The drilling activity was more active during the first nine months of 2004 compared to the corresponding period of 2003.

      Net loss from turnkey activities was $1.2 million for the first nine months of 2004. This compares to net income of $1.0 million for the corresponding period in 2003. This net loss resulted from a significant increase in drilling costs, such as drilling rig rates and steel prices. In addition, net income decreased during the first nine months of 2004 as a result of drilling Washakie wells with lower profit margins in the first nine months of 2004 as compared to drilling shallow re-entry wells in 2003 with higher profit margins.

Oil and gas sales and costs from marketing activities.

      Oil and gas sales from marketing activities increased $400,000 in the first nine months of 2004 to $4.6 million, a 10% increase compared to the same period last year. Cost of oil and gas marketing activities increased $400,000 in the first nine months of 2004 to $4.5 million, a 10% increase compared to the same period in 2003. Oil and gas production from the wells in the drilling programs in which we earn a marketing fee for both the nine months ended September 30, 2004 and 2003 was 1.0 Bcfe. The average price per Mcfe during the first nine months of 2004 and 2003 was $4.48 and $4.26, respectively.

      The gross profit from marketing activities for the first nine months of both 2004 and 2003 was $100,000.

Well services activities.

      Well services revenue decreased $24,000 in the first nine months of 2004 to $800,000, a 3% decrease compared to the corresponding period of the preceding year. Well services expense decreased $38,000 in the first nine months of 2004 to $400,000.

      Gross profit from well services activities was $400,000 for the first nine months of both 2004 and 2003.

Oil and gas sales.

      Revenue from oil and gas sales increased $300,000 in the first nine months of 2004 to $4.5 million, a 7% increase compared to the same period in 2003. The increase was offset by a retroactive adjustment which reduced our oil and gas sales in accordance with the reduction in our working interest percentage in the Sun Dog unit in the Washakie Basin. In accordance with the Washakie Basin unit Operating Agreement, our working interest percentage increases or decreases as the field unit expands.

Net gain (loss) on investments.

      Net loss on investments was $39,000 for the first nine months of 2004. Net gain on investments was $57,000 during the first nine months of 2003. Our investments consist primarily of zero coupon U.S. treasury bonds held in our inventory. Fluctuations in net gain or loss on investments resulted from changes in long-term interest rates.

Interest and other income.

      Interest and other income increased $400,000 in the first nine months of 2004 to $1.4 million, a 42% increase compared to the same period in 2003. The increase reflects the reversal of a reserve related to the recognition of drilling credits.

Gain on sale of assets.

      The $500,000 gain on the sale of assets in 2003 resulted from the sale of certain non-strategic properties in New Mexico.

Production & exploration expenses.

      Production and exploration expense increased $600,000 in the first nine months of 2004 to $3.2 million, a 23% increase compared to the same period in 2003. This increase resulted from an increase in the volume of oil and gas sales. Additionally, we incurred increased lease operating expenses related to environmental charges in our Washakie Basin properties. The increase was offset by a retroactive adjustment which reduced our production and exploration expense in accordance with the reduction in our working interest percentage in the Sun Dog unit in the Washakie Basin.

Depreciation, depletion, amortization and impairment.

      Depreciation, depletion and amortization expense increased $1.9 million for the first nine months of 2004 to $2.7 million, a 230% increase compared to the corresponding period last year. This increase resulted from the expiration of certain leases with a cost basis of $1.2 million. Additionally, this increase represents a higher cost basis in oil and gas properties in 2004 due to the recapitalization of our drilling programs, as compared to the same quarter in 2003, resulting in a higher depletion expense.

General and administrative expenses.

      General and administrative expenses increased $400,000 in the first nine months of 2004 to $3.3 million, an 13% increase compared to the corresponding quarter last year. This increase reflects an increase in legal fees relating to our California property. See “Business — Legal Proceedings”.

Interest expense.

      Interest expense decreased $1.0 million in the first nine months of 2004 to $400,000, a 72% decrease compared to the same period last year. This decrease reflects an increase in the amount of interest capitalized on our Wyoming and California properties due to the recapitalization of our drilling programs.

Income Taxes

      We follow the provisions of Statements of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, which provides for recognition of a deferred tax liability or asset for deductible temporary timing differences, operating loss carryforwards, statutory depletion carryforwards and tax credit carryforwards net of a valuation allowance. The temporary differences consist primarily of depreciation, depletion and amortization of intangible drilling costs, unrealized gains on investments and our investment basis in oil and gas partnerships.

      As of December 31, 2003, we had a net operating loss carryforward of approximately $65 million and no alternative minimum tax credit carry forward. Our net operating loss carryforwards expire in 2012 and subsequent years.

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

      Turnkey contract revenue and expenses.

      Turnkey contract revenue increased $5.5 million in 2003 to $11.3 million, a 93% increase compared to 2002. Additionally, turnkey contract expense increased $2.3 million during 2003 to $7.3 million, a 47% increase compared to 2002. These increases resulted from a higher level of drilling activity during 2003 compared to 2002. The level of drilling activity is affected by many factors including obtaining the requisite governmental permits necessary to commence drilling on the leases. Additionally, during the fourth quarter of 2002, we entered into a joint venture with Anadarko whereby we sold partial interests in wells that had been previously allocated to drilling programs. As a result, during the fourth quarter of 2002, previously recognized turnkey revenue was reversed. During 2003, we were able to drill 38 gross and 24.3 net wells on behalf of the drilling programs.

      Gross profit from turnkey activities was $4.0 million or 36% for 2003. This compares to gross profit of $876,000 or 15% for 2002. The increase in gross profit percentage during 2003 results from drilling certain wells more economically than the corresponding period of 2002 and changes in the working interests of various wells in our drilling programs resulting from the recapitalization of our drilling programs in 2002.

Oil and gas sales and costs from marketing activities.

      Oil and gas sales from marketing activities decreased $5.7 million in 2003 to $5.6 million, a 50% decrease compared to the previous year. Cost of oil and gas marketing activities decreased $5.6 million in 2003 to $5.5 million, a 51% decrease compared to 2002. These decreases primarily resulted from the recapitalizations of our drilling programs in 2002, whereby we now receive oil and gas production previously allocated to drilling programs. Oil and gas production from the wells in the drilling programs in which we earn a marketing fee for 2003 and 2002 was 1.2 Bcfe and 3.5 Bcfe, respectively. This decrease was offset by higher average gas prices. The average price per Mcfe during 2003 and 2002 was $3.92 and $2.40, respectively.

      The gross profit from marketing activities for 2003 was $120,000 as compared to $151,000 in the same period of the previous year.

Well services activities.

      Well services revenue decreased $728,000 in 2003 to $1.2 million, a 38% decrease compared to the preceding year. Well services expense decreased $177,000 million for 2003 to $662,000, a 21% decrease compared to 2002. The decreases in well services revenue resulted from the sale of certain assets of our drilling subsidiary, CJS Pinnacle Petroleum LLC on February 14, 2002, for total consideration of $4.2 million. Well services revenue from CJS Pinnacle Petroleum LLC was approximately $400,000 during the first quarter of 2002. Following the sale, Pinnacle ceased operations. Additionally, certain well services revenue approximating $300,000 earned on drilling program wells during 2002 was not earned in 2003. We obtained oil and gas interests from our drilling programs in these wells through the recapitalization of our drilling programs in 2002.

Oil and gas sales.

      Revenue from oil and gas sales increased $5.1 million in 2003 to $5.7 million, an 865% increase compared to the previous year, due to increased ownership in our drilling programs. We obtained oil and gas interests from our drilling programs as a result of the recapitalization of our drilling programs in 2002. Our share of pre-payout production from drilling programs formed subsequent to 1998 is generally 25% of the production allocated to these drilling programs.

Net gain on investments.

      Net gain on investments was $21,000 for 2003 and $464,000 for 2002. Investments consist primarily of zero coupon U.S. treasury bonds held in our inventory. Fluctuations in net gain or loss on investments resulted from changes in long-term interest rates.

Interest and other income.

      Other income decreased $3.9 million in 2003 to $1.3 million, a 74% decrease compared to 2002. During 2002, our executive vice president, James C. Johnson Jr., died. As a result, we received key man life insurance proceeds of $3.8 million.

Gain on sale of assets.

      The gain on sale of assets was $494,000 in 2003 compared to $4.3 million in 2002. The $494,000 gain in 2003 resulted from the sale of certain non-strategic properties in New Mexico during the third quarter of 2003. The $4.3 million gain in 2002 resulted from the sale of certain interests in our Atlantic Rim CBM reserves to Anadarko.

Production & exploration expenses.

      Production and exploration expense increased $2.5 million in 2003 to $3.8 million, a 188% increase compared to the previous year. This resulted from increased ownership in our drilling programs. We obtained oil and gas interests from our drilling programs as a result of the recapitalization of our drilling programs in 2002. Additionally, a plugging and abandonment liability of $1.2 million was reversed during the third quarter of 2002.

Depreciation, depletion, amortization and impairment.

      Depreciation, depletion and amortization expense decreased $6.7 million for 2003 to $3.2 million, a 67% decrease compared to the previous year. During 2002, we recorded impairment expense totaling $9.3 million relating to certain properties primarily in Texas and Montana. This was offset by impairment expense recorded in 2003 of $1.6 million related to expiring leases in the Atlantic Rim Project in the Washakie Basin in Wyoming.

General and administrative expenses.

      General and administrative expenses decreased $1.8 million in 2003 to $4.5 million. During 2002, we wrote off approximately $900,000 of previously capitalized offering expenses. Additionally, the decrease resulted from a reduction in the number of employees employed during 2003 compared to 2002.

Interest expense.

      Interest expense decreased $4.8 million in 2003 to $1.5 million, a 76% decrease compared to the previous year. Primarily, this decrease reflects an increase in the amount of interest of $4.3 million capitalized to our Wyoming and California properties.

Contingent repurchase obligation.

      Repurchase obligation expense of $3.3 million was recorded in 2001 based on pricing at March 15, 2002. The repurchase obligation expense was reversed during the first quarter of 2002. As stated above, the determination of whether a repurchase liability exists is based upon estimates of future net cash flows from reserve studies prepared by petroleum engineers compared to the potential repurchase of drilling program units. Significant decreases in natural gas and oil prices at December 31, 2001 lowered the estimated future cash flows when compared to future potential repurchase obligations. As a result, a repurchase liability and a repurchase obligation expense of $3.3 million was recorded in 2001.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

Turnkey contract revenue and expenses.

      Turnkey contract revenue decreased $24.3 million in 2002 to $5.8 million, an 81% decrease compared to levels during 2001. The decrease in turnkey revenue resulted from significantly less drilling and completion activity on behalf of the drilling programs during 2002 compared to 2001. The amount of funds raised from our drilling programs in the prior fiscal year determines in large part the level of drilling activity in the following fiscal year. We raised $18.1 million from our drilling programs during 2001 compared to $46.5 million during 2000. During 2002 and 2001, we drilled zero and five East Texas James Lime wells, respectively. These wells were multi-lateral, horizontal wells that cost an average of approximately $3.0 million to drill and complete. Additionally, we contributed a 50% working interest in 24 previously drilled or partially drilled wells in the AMI to Anadarko as part of the joint venture. These wells had been previously allocated to drilling programs. As a result, we reversed previously recognized turnkey revenue during the fourth quarter of 2002.

      Turnkey contract expense decreased $21.0 million during 2002 to $5.0 million, an 81% decrease compared to 2001. This decrease resulted from the decrease in drilling and completion activities on behalf of the drilling programs during 2002 compared to 2001, as mentioned above. Additionally, certain intangible drilling costs incurred from August 1, 2002 through December 12, 2002 were reimbursed by Anadarko at the closing of the joint venture on December 13, 2002. Lastly, a portion of the proceeds received by Anadarko from the joint venture was allocated to previously drilled wells in the AMI, thereby reducing turnkey expense and reducing the gain recognized on the transaction.

      Gross profit from turnkey contract revenue and expenses was $876,000 or 15% in 2002. This is compared to gross profit of $4.1 million or 14% in 2001. The fluctuation in gross profit percentage is not considered material.

Oil and gas sales and costs from marketing activities.

      Natural gas and oil sales from marketing activities decreased $3.6 million in 2002 to $11.3 million, a 24% decrease compared to 2001. Cost of oil and gas marketing activities decreased $4.2 million in 2002 to $11.1 million, a 27% decrease compared to 2001. These decreases resulted from a decrease in the average prices of natural gas and oil during 2002 compared to 2001. The average price of natural gas and oil marketed and sold during 2002 was $1.90 per Mcf and $20.84 per barrel, respectively, or $2.40 per Mcfe. This is compared to the average price of natural gas and oil marketed and sold during 2001 of $2.83 and $16.74, respectively, or $2.82 per Mcfe. Additionally, natural gas and oil related to our drilling programs being purchased by us at the wellhead and subsequently marketed and sold decreased. Natural gas and oil production allocated to drilling programs totaled 3.5 Bcfe in 2002 compared to 5.1 Bcfe in 2001.

      The gross profit from marketing activities for 2002 was $151,000 compared to a gross loss of $432,000 in 2001. The 2001 loss resulted from a hedging transaction, which expired on March 31, 2001. We incurred a total hedging loss of $500,000 from January 2001 to March 2001.

Well services activities.

      Well services revenue decreased $3.7 million in 2002 to $1.9 million, a 66% decrease compared to 2001. Well services expense decreased $2.7 million in 2002 to $839,000, a 76% decrease compared to 2001. These decreases resulted from the sale of our drilling rig subsidiary in February 2002.

      Gross profit from well services activities was $1.1 million or 56% in 2002. This is compared to gross profit of $2.1 million or 37% in 2001. This increase in gross profit percentage during 2002 resulted from the increase in gross profit percentage related to drilling supervision and administrative overhead. Drilling supervision and administrative overhead revenue totaled $1.5 million in 2002 compared to the related expense of approximately $600,000, resulting in a gross profit percentage of 60%. Drilling supervision and administrative overhead revenue totaled $1.6 million in 2001 compared to the related expense of approximately $900,000, resulting in a gross profit percentage of 45%.

Oil and gas sales.

      Natural gas and oil sales decreased $356,000 in 2002 to $593,000, a 38% decrease compared to 2001. The decrease resulted from a settlement payment of $400,000 received by us in 2001 from an unaffiliated entity relating to previously held suspense funds.

Net gain (loss) on investments.

      Net gain on investments was $464,000 for 2002. Net loss on investments was $10,000 for 2001. We obtained U.S. treasury bonds to assure the financial capability to repurchase partnership units under the partnership agreements and fund the repayment of outstanding debentures. This obligation was eliminated for the majority of partnership units and debenture holders in 1998. As a result, U.S. treasury bonds held in escrow were released for our unrestricted use and liquidated shortly thereafter.

      Investments consist primarily of zero coupon U.S. treasury bonds held in our inventory. Fluctuations in net gain or loss on investments resulted from changes in long term interest rates.

Gain on sale of assets.

      The gain on the sale of assets of $4.3 million resulted from the joint venture with Anadarko. Under the joint venture, we contributed 86,394 net acres and Anadarko contributed 49,846 net acres to the joint venture. Additionally, Anadarko paid to us $12.0 million in cash, $6.0 million in future drilling credits and $2.2 million of expense reimbursements. As a result, we recognized a $4.3 million gain on sale of assets.

Interest and other income.

      Interest and other income increased $3.3 million in 2002 to $5.3 million, a 166% increase compared to 2001. This increase resulted primarily from a key man life insurance payment received by us relating to the death of our executive vice president, James C. Johnson, Jr. in December 2002. The insurance proceeds totaled $3.8 million. This increase was partially offset by lower interest income earned during 2002 resulting from lower interest rates.

Production & exploration expenses.

      Production and exploration expense increased $758,000 in 2002 to $1.3 million, a 134% increase compared to 2001. The increase resulted primarily from $310,000 of plugging and abandonment expense and $190,000 of 3-D seismic expense recorded in 2002.

Depreciation, depletion, amortization and impairment.

      Depreciation, depletion and amortization expense decreased $4.5 million in 2002 to $9.9 million, a 31% decrease compared to 2001. This decrease resulted from depletion and impairment expense of $9.3 million during 2002 compared to $10.3 million during 2001. Additionally, during 2002, depletion expense on oil and gas properties decreased $1.4 million due to the lower oil and gas property balances during 2002 compared to 2001. In 2001, we recorded approximately $600,000 impairment expense related to the fixed assets of Pinnacle. Depreciation and depletion related to the Warren E&P acquisition was approximately $300,000 in 2001.

General and administrative expenses.

      General and administrative expenses increased $793,000 in 2002 to $6.3 million, a 14% increase compared to 2001. This increase resulted primarily from allocating a higher percentage of payroll and office expenses to general and administrative expense and a lower percentage of these expenses to turnkey expense.

Interest expense.

      Interest expense increased $536,000 in 2002 to $6.3 million, a 9% increase compared to 2001. Primarily, the increase is attributable to an decrease in capitalized interest during 2002 compared to 2001. We recorded $1.4 million of capitalized interest during 2002 compared to $2.3 million during 2001. Primarily, capitalized interest relates to our development project in the Washakie Basin.

Contingent repurchase obligation.

      Repurchase obligation expense of $3.3 million was recorded in 2001 based on pricing at March 15, 2002. The repurchase obligation expense was reversed during the first quarter of 2002. As stated above, the determination of whether a repurchase liability exists is based upon estimates of future net cash flows from reserve studies prepared by petroleum engineers compared to the potential repurchase of drilling program units. Significant decreases in natural gas and oil prices at December 31, 2001 lowered the estimated future cash flows when compared to future potential repurchase obligations. As a result, a remarketing liability and a remarketing obligation expense of $3.3 million was recorded in 2001.

Liquidity and Capital Resources

      Our primary source of liquidity since our formation has been the private sale of our equity and debt securities. These private placements primarily were made through a network of independent broker dealers. Since 1992, we sponsored 31 drilling programs that raised an aggregate of approximately $228.0 million. Additionally, we have raised $71.6 million through the issuance of our debt securities and $64.4 million through the issuance of shares of our common and preferred stock. In our drilling programs, we fund the costs associated with acreage acquisition and the tangible portion of drilling activities, while investors in the drilling programs fund all intangible drilling costs. Our primary use of capital has been for the acquisition, development and exploration of our natural gas and oil properties. Additional uses of capital include the payment of dividends on our preferred stock, sinking fund requirements related to debentures and operating losses from operations.

      During the first eleven months of 2004, we raised $41.8 million from sales of our common stock and warrants, and through the exercise of stock options. During 2003, we raised $6.4 million through the private placements of interests in our drilling program. Cumulatively, we raised $29.9 million during fiscal years 2003, 2002 and 2001 through the private placements of interests in our drilling programs. During 2003, we raised $15.8 million through the private placements of our series A 8% cumulative convertible preferred stock. Cumulatively, we raised $20.1 million during fiscal years 2003, 2002 and 2001 through the private placements of our debt or equity securities.

Cash Flow from Operating Activities

      Net cash provided by operating activities was $5.3 million for 2003. This compares to net cash used in operating activities of $6.1 million and $15.7 million in 2002 and 2001, respectively. Net cash used in operating activities was $5.6 million for the nine months ended September 30, 2004 compared to net cash used in operating activities of $882,000 for the comparable period in 2003. Primarily, in prior periods, increases and decreases in net cash flows from operating activities resulted from turnkey contract operations with our drilling programs.

      Our most material commitment of funds for 2004 relates to our drilling programs. Our deferred income balance relating to our drilling commitments totaled $15.3 million at September 30, 2004. We expect to drill the wells allocated to drilling programs and satisfy our related drilling obligations by the third quarter of 2005.

      We believe that the proceeds of this offering, together with cash on hand, will be sufficient to meet our planned capital expenditures and our other cash needs during the next 12 months. To supplement our cash needs, we also intend to obtain a credit facility based on our proved reserves.

2005 Capital Expenditure Program

      Our total net capital budget spending program for 2005 is $46.5 million, exclusive of the intangible turnkey drilling costs allocable to our participating drilling programs. The majority of these estimated expenditures relate to the development of our Atlantic Rim and Pacific Rim projects in the Rocky Mountains and the development of our oil reserves in the Wilmington unit. The development of these properties focuses our resources on the primary objective to increase production volumes and cash flow. For 2005, we plan to participate in the drilling of 52 gross (14.5 net) wells in the Atlantic Rim, 38 gross (19.7 net) wells in the Pacific Rim and 12 gross (6.0 net) wells in the Powder River Basin projects. Additionally, we plan to undertake the drilling of 29 gross (28.6 net) wells in the Wilmington unit. These spending programs and other cash requirements will be funded by existing cash balances, cash flow from operations and proceeds from this offering. The final determination regarding whether to drill the budgeted wells referred to above is dependent upon many factors including:

•	the availability of sufficient capital resources;

•	the ability to acquire proper governmental permits and approvals; and

•	economic and industry conditions at the time of drilling such as prevailing and anticipated energy prices and the availability of drilling equipment.

Debentures

      As of September 30, 2004, we had $46.8 million of debentures of which $37.7 million are convertible into our common shares and $9.1 million are not convertible. Additionally, $14.2 million of debentures are currently callable by us, $9.1 million are callable at our option at 103% to 100% of par value ratably from 2004 to 2007, and $5.1 million are generally callable at our option at 107% to 100% of par value ratably from 2004 to 2011.

      Further, all convertible debentures are callable by us if the average bid price of our common shares publicly trade at 133% or greater of the respective conversion price of the debentures for at least 90 consecutive trading days. In such an event, debentures not converted may be called by us upon 60 days notice at a price of between 100% and 110% par value plus accrued interest.

      We have issued secured debentures and sinking fund debentures. The principal of the secured debentures is secured at maturity by zero coupon U.S. treasury bonds previously deposited into an escrow account equaling the par value of the debentures maturing on or before the due date of the debentures. The principal of the sinking fund debentures is required to be secured by equal annual deposits of zero coupon U.S. treasury bonds, which shall be sufficient in the aggregate to fund repayment of the principal of the outstanding debentures at their respective maturity date.

      The table below reflects the outstanding debentures by issue, the fair market value of the zero coupon U.S. treasury bonds held in escrow on behalf of the debentures holders and the estimated cash outlay for the payment of debenture interest for 2005 at September 30, 2004. The conversion prices listed below will increase in the future for certain debentures.

		Conversion	Fair Market	Estimated
	Outstanding at	Price as of	Value of	Debenture
	September 30,	September 30,	U.S.	Interest
Debentures (in thousands, except for conversion prices)	2004	2004	Treasuries	for 2005

12% Sinking Fund Debentures due December 31, 2007	$9,116	n/a	$3,130	$1,094
12% Secured Fund Debentures due December 31, 2009	770	$9.00	646	92
12% Secured Fund Debentures due December 31, 2010	1,700	9.00	1,357	204
13.02% Sinking Fund Debentures due December 31, 2010	14,545	5.00	4,873	1,894
13.02% Sinking Fund Debentures due December 31, 2015	11,643	8.00	2,098	1,516
12% Secured Fund Debentures due December 31, 2016	1,305	9.00	740	157
12% Sinking Fund Debentures due December 31, 2017	5,135	15.00	651	616
12% Secured Fund Debentures due December 31, 2020	1,485	25.00	656	178
12% Secured Fund Debentures due December 31, 2022	1,136	25.00	446	136

	$46,835		$14,597	$5,887

Preferred Stock

      As of September 30, 2004, we had 6,560,809 shares of convertible preferred stock issued and outstanding. See “Description of Capital Stock — Preferred Stock” for a description of our preferred stock.

      Dividends and accretion on preferred shares totaled $4.6 million and $1.7 million for the nine months ended September 30, 2004 and 2003, respectively. Dividends and accretion on preferred shares totaled $4.6 million, and $16,000 for the years ended 2003 and 2002, respectively. Dividends may be paid in cash or in kind at management’s option.

Contractual Obligations

      The contractual obligations table below assumes the maximum amount is tendered each year, net of the effects of the sinking fund requirements. The table does not give effect to the conversion of any bonds to stock which would reduce payments due. As described in more detail in the “Debentures” section above, all debentures are secured at maturity, or partially secured at maturity, by zero coupon U.S. treasury bonds deposited into an escrow account equaling the par value of the debentures maturing on or before the maturity of the debentures. The table below reflects the release of U.S. treasury bonds to us upon redemption. The estimated annual sinking fund requirements disclosed below are calculated using U.S. treasury bond pricing as of September 30, 2004. Additionally, the table reflects the redemption of certain debentures callable by us utilizing certain proceeds from this offering to retire the related debentures.

	Payments Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
As of September 30, 2004

	(in thousands)
Debentures — Net of sinking fund requirements	$23,464	$1,750	$3,116	$4,175	$14,423
Debenture sinking fund requirements	23,371	2,940	6,263	5,174	8,994
Leases	552	163	311	78	—

Total	$47,387	$4,853	$9,690	$9,427	$23,417

      The contractual obligation schedule above does not reflect $20.4 million principal amount of zero coupon U.S. treasury bonds held by us in escrow to secure the repayment of the debentures upon maturity. Such U.S. treasury bonds had a fair market value of $14.6 million at September 30, 2004.

Off-Balance Sheet Arrangements

      Under the terms of our drilling programs formed from 1998 to 2001, investors have the right to tender their interest back to the drilling program and other program investors during the period from seven to 25 years after the date of the partnership’s formation. To the extent that an investor tenders a drilling program interest for sale and the drilling program and other investors elect not to repurchase the withdrawing partner’s interest, we will be required to repurchase the interest from the investor. The price of our repurchase is fixed by the drilling program agreement to be the lower of the PV-10 value of the assets of the program and a formula based on the amount of the investor’s cash investment reduced by the amount of any cash distributions received. As of September 30, 2004, based on the June 30, 2004 reserve reports of the respective drilling programs, the aggregate PV-10 value of the assets in these programs is $14.7 million. Because this PV-10 value is less than the formula price of $96.1 million at September 30, 2004, the maximum repurchase price obligation at September 30, 2004 was $14.7 million. This PV-10 value would be higher under current prices for crude oil and natural gas and is anticipated to increase when we drill the remaining 22 net wells or place the remaining 27 net wells on production on behalf of these seven drilling programs. In the event of repurchase, we receive the investor’s interest in the program, which includes the investor’s beneficial share of the program’s reserves and related future net cash flows.

      The table below presents the projected timing of our maximum potential repurchase commitment associated with these programs as of September 30, 2004:

	Amount of Repurchase Commitment Per Period

	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in thousands)
Maximum potential repurchase commitment(1)	—	$5,222	$9,118	$332	$14,672

(1)	Based on partnership reserves taken from the Williamson partnership reserve report as of June 30, 2004 and using pricing at that date. This report does not include reserves for 22 net wells that are scheduled to be drilled for these programs by the third quarter of 2005 or for the 27 net wells drilled and waiting to be placed on production.

Additional Repurchase Commitments

      Under the terms of 13 of our drilling programs formed before 1998, the minority interest investors have the right to require us to repurchase their interests in each program for a formula price, to the extent that the drilling programs and other program investors elect not to purchase a withdrawing partner’s interest. This right is effective either seven years from the date of a partnership’s formation, or between the 15th and 25th anniversary of its formation. The formula price is computed as the original capital contribution of the investor reduced by the greater of cash distributions we made to the investor, or 10% for every $1.00 which the oil price at the repurchase date is below $13.00 per barrel adjusted by the CPI changes since the program’s formation. If we purchase interests in drilling programs, we receive the investor’s interest in the program, which includes the investor’s beneficial share of the reserves and related future net cash flows. The table below presents the repurchase commitment associated with the pre-1998 drilling programs, giving no effect to any reserve value that is acquired in repurchase.

	Amount of Repurchase Commitment per Period

	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in thousands)
Partnership repurchase commitments:
Pre-1998 partnerships	$4,481	—	—	$1,348	$5,829

Quantitative and Qualitative Disclosures About Market Risk

Commodity Risk

      Our major market risk exposure is the commodity pricing applicable to our natural gas and oil production. Realized commodity prices received for our production are primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to natural gas. The effects of price volatility are expected to continue.

Interest Rate Risk

      We hold investments in U.S. treasury bonds available for sale, which represents securities held in escrow accounts on behalf of the drilling programs and purchasers of certain debentures. Additionally, we hold U.S. treasury bonds trading securities, which predominantly represent U.S. treasury bonds released from escrow accounts. The fair market value of these securities will generally increase if the federal discount rate decreases and decrease if the federal discount rate increases. All of our convertible debt has fixed interest rates, so consequently we are not exposed to cash flow or fair value risk from market interest rate changes on this debt.

Financial Instruments

      Our financial instruments consist of cash and cash equivalents, U.S. treasury bonds, accounts receivable and other long-term liabilities. The carrying amounts of cash and cash equivalents, U.S. treasury bonds, accounts receivables and accounts payable approximate fair market value due to the highly liquid nature of these short-term instruments.

Inflation and Changes in Prices

      The general level of inflation affects our costs. Salaries and other general and administrative expenses are impacted by inflationary trends and the supply and demand of qualified professionals and professional services. Inflation and price fluctuations affect the costs associated with exploring for and producing natural gas and oil, which have a material impact on our financial performance.

BUSINESS

Overview

      We are a growing independent energy company engaged in the exploration and development of domestic onshore natural gas and oil reserves. We focus our efforts primarily on the exploration and development of CBM properties located in the Rocky Mountain region and on our waterflood oil recovery program in the Wilmington Townlot Unit, or the Wilmington unit, in the Wilmington field within the Los Angeles Basin of California. Our CBM operations are located in two core areas: the Washakie Basin, which comprises approximately the southeast one-third of the Greater Green River Basin in southwestern Wyoming, and the Powder River Basin in northeastern Wyoming. We also own conventional production principally in Texas, New Mexico and North Dakota. As of September 30, 2004, we owned natural gas and oil leasehold interests in approximately 267,954 gross (148,568 net) acres, 95% of which are undeveloped. Substantially all our undeveloped acreage is located in the Rocky Mountains. We have identified approximately 1,164 drilling locations on our acreage, primarily on 80-acre and 160-acre well spacing.

      In the Washakie Basin, we have assembled a large, predominantly undeveloped CBM leasehold, which we believe positions us for significant long-term growth. Our operations in the Washakie Basin consist of the Atlantic Rim project located along the Basin’s eastern rim and the Pacific Rim project located along its western rim. As of September 30, 2004, we had 253,524 gross (142,801 net) acres prospective for CBM development in this area, of which 138,175 are net undeveloped acres. This acreage contains approximately 1,049 identified CBM drilling locations. We own a 56% average working interest in this acreage.

      Our Atlantic Rim project comprises approximately 217,845 gross (114,796 net) acres. As of September 30, 2004, we had participated in the drilling of 65 CBM wells in this project. These wells included 22 producing wells and 43 wells that are awaiting completion of production facilities, all of which we believe are capable of commercial production. Based on geological and seismic data, we previously drilled 26 geological test wells, 11 of which we believe are capable of commercial production. As of June 30, 2004, the estimated proved reserves for the 22 producing wells and for their 23 proved undeveloped offset locations average 1.04 Bcfe per gross well on 80-acre and 160-acre spacing, based upon the reserve report prepared by Williamson Petroleum Consultants, Inc., an independent petroleum engineering firm. In 2004, we entered into an agreement to jointly construct, own and operate compression facilities and a pipeline in the Atlantic Rim with Anadarko Petroleum Corporation. During 2005, we plan to increase our drilling activity in the Atlantic Rim by participating in the drilling of 52 gross (14.5 net) additional wells in this area.

      During the last half of 2003, we established our Pacific Rim project which consists of approximately 35,679 gross (28,005 net) acres prospective for CBM development. As of September 30, 2004, we had drilled 12 CBM wells and acquired four previously drilled wells in this project, all on 160-acre spacing. Nine of these wells commenced pumping in June 2004 and we expect the remaining wells to be pumping by the end of 2004. During 2005, we also plan to increase our drilling activity in the Pacific Rim by participating in the drilling of 38 gross (19.7 net) additional wells in this area.

      As of June 30, 2004, we had estimated net proved reserves of 99.5 Bcfe, with a PV-10 value of $186.4 million, based on the reserve report prepared by Williamson Petroleum Consultants. These estimated net proved reserves are located on approximately 5% of our net acreage. Based on our preliminary results to date, we believe that a substantial amount of our remaining undeveloped CBM acreage in the Washakie Basin has commercial potential.

      We currently have interests in 202 gross (80.0 net) producing wells and are the operator of record for 54% of these wells. Through our joint venture agreements, we actively participate in operating activities for most of the wells for which we are not operator of record. On September 30, 2004, total daily production from these wells was 18.7 MMcfe/d gross (5.6 MMcfe/d net). For 2005, we have a total capital expenditure budget of approximately $46.5 million to participate in the drilling of 131 gross (68.8 net) wells.

      From our inception in 1990 through 2003, we functioned principally as the sponsor of privately placed drilling programs and joint ventures. During that period, we sponsored 31 drilling programs that raised an aggregate of approximately $228 million. Under these programs, we contribute drilling locations, pay tangible drilling costs and provide turnkey drilling services, natural gas marketing services and well services to the drilling programs and retain an interest in the wells drilled. The programs utilized these funds to pay for intangible gas and oil drilling costs on properties for which we had assembled the acreage and designated the drilling prospects. On behalf of the drilling programs, we have participated in the drilling of approximately 500 conventional, horizontal and CBM wells, of which approximately 90% were completed as commercial producing wells. At September 30, 2004, we had deferred income from turnkey drilling contracts of approximately $15 million related to the drilling programs, which was paid in advance in return for our obligation to drill the corresponding wells on behalf of our drilling programs. The drilling programs will participate with us on a pro rata basis in our drilling activities outside of the Wilmington unit until the turnkey contracts have been completed, which we expect to occur by the third quarter of 2005. We intend to participate with greater working interests in the wells we drill in the future in order to accelerate our growth in production and reserves. We anticipate that future drilling activities with third parties will consist of joint ventures and similar arrangements. As of September 30, 2004, we had distributed $63.1 million in cash and $60.2 million in our securities to these programs.

      In December 2002, we entered into a joint venture with Anadarko Petroleum Corporation, one of the largest independent oil and gas exploration and production companies. This joint venture provides for the exploration and development of the Atlantic Rim project on a 50/50 basis covering over 141,000 net acres within a 211,000 acre area of mutual interest, or AMI. Under the joint venture, we contributed 89,156 net acres, and Anadarko contributed 51,844 net acres and paid us $20.2 million, which included reimbursement for $2.2 million of our prior drilling expenses. In 2004, we expanded our relationship with Anadarko by entering into an agreement to construct, own and operate compression facilities and a pipeline in the Atlantic Rim project of the Washakie Basin on a 50/50 basis.

      In 2003, we raised approximately $56.7 million through the private placement of our convertible preferred stock to accredited investors. These placements included issuing $15.8 million of preferred stock for cash, issuing $36.1 million of preferred stock in exchange for oil and gas properties, and issuing $4.8 million of preferred stock for the redemption of debentures.

      In 2004, we raised approximately $41 million through the private placement of 5,875,000 shares of our common stock, together with warrants to purchase 2,937,500 shares of our common stock primarily to five institutional investors managed by a large Boston-based investment advisor and also to five unrelated institutional investors.

Our Business Strategy and Strengths

      Our business strategy is designed to generate growth in oil and gas reserves, production volumes and cash flows at a positive return on invested capital while minimizing geological risk. Key elements of our business strategy include the following:

•	Exploit Existing Properties Through the Drillbit. We intend to increase our proved reserves by drilling numerous locations identified on our Rocky Mountain CBM properties and on our Wilmington unit. As of September 30, 2004, we have identified a total of 1,164 drilling locations, of which we plan to participate in the drilling of 131 gross wells during 2005.

•	Increase Our Working Interest in Future Wells. We plan to increase our level of participation in future wells by investing more of our own capital to drilling operations in our high growth areas. We believe this will enable us to accelerate our growth in production, reserves and cash flows.

•	Pursue Selective Acquisitions and Joint Ventures. We believe we are well positioned, given our asset base and technical expertise, to pursue selected acquisitions and attract industry joint venture partners. We expect to pursue further acquisitions of natural gas and oil properties in areas where we have specific technical knowledge and experience. We also plan to enter into additional joint ventures to increase our CBM acreage and develop our reserves.

•	Reduce Costs Through Economies of Scale and Efficient Operations. As we continue to increase our production and develop our existing properties, we expect that our unit cost structure will benefit from economies of scale. With respect to our CBM operations, we anticipate reducing unit costs by greater utilization of our existing infrastructure over a larger number of wells. We seek to exert more control over costs and timing in our exploration, development and production activities through our operating activities and relationships with our joint venture partners.

      As a result of the following strengths, we believe we are well positioned to execute our business strategy:

•	Substantial Rocky Mountain Undeveloped CBM Acreage Position. We believe that the Rocky Mountain region is one of the few remaining high potential CBM natural gas provinces in North America. We have assembled a substantial undeveloped acreage position in the Rocky Mountains of 246,244 gross (138,628 net) acres containing 1,061 identified drilling locations. In the Rocky Mountains, our estimated total net proved reserves of 13.1 Bcf are located on less than 1% of our net acreage.

•	Technical Expertise. Since the beginning of our CBM operations in 1996, we have gained considerable expertise in advanced CBM drilling, completion and re-entry techniques. We also have expertise in directional and horizontal drilling relating to our waterflood recovery program in the Wilmington unit.

•	Experienced Management Team. Our management team has 25 years of experience on average in the oil and gas industry, and our technical professionals have 17 years of experience on average in oil and gas operations. Our personnel have extensive experience in managing large-scale operations in each of our areas of concentration. Most members of our senior management have been with us since the mid-1990’s.

•	Incentivized Management Ownership. The equity ownership of our management team is strongly aligned with that of our stockholders. As of November 30, 2004, our 14 directors and executive officers beneficially owned 5,600,544 shares of our common stock, which includes exercisable options to purchase 1,425,285 shares of our common stock.

Areas of Exploration and Development Activities

      Our exploration and development activities are focused primarily on CBM projects in the Rocky Mountain region and also on waterflood oil recovery in the Wilmington unit in California. The table below highlights our main areas of activity:

			Planned	2005
	Gross	Net	Gross Wells	Capital
Area	Acres	Acres	in 2005	Expenditures

				(in millions)
Washakie:
Atlantic Rim	217,845	114,796	52	$13.6 (1)
Pacific Rim	35,679	28,005	38	13.1
Powder River	5,190	2,535	12	1.4
Wilmington	1,440	1,242	29	18.4
Other(2)	7,800	1,990	—	—

Total	267,954	148,658	131	$46.5

(1)	Includes $4 million for the construction of compression facilities and a pipeline pursuant to our agreement with Anadarko.

(2)	Includes conventional oil and gas properties located primarily in New Mexico, Texas and North Dakota.

Rocky Mountain CBM Projects

Washakie Basin

      The Washakie Basin is located in the southeast one-third of the Greater Green River Basin in southwestern Wyoming and represents our largest acreage position. As of September 30, 2004, we had assembled 253,524 gross (142,801 net) acres prospective for CBM development in this area, of which

138,175 are net undeveloped. This area contains approximately 1,049 identified drilling locations primarily on 80-acre and 160-acre well spacing. The report prepared by Williamson Petroleum Consultants as of June 30, 2004 estimates that the gross recoverable proved reserves for the 22 wells drilled and their 23 well offsets in our first two pilot programs in this basin were 45.2 Bcfe on 80-acre and 160-acre spacing. We own a 56% average working interest in this acreage.

      Commercial CBM production in the Washakie Basin was initially established in 2002 on the eastern rim of the Washakie Basin both by us and by Double Eagle Petroleum Co., an independent energy company. The Washakie Basin is generally characterized by shallow Mesa Verde coalbeds. The Mesa Verde coalbeds in this area differ from those found in the Powder River Basin in that they are thinner zones but have significantly higher gas content, much like the coalbeds found in the Drunkard’s Wash field in the Uinta Basin of Utah. CBM field development in the Washakie Basin is usually accomplished by grouping wells into “pods” of 10 to 24 wells, complete with associated infrastructure, including water disposal wells, gathering and compression. The productive pods are typically grouped into individual federal units of up to 25,000 acres each, which facilitates development operations.

Atlantic Rim Project

      Our Atlantic Rim project comprises approximately 217,845 gross (114,796 net) acres on the eastern rim of the Washakie Basin. Following completion of the Doty Mountain unit, we expect to have drilled a total of 34 CBM wells in the Atlantic Rim project in 2004 for a total of 98 wells. Additionally, upon completion of an ongoing environmental impact study being conducted on the Atlantic Rim area by the Rawlins Office of the BLM covering approximately 310,000 acres, we plan to significantly increase drilling activities in the Atlantic Rim project. We believe this study should be completed in 2005. We are jointly developing all of our Atlantic Rim projects within the AMI with Anadarko. Anadarko is the operator of record for the Atlantic Rim project, and under the Anadarko agreements, our personnel and Anadarko’s personnel have equal input in decision-making for most decisions, including budgets and drilling.

Sun Dog Unit.

      Our initial pod, the Sun Dog unit, is a 10-well pilot program drilled on 80-acre spacing. The Sun Dog unit commenced production in April 2002 at a gross rate of approximately 200 Mcf/d of gas and 6,000 Bbls/d of water. Since April 2002, production rates from the Sun Dog unit wells have increased steadily to over 3,600 Mcf/d of gas and 13,000 Bbls/d of water. As of September 30, 2004, the wells have continued to exhibit a typical CBM negative decline curve, increasing daily gas production with relative water production rates decreasing as a percentage of gas production. Based on a report from Williamson Petroleum Consultants, as of June 30, 2004, estimated gross ultimate recoverable proved reserves for the 10 producing wells and eight undrilled offset locations in the Sun Dog unit average 1.1 Bcfe per well. We currently own a working interest of approximately 29.1% in the wells drilled in the initial pod of the Sun Dog unit and an approximate 47.0% working interest in the undrilled portion of the acreage in the unit.

Blue Sky Unit.

      Our second producing pod in the Atlantic Rim project, the Blue Sky unit, is a 12-well pilot program drilled on 160-acre spacing. This program commenced production in August 2003 and as of September 30, 2004, was producing 235 Mcf/d of natural gas and approximately 19,000 Bbls/d of water. Based on prior desorption, permeability, pressure build-up and other tests, we believe that as the wells dewater, the Blue Sky unit wells should exhibit daily production rates and a CBM negative decline curve similar to other CBM wells. In the first half of 2004, we drilled a second water injection well in the Blue Sky unit in order to reduce the water pressure on the producing wells to potentially accelerate gas production from these wells. Based on a report from Williamson Petroleum Consultants, as of June 30, 2004, estimated gross ultimate recoverable proved reserves for the 12 producing wells and 13 undrilled offset locations in the Blue Sky unit average 1.0 Bcfe per well. We currently own an approximate 9.9% working interest in the wells drilled in the initial pod of the Blue Sky unit and an approximate 28.9% working interest in the undrilled portion of the acreage in the unit.

Red Rim Unit.

      We are currently developing our first pod in the Red Rim unit. This pod consists of 16 planned wells on 160-acre spacing. We completed eight CBM producing wells and one water injection well during 2003. We drilled six wells in the first nine months of 2004 and plan to participate in the drilling of two additional wells in this pod by the end of the first quarter of 2005. We plan to commence production from these 16 CBM wells by the end of 2004. We currently own a working interest of approximately 12.25% in the wells drilled in the initial pod of the Red Rim unit and an approximate 49.0% working interest in the undrilled portions of the acreage in the unit.

Doty Mountain Unit.

      We are currently developing our first pod in the Doty Mountain unit. This pod consists of 24 planned wells on 80-acre spacing. We drilled 21 of these wells in the first nine months of 2004 and plan to participate in the drilling of the remaining three wells and one water injection well by the end of 2004. We plan to commence production from these wells by the end of 2004. We currently own an approximate 8.25% working interest in the wells drilled in the initial pod of the Doty Mountain unit and an approximate 24.75% working interest in the undrilled portions of the acreage in the unit.

Jolly Roger Unit.

      We are currently developing our first pod in the Jolly Roger unit. This pod consists of 24 planned wells on 160-acre spacing. We drilled eight wells and one water injection well in 2002, and we expect to participate in the drilling of the remaining 16 wells by the end of 2005. We currently own a working interest of approximately 11.8% in the wells drilled in the initial pod of the Jolly Roger unit and an approximate 35.2% working interest in the undrilled portions of the acreage in the unit.

Muddy Mountain Unit.

      We are currently planning to develop the Muddy Mountain unit, our sixth pilot program in the Atlantic Rim, by the end of 2005. This program consists of 24 planned wells on 160-acre spacing and two water injection wells. Additionally, we drilled four test wells adjacent to this pod in 2000, which we believe are capable of commercial production. To the extent they are successfully drilled and completed, we plan to commence production from these 24 CBM wells by the end of 2005. We currently own a working interest of approximately 42.3% in the wells drilled in the initial pod in the Muddy Mountain unit.

Pacific Rim Project

      Since 2003, we have been acquiring our Pacific Rim acreage located on the western rim of the Washakie Basin, 60 miles west of our Atlantic Rim project. At September 30, 2004, our Pacific Rim project comprised approximately 35,679 gross (28,005 net) acres. We are the operator of record for the Pacific Rim project, which is not subject to the AMI or joint venture agreements with Anadarko. This property includes four previously drilled CBM test wells from which we obtained technical test data, similar in many respects to the data from our Atlantic Rim wells.

      In April 2004, we entered into an agreement to acquire an existing 6 1/2-mile gas pipeline that connects the Pacific Rim project to a 20-inch main gas pipeline. This pipeline connects to the Kern River pipeline, which carries gas to Bakersfield, California.

      We plan to significantly increase our drilling activity in the Pacific Rim project by up to 120 CBM wells. We received approval of an environmental assessment submitted by us to the Rock Springs, Wyoming office of the BLM in the third quarter of 2004.

     Pacific Isle Unit.

      We are currently developing our first pod in the Pacific Isle unit. This pod will consist of fifteen wells, two of which we acquired with the property, seven of which we drilled in late 2003 and six that will be drilled by the end of 2004. We also drilled a water injection well on this unit in late 2003. Nine of these wells commenced pumping in June 2004 and we expect the remaining six wells to be pumping by the end of 2004. We currently own an approximate 20.0% working interest in the wells drilled in the initial pod of the Pacific Isle unit and an approximate 60% working interest in the undrilled portions of the acreage in the unit.

     Rifes Rim Unit.

      We are currently developing our first pod in the Rifes Rim unit. This pod consists of five planned wells, one of which we acquired with the property, and four of which were drilled in the fourth quarter of 2004. We currently own a working interest of approximately 17.9% in the wells drilled in the initial pod of the Rifes Rim unit and an approximate 53.9% working interest in the undrilled portions of the acreage in the unit.

     Chicken Springs Unit.

      We are currently developing our first pod in the Chicken Springs unit. This pod consists of four planned wells, one of which we drilled in the second quarter of 2004. We intend to participate in the drilling of the three remaining wells in 2005. We currently own an approximate 15.0% working interest in the wells drilled in the initial pod of the Chicken Springs unit and an approximate 45% working interest in the undrilled portion of the acreage in the unit.

Powder River Basin

      At September 30, 2004, we owned and operated interests in 116 gross (58.1 net) producing CBM wells on approximately 5,190 gross (2,535 net) acres in the Powder River Basin near Gillette, Wyoming. At September 30, 2004, these wells were producing approximately 5,896 Mcf/d gross (2,822 Mcf/d net). At June 30, 2004, our total estimated net proved reserves in this portion of the Powder River Basin were 7.9 Bcf gross (3.4 Bcf net). Since 2003, we have deepened and recompleted 21 gross (7.2 net) wells in the LX-Bar field in the Powder River Basin to a lower coal seam. At September 30, 2004, gross production from these formerly non-producing wells was 3,642 Mcf/d gross (1,600 Mcf/d net).

Wilmington Townlot Unit

      Our Wilmington unit is located in the Wilmington field within the Los Angeles Basin of California. The Wilmington field has produced over 2.5 billion barrels of oil since its discovery in the 1920’s. Since that time, the Wilmington unit, a unitized oil field consisting of 1,440 gross (1,242 net) acres, has produced more than 149 million barrels of oil from primary production. In 1999, through our wholly owned subsidiary, Warren Resources of California, Inc., we acquired 50% of Magness Petroleum’s 94% working interest in the Wilmington unit. All the working interests in the Wilmington unit are subject to the terms and provisions of a unit operating agreement. Magness Petroleum currently serves as operator for the Wilmington unit.

      Our Wilmington unit oil reserves are primarily PUDs. We seek to develop these reserves using directional and horizontal drilling and secondary recovery techniques, such as a waterflood recovery program. As of September 30, 2004, we had 416 Bbls/d gross (219 Bbls/d net) production, compared to 494 Bbls/d gross (169 Bbls/d net) production as of September 30, 2003. In addition, estimated proved reserves as of June 30, 2004 were 23.1 MMbbls gross (14.1 MMbbls net), of which 97% are PUDs. Further, as of June 30, 2004, there were 31 gross (14.6 net) producing wells.

      Simultaneous with our acquisition of this interest, we entered into a joint venture with Magness Petroleum to develop the property through directional drilling, applying secondary recovery techniques, such as waterflood redevelopment. Magness Petroleum was to serve as operator for the joint venture wells, with Warren E&P to supervise, coordinate and control the drilling and completion operations. As of September 30, 2004, there were 31 producing wells in the Wilmington unit. Three of these wells were drilled pursuant to the joint venture agreement, and we acquired a 47% working interest in the other 28 wells, outside of the joint venture, at the time of our original acquisition.

      In September 1999, Magness Petroleum commenced litigation against us claiming that we had breached the joint venture agreement and requesting dissolution of the joint venture. The litigation subsequently became two separate arbitration proceedings with additional claims and counterclaims between the parties. In October 2004, we received a $1.6 million arbitration award against Magness Petroleum in one of the arbitration proceedings, with Magness Petroleum’s claim for dissolution of the joint venture and our counterclaims still pending in a separate arbitration.

      In November 2004, we and Magness Petroleum entered into (i) a purchase and sale agreement, and (ii) a settlement agreement and release, for the purpose of settling all of our disputes and ending arbitration. Pursuant to the purchase and sale agreement, Magness Petroleum and its affiliate have agreed to sell, and we have agreed to buy, all of the interests of Magness Petroleum and its affiliate in the Wilmington unit, together with existing wells, certain equipment and jointly owned and certain other surface properties. The purchase and sale agreement provides that the purchase of interests and other transactions contemplated under the agreement will close on or before January 31, 2005.

      We will acquire the interests of Magness Petroleum and its affiliate, Next Generation Investments, LLC, in the Wilmington unit including but not limited to:

•	all of the oil and gas mineral leases, working interests, net revenue interests, royalty interests, overriding royalty interests, mineral interests, carried interests and farmout rights described in the agreement;

•	certain surface properties and surface estates;

•	all oil, gas, and water injection wells;

•	all leasehold interest in and to areas formally pooled, unitized, communitized or consolidated and approved by the applicable governmental body;

•	interests in, to and under or derived from certain contracts, agreements and instruments related to the interests being purchased;

•	all easements, permits and agreements with surface owners, surface use agreements, licenses, rights-of-way and other surface rights relating to the interests being purchased;

•	certain equipment, machinery, fixtures and other tangible personal property and improvements located on and used in connection with, the interests being acquired; and

•	all oil, gas, condensate and other minerals produced from or attributable to the interests in the leases, lands and wells being acquired from the effective date of January 1, 2005.

      As consideration for the purchase of the assets described above we will:

•	pay a total cash purchase price of $14.8 million in the following manner:

•	$1.5 million will be deposited with an escrow agent within ten days of the date of the agreement;

•	at the closing, we will deliver an additional $13.3 million to the escrow agent;

•	at the closing, the escrow agent will deliver $14.55 million to Magness Petroleum and its affiliate; and

•	the remaining $250,000 of the purchase price will remain in escrow for a period of 90 days after the closing to secure post-closing obligations;

•	after any post-closing adjustments during the 90-day period, the escrow agent will pay the balance of the escrow account to Magness Petroleum; and

•	assume certain liabilities and obligations of Magness Petroleum and its affiliate associated with the Wilmington unit including Magness Petroleum’s plugging and abandonment obligations.

      The purchase price may be adjusted to take into account certain proceeds received, and expenses incurred, by Magness Petroleum and its affiliate related to the operations of the Wilmington unit during the period between the effective time of January 1, 2005 and the closing. The purchase price may also be adjusted for other material matters such as tax payment responsibilities and title defects. The agreement also addresses various other matters such as responsibilities for payment of taxes, ownership of oil in storage, operations of the Wilmington unit during the period between the date of the agreement and closing, and title matters. Under the settlement agreement and release all awards findings and/or judgments, including a $1.6 million award in our favor, will be vacated and all proceedings will be dismissed. The parties also agreed to indemnify each other for claims and liabilities relating to the interests and the transactions contemplated under the agreements.

      The net result of this transaction with Magness Petroleum is to increase our interest in future development activity in the Wilmington unit to an approximate 98.5% undivided working interest. None of the proceeds of this offering will be used to acquire the Magness Petroleum interests.

      Upon closing the purchase and sale agreement, the parties will terminate their Joint Venture Agreement dated May 24, 1999, Magness Petroleum shall resign as operator of the Wilmington unit, and Warren or its designee shall be appointed operator. We intend to resume drilling in the Wilmington unit as promptly as practicable after the closing.

      Upon consummation of the settlement and acquisition with Magness Petroleum, our estimated total proved natural gas and oil reserves, as of June 30, 2004, adjusted as if the acquisition had occurred on June 30, 2004, would be approximately 124.1 Bcfe and the PV-10 value of these reserves would be approximately $236.2 million.

Drilling Programs

      Since 1992, we have sponsored 31 drilling programs that have raised approximately $228 million. We have decreased our sponsorship of drilling programs since 2001, raising approximately $13 million in one drilling program in 2001, $5.4 million in one drilling program in 2002 and $6.5 million in one drilling program in 2003. On behalf of the drilling programs, we have participated in the drilling of approximately 500 conventional, horizontal wells and CBM wells, virtually all of which were operated by us, with approximately 90% of such wells being completed and commercially productive.

      Under these programs, we contribute drilling locations and pay all tangible drilling costs, while the other investor partners in the drilling programs pay all intangible drilling costs. Warren E&P, Inc., our wholly owned subsidiary, typically contracts with the drilling programs to conduct drilling services on a turnkey, fixed-price basis. Under such contracts, the drilling programs pay a specific price to Warren E&P, based on the depth of the well, for each well drilled regardless of the actual amount of time, materials and expenses required by Warren E&P to drill the well.

      We act as the sole managing general partner of each drilling program, and we typically receive a before-payout working interest of 25% (55% after-payout) and an average turnkey drilling contract profit of approximately 20% to drill the wells on a fixed-cost basis. As of September 30, 2004, none of the active 22 drilling programs managed by us had achieved payout status.

      In addition, we have marketing agreements with most of the drilling programs under which we purchase oil and gas produced by affiliated joint ventures and partnerships at current field prices, which we transport and market to third parties. We construct our own gas gathering and transportation lines that connect wells owned by joint ventures and partnerships to the pipelines owned by gas transportation companies. We enter into transportation contracts with these companies and sales contracts for the sale of oil and gas to the third party purchasers.

      As of September 30, 2004, investor partners in our drilling programs have received cash distributions ranging from below 10% of original capital contributions for programs formed since 2000; between 13% and 29%, or 52% to 68% after federal tax benefits are included assuming the maximum marginal federal income tax rate, for programs formed between 1997 and 1999; and between 40% and 80%, or 78% to 122% after federal tax benefits are included, assuming the maximum marginal federal income tax rate, for 13 of the 15 programs formed in 1996 or earlier. Cash distributions to investor partners are made monthly. Our drilling programs have distributed approximately $63.1 million to investor partners through September 30, 2004, of which $56.7 million were from cash flow generated from oil and gas revenues from the respective drilling programs’ wells and $6.4 million were from sales of wells or well equipment. Between December 2002 and March 2003, 13 drilling programs converted from Delaware limited partnerships to Delaware LLCs and on average 75% of the drilling program members elected to convert their interests to preferred member interests in their respective LLCs. Preferred member interests have the right to a preferential return and other preferential rights senior to our and other standard member interests. As a result of these conversions, we issued an aggregate of 3,341,559 restricted convertible preferred shares to the LLCs as additional capital contributions and received as consideration additional standard membership interests in the LLCs, which increased our pro rata beneficial interests in the oil and gas wells owned by the LLCs.

Additionally, during 1996 and 1997, we issued $6.3 million of convertible debentures and common stock to purchase investors’ interests in the two remaining drilling programs. To the extent that we have an existing obligation to drill program wells as of September 30, 2004, the drilling programs will continue to participate with us on a pro rata basis in our drilling activities until the wells have been drilled, which we expect to occur by the third quarter of 2005.

Natural Gas and Oil Reserves

      The following table presents our estimated proved natural gas and oil reserves and the PV-10 value of our interests in net reserves in producing properties as of June 30, 2004 and as of December 31, 2003, 2002 and 2001 based on reserve reports prepared by Williamson Petroleum Consultants. The PV-10 values shown in the table are not intended to represent the current market value of the estimated natural gas and oil reserves we own.

      A significant portion of our proved developed reserves has been accumulated through our interests in the drilling programs for which we serve as managing general partner. The estimates of future net cash flows and their present values, based on period end prices, are based upon certain assumptions of the drilling programs in which we own interests will achieve payout status in the future. As of September 30, 2004, none of the active 22 drilling programs managed by us had achieved payout status. As of July 1, 2001, we began receiving our before payout share of production, typically 25%, from all programs formed in 1999 and subsequent.

	As of December 31,			As of
				June 30,
	2003	2002	2001	2004

Estimated Net Proved Natural Gas and Oil Reserves:
Net natural gas reserves (MMcf):
Proved developed	7,006	4,544	1,648	7,641
Proved undeveloped	8,442	3,959	847	6,643

Total(1)	15,448	8,503	2,495	14,284

Net oil reserves (MBbls):
Proved developed	476	404	8	412
Proved undeveloped	14,648	11,920	8,470	13,782

Total(2)	15,124	12,324	8,478	14,194

Total Net Proved Natural Gas & Oil Reserves (MMcfe)	106,190	82,447	53,365	99,451

Estimated Present Value of Net Proved Reserves:
PV-10 value (in thousands)
Proved developed	$20,461	$10,041	$1,246	$22,855
Proved undeveloped	162,524	103,913	19,236	163,576

Total	$182,985	$113,954	$20,482	$186,431

Standardized measure of discounted future net cash flows (in thousands)(3)	$146,126	$71,418	$19,512	$147,280

Prices Used in Calculating Reserves:
Natural gas (per Mcf)	$4.50	$3.36	$1.76	$5.09
Oil (per Bbl)	28.45	27.15	13.87	32.49

Proved Developed Reserves (MMcfe)	9,862	6,967	1,697	10,111

(1)	Included in 2004, 2003 and 2002 reserves, 301 MMcf, 1,028 MMcf and 577 MMcf is attributable to consolidated subsidiaries in which there is an average minority interest of 18%, 25% and 34%, respectively.

(2)	Included in 2004, 2003 and 2002 reserves, 1,216 MBbls, 2,469 MBbls and 1,195 MBbls is attributable to consolidated subsidiaries in which there is an average minority interest of 18%, 25% and 34%, respectively.

(3)	Standardized measure of discounted future net cash flows differ from PV-10 value because it includes the effect of future income taxes. Included in 2004, 2003 and 2002 standardized measure of discounted future net cash flows, $22,092, $23,017 and $10,462 is attributable to consolidated subsidiaries in which there is an average minority interest of 18%, 25% and 34%, respectively.

      There are numerous uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The reserve data set forth in this registration statement are only estimates. Although we believe these estimates to be reasonable, reserve estimates are imprecise and may be expected to change as additional information becomes available. Estimates of natural gas and oil reserves, of necessity, are projections based on engineering data and there are uncertainties inherent in the interpretation of this data, as well as the projection of future rates of production and the timing of development expenditures. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be exactly measured. Therefore, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of the reserves based on risk of recovery and the estimates are a function of the quality of available data and of engineering and geological interpretation and judgment and the future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves will be developed within the periods anticipated. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material. In addition, the estimates of future net revenues from our proved reserves and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct.

      With respect to the estimates prepared by Williamson Petroleum Consultants, PV-10 value should not be construed as representative of the fair market value of our proved natural gas and oil properties since discounted future net cash flows are based upon projected cash flows which do not provide for changes in natural gas and oil prices or for the escalation of expenses and capital costs. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Actual future prices and costs may differ materially from those estimated. You are cautioned not to place undue reliance on the reserve data included in this registration statement. Under SEC guidelines, estimates of the PV-10 value of proved reserves must be made using oil and gas sales prices at the date for the valuation, which prices are held constant throughout the life of the properties.

Productive Wells

      The following table sets forth our gross and net productive wells as of September 30, 2004:

	Natural Gas		Oil		Total

	Gross	Net	Gross	Net	Gross	Net

California	0.0	0.0	31.0	14.6	31.0	14.6
New Mexico	19.0	0.6	5.0	0.2	24.0	0.8
Texas	6.0	1.5	0.0	0.0	6.0	1.5
Wyoming	135.0	59.3	3.0	3.0	138.0	62.3
Other	1.0	0.7	2.0	0.1	3.0	0.8

Total	161.0	62.1	41.0	17.9	202.0	80.0

      Gross wells represent all wells in which we have an interest. Net wells represent the total of our fractional undivided working interest in those wells.

Drilling Activity

      The following table sets forth our drilling activity for the periods indicated:

	Year Ended December 31,						Nine Months
							Ended
							September 30,
	2003		2002		2001		2004

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Exploratory Wells(1)
Productive(2)	16.0	2.8	15.0	1.9	18.0	3.1	41.0	5.4
Nonproductive(3)	—	—	—	—	3.0	0.8	—	—
Development Wells(1)
Productive(2)	19.0	3.3	12.0	2.3	10.0	1.6	1.0	0.2
Nonproductive(3)	1.0	0.1	—	—	—	—	—	—

Total	36.0	6.2	27.0	4.2	31.0	5.5	42.0	5.6

(1)	An exploratory well is a well drilled either in search of a new, as yet undiscovered oil or gas reservoir or to greatly extend the known limits of a previously discovered reservoir. A development well is a well drilled within the presently proved productive area of an oil or gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing in that reservoir.
(2)	A productive well is an exploratory or development well found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
(3)	A nonproductive well is an exploratory or development well that is not a producing well.

Natural Gas and Oil Acreage

      The following table sets forth our acreage position as of September 30, 2004:

	Developed		Undeveloped		Total

	Gross	Net	Gross	Net	Gross	Net

California	388	334	1,052	908	1,440	1,242
New Mexico	1,386	105	3,602	398	4,988	503
Texas	704	176	—	—	704	176
Wyoming	12,470	6,708	246,244	138,628	258,714	145,336
Other(1)	948	418	1,160	893	2,108	1,311

Total	15,896	7,741	252,058	140,827	267,954	148,568

(1)	Includes our natural gas and oil acreage positions primarily in Utah, Colorado and North Dakota.

Production Volumes, Sales Prices and Production Costs

      The following table summarizes our net natural gas and oil production volumes, our average sales prices and expenses for the periods indicated. Our volumes are attributable to our direct interests in producing properties and the production we are allocated from our 1999 and subsequent drilling programs where we typically receive 25% of the production from such programs. For these purposes, our net production will be production that is owned by us either directly or indirectly through our drilling programs, after deducting royalty, limited partner and other similar interests. The lease operating expenses shown are related only to our net production.

					Nine Months
	Year Ended December 31,				Ended
					September 30,
	2003	2002	2001		2004

Production:
Natural gas (MMcf)	785.8	54.8	32.6		589.4
Oil (MBbls)	87.4	4.3	2.3		53.0
Total equivalents (MMcfe)	1,310.1	80.3	46.7		907.1
Average Sales Price Per Unit:
Natural gas (per Mcf)	$ 3.70	$1.90	$2.83	(1)	$4.71
Oil (per Bbl)	25.42	20.84	16.74		33.22
Weighted average (per Mcfe)	3.92	2.40	2.82		5.00
Expenses (per Mcfe):
Lease operating expense(2)(3)(4)	$2.94	$1.50	$1.50		$3.38

(1)	Average sales price for natural gas in 2001 includes $0.24 per Mcf hedging loss.

(2)	Lease operating expenses for 2002 and 2001 exclude operating expenses incurred by the drilling programs and paid for by us of approximately $1,200,000 and $497,000, respectively.

(3)	The lease operating expenses for the Wilmington unit that were utilized for this calculation include direct labor that was improperly charged to us by the operator of the Wilmington unit. We have received an arbitration award that requires the operator to refund these improperly charged expenses to us. The arbitration award also orders the operator to refrain from charging these unauthorized operating expenses currently and in the future.

(4)	Lease operating expenses related to our CBM operations include costs for operating our commercially productive CBM wells, together with the costs for operating our CBM wells that are still in the dewatering phase and are not commercially productive.

Purchasers and Marketing

      We sell our natural gas and oil production and that of our drilling programs to various purchasers in the areas where the oil and natural gas is produced. The natural gas is delivered into natural gas pipelines for transportation and is sold to various purchasers for later re-marketing or end use. Our oil is sold to purchasers who take delivery from storage tanks that are located on our property. We are currently able to sell all of the natural gas and oil produced on our behalf and that of our drilling programs. The majority of all of this natural gas and oil is sold under monthly contracts that allow for periodic adjustments in pricing according to market demands.

      In addition, approximately 63% of our natural gas production was subject to a firm commitment contract for transportation space, but not sales, with Williston Basin Interstate relating to its LX-Bar lease for 6,000 Mcf/d, which will terminate in October 2006. We sell our natural gas at market price. Further, we have a firm commitment contract relating to our Piper Federal lease covering requirements for us to deliver 2,500 Mcf/d. The maximum penalty for any deficiency below 90% of cumulative contracted volumes would be $0.47 per Mcf. This contract terminates on December 31, 2004. The marketing of natural gas and oil can be affected by factors beyond our control, the effects of which cannot be predicted. For more information about the risks to our business posed by our marketing activities see “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Risk Factors — Risks Related to Our Business — Market conditions or operation impediments may hinder our access to natural gas and oil markets or delay our production”.

      For the nine months ended September 30, 2004, the largest purchasers for our production and that of our drilling programs primarily included Tenaska Marketing Ventures, Anadarko Energy Services and Lunday-Thagard Company, which accounted for 46%, 17% and 24%, respectively, of the total natural gas and oil sold by us and our drilling programs. We believe that the loss of any of these purchasers would not have a material adverse effect on our operations, as we believe there are a significant number of readily available purchasers in the market.

Our Service and Operational Activities

      Our drilling, completion, production, re-entry and land operations are conducted, managed and supervised for us and our drilling programs through Warren E&P, Inc., our wholly owned subsidiary. After a long-term joint venture relationship that began in 1990, we acquired Warren E&P on September 1, 2000. See “Certain Relationships and Related Transactions”. Through Warren E&P, we employ petroleum engineers, drilling supervisors, landmen and field supervisors. Warren E&P also employs geologists on a contract basis. As of September 30, 2004, Warren E&P was the operator of approximately 54% of the wells in which we and our drilling programs had interests.

Competition

      We compete with a number of other potential purchasers of natural gas and oil leases and producing properties, many of which have greater financial resources than we do. In general, the bidding for natural gas and oil leases has become particularly intense in the Powder River and Washakie Basins with bidders evaluating potential acquisitions with varying product pricing parameters and other criteria that result in widely divergent bid prices. The presence of bidders willing to pay prices higher than are supported by our evaluation criteria could further limit our ability to acquire natural gas and oil leases. In addition, low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, we cannot guarantee that there will be a sufficient number of suitable natural gas and oil leases available for acquisition or that we can sell natural gas and oil leases or obtain financing for, or participants to join in, the development of prospects.

Regulations

General

      Our business is affected by numerous laws and regulations, including energy, environmental, conservation, tax and other laws and regulations relating to the energy industry. Most of our drilling operations require permits or authorizations from federal, state or local agencies, respectively, for both the drilling of the well and the production of the CBM and the disposal of associated wastes, principally water. Changes in any of these laws and regulations or the denial or vacation of permits could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

      We believe that our operations comply in all material respects with applicable laws and regulations. There are no pending or threatened enforcement actions related to any such laws or regulations. We believe that the existence and enforcement of such laws and regulations have no more restrictive an effect on our operations than on other similar companies in the energy industry.

      Proposals and proceedings that might affect the oil and gas industry are pending before Congress, the BLM, the Federal Energy Regulatory Commission, or FERC, the Minerals Management Service, or MMS, state legislatures and commissions and the courts. We cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by various agencies will continue indefinitely. Notwithstanding the foregoing, we do not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material adverse effect upon our capital expenditures, earnings or competitive position.

Federal Regulation of Sales and Transportation of Natural Gas

      Historically, the transportation and sale of natural gas and its component parts in interstate commerce has been regulated under several laws enacted by Congress and the regulations passed under these laws by FERC. Our sales of natural gas, including condensate and liquids, are affected by the availability, terms and cost of transportation. The price and terms of access to pipeline transportation are subject to extensive federal and state regulation. From 1985 to the present, several major regulatory changes have been implemented by Congress and FERC that affect the economics of natural gas production, transportation and sales. In addition, FERC is continually proposing and implementing new rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies that remain subject to FERC’s jurisdiction. These initiatives may also affect the intrastate transportation of gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry.

      The ultimate impact of the complex rules and regulations issued by FERC cannot be predicted. In addition, many aspects of these regulatory developments have not become final but are still pending judicial and final FERC decisions. We cannot predict what further action FERC will take on these matters. Some of FERC’s more recent proposals may, however, adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. We do not believe that we will be affected by any action taken materially differently than other natural gas producers, gatherers and marketers with whom we compete.

Operations on Federal Oil and Gas Leases

      We conduct a sizeable portion of our operations on federal oil and natural gas leases which are administered by the BLM and the MMS. Federal leases contain relatively standard terms and require compliance with detailed BLM and MMS regulations and orders, which are subject to change. Under certain circumstances, the BLM may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could have a material adverse effect on our business, financial condition and results of operations. The MMS issued a final rule that amended its regulations governing the valuation of oil and gas produced from federal leases. This new rule, which became effective June 1, 2000, provides that the MMS will collect royalties based on the market value of oil and gas produced from federal leases. The lawfulness of the new rule has been challenged in federal court. We cannot predict whether this new rule will be upheld in federal court, nor can we predict whether the MMS will take further action on this matter. However, we do not believe that this new rule will affect us any differently than other producers and marketers of oil and gas.

State Regulation

      Our operations are also subject to regulation at the state and in some cases, county, municipal and local governmental levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandonment of wells and the disposal of fluids used and produced in connection with operations. Our operations are also subject to various conservation laws and regulations pertaining to the size of drilling and spacing units or proration units and the unitization or pooling of oil and gas properties.

      In addition, state conservation laws, which frequently establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the rates of production. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, but, except as noted above, does not generally entail rate regulation. These regulatory burdens may affect profitability, but we are unable to predict the future cost or impact of complying with such regulations.

Environmental Matters

General

      We are subject to extensive federal, state and local environmental laws and regulations relating to water, air, hazardous substances and wastes, and threatened or endangered species that restrict or limit our business activities for purposes of protecting human health and the environment. Compliance with the multitude of regulations issued by federal, state, and local administrative agencies can be burdensome and costly. State environmental regulatory programs are generally very similar to the corresponding federal environmental regulatory programs, and federal environmental regulatory programs are often delegated to the states.

      Our oil and gas exploration and production operations are subject to state and/or federal solid waste regulations that govern the storage, treatment and disposal of solid and hazardous wastes. However, much of the solid waste generated by our oil and gas exploration and production activities is exempt from regulation under federal, and many state, regulatory programs. To the extent our operations generate solid waste, such waste is generally subject to state regulations. We have complied with solid waste regulations in the normal course of business.

      In addition to solid and hazardous waste, our production operations generate produced water as a waste material. This water can sometimes be disposed of by discharging it to surface waters under discharge permits issued pursuant to the Clean Water Act, or an equivalent state program. We have obtained surface discharge permits from the Wyoming DEQ for our operations in some areas, such as the Powder River Basin. Another common method of produced water disposal is subsurface injection in disposal wells. Such disposal wells are permitted under the Safe Drinking Water Act, or an equivalent state regulatory program. The drilling, completion, and operation of produced water disposal wells are integral to oil and gas operations. We already operate produced water disposal wells, particularly in association with our coalbed methane production operations. We are experienced in these activities and are able to perform these activities in a cost-effective manner.

      Air emissions and exhaust from gas-fired generators and from some of our equipment, such as gas compressors, are potentially subject to regulations under the Clean Air Act, or equivalent state regulatory programs. To the extent that our air emissions are regulated, they are generally regulated by permits issued by state regulatory agencies. We have obtained air permits, where needed, in the normal course of business.

      Some of our exploration and production activities occur on federal leases. This is particularly true of our CBM operations. Exploration and production operations on federal leases are generally performed in accordance with a record of decision issued by the BLM after preparation of an environmental impact statement. A record of decision typically includes environmental and land use provisions that restrict and limit exploration and production activities on federal leases. Much of our CBM operations are subject to records of decision and we have not experienced any material difficulty in complying with their terms and conditions.

      In the event that spills or releases of crude oil or produced water occur, we would be subject to spill notification and response regulations under the Clean Water Act, or equivalent state regulatory programs. Depending on the nature and location of our operations, we may also be required to prepare spill prevention, control and countermeasure response plans under the Clean Water Act, or equivalent state regulatory programs. Response costs could be high and may have a material adverse effect on our operations. We may not be fully insured for these costs.

      Failure to comply with environmental regulations may result in the imposition of substantial administrative, civil, or criminal penalties, or restrict or prohibit our desired business activities. Environmental laws and regulations impose liability, sometimes strict liability, for environmental cleanup costs and other damages. Other environmental laws and regulations may delay or prohibit exploration and production activities in environmentally sensitive areas or impose additional costs on these activities.

      We believe that we are in compliance with current applicable environmental laws and regulations. Costs associated with responding to a major spill of crude oil or produced water, or costs associated with remediation of environmental contamination, are the most likely occurrences that could result in a material adverse effect on our business, financial condition and results of operations. There are no pending or threatened claims for any such environmental cleanup costs, and we operate our producing properties in a prudent manner in order to avoid or minimize liability related to any such claims.

      In addition, changes in applicable federal, state and local environmental laws and regulations potentially could have a material adverse effect on our business, financial condition and results of operations. In this regard, our CBM drilling and production operations are subject to ongoing BLM oversight, EIS development and recurring BLM approvals and could be affected by changes in BLM regulations or policies.

      We anticipate that total maximum daily load water quality standards established under Clean Water Act delegated programs may be promulgated for surface water bodies in areas where we operate, including the Powder River Basin. However, we do not expect that any total maximum daily load regulations, or standards promulgated in any area where we operate, will result in a material increase in our produced water disposal costs, as we already inject much of our produced water in disposal wells, rather than discharging into surface water bodies, and would be able to cost-effectively drill and operate additional disposal wells as needed.

      We anticipate no material estimated capital expenditures to comply with federal and state environmental requirements. In addition, state-wide reclamation bonds and our $50.0 million casualty and environmental insurance have been adequate to meet the applicable Wyoming bonding and insurance requirements to date. Finally, we have posted a $3.0 million U.S. treasury bond as collateral for a $4.0 million reclamation bond for the Wilmington unit.

Coalbed Methane Operations

      The majority of our gas production is from CBM operations that generate water discharges and air emissions that are subject to significant regulatory control. Naturally occurring groundwater is produced by our CBM production operations. This produced water is disposed of by re-injection into the subsurface through disposal wells, discharge to the surface, or in evaporation ponds. Whichever disposal method is used, produced water must be disposed of in compliance with permits issued by state regulatory agencies, and in compliance with applicable, state and local environmental regulations. To date, we have been able to obtain necessary surface discharge or disposal well permits and we have been able to discharge produced water and operate our produced water disposal wells in compliance with our permits and applicable federal, state and local laws and regulations without undue cost or burden to our business activities.

      Our CBM operations involve the use of gas-fired generators and compressors to transport gas that we produce. Emissions of nitrogen oxides and other combustion by-products from individual or multiple generators and compressors at one location may be great enough to subject the compressors to state air quality requirements for pre-construction and operating permits. To date, we have not experienced significant delays or problems in obtaining the required air permits and have been able to operate these compressors in compliance with our permits and applicable federal, state and local laws and regulations without undue cost or burden to our business activities. Another air emission associated with our coalbed methane operations that may be subject to regulation and permitting requirements is particulate matter resulting from construction activities and vehicle traffic. To date, we have not experienced any difficulty complying with environmental requirements related to particulate matter and have not needed to obtain permits relating to particulate matter.

Atlantic Rim

      The eastern Washakie Basin is currently the subject of the Atlantic Rim EIS being developed by the BLM under the jurisdiction of the Rawlins, Wyoming regional office. The initial, or scoping, phase of the Atlantic Rim EIS covering our coalbed methane leases in the Washakie Basin is under way. Completion of the environmental impact statement and issuance of a record of decision is expected during the fourth quarter of 2005.

      The BLM has issued an interim drilling policy allowing limited CBM drilling and production activity in the Atlantic Rim project pending completion of the EIS. The interim drilling policy authorizes drilling, completing, and producing no more than 200 wells until completion of the Atlantic Rim EIS. We and our drilling partners have been allocated approximately 165 gross wells of the 200 authorized wells. The interim policy requires the wells to be drilled in nine pods of no more than 24 wells per pod. A pod is defined as two or more production wells with supporting infrastructure, such as access roads, injection wells, product pipelines, water pipelines, power lines and other necessary or ancillary facilities. The Atlantic Rim project contains federally designated threatened and endangered species and two wildlife habitat areas that have been designated as areas of critical environmental concern. Sensitive areas such as critical habitat and archeological sites must be avoided in constructing the pods. Federal and non-federal leases in the Atlantic Rim project are subject to the 200 well limit. To date, we have received BLM and state approval of drilling permits for 72 producing wells, and approval of right-of-ways for four pods.

      The BLM may modify the interim drilling policy at any time and the policy, as with any agency decision, is subject to legal challenges by interested parties. The interim policy requires an environmental assessment for each of the nine pods. Public comment is allowed on each environmental assessment, and BLM approval of each environmental assessment must be obtained before pod construction can commence. Several of the environmental assessments have been challenged by environmental groups and individuals. In addition, many of the restrictions, conditions and limitations on our drilling, production and construction activities in the Washakie Basin will be specified by the BLM in the final Atlantic Rim EIS record of decision. Finally, conditions and restrictions on drilling, production and construction activities may be imposed through site-specific BLM approvals required for applications for permits to drill and plans of development. As a result, such development activities will remain contingent on BLM approval for several years.

      Our eastern Washakie Basin CBM production operations are also subject to Wyoming DEQ regulations and permit requirements. Permits required from the Wyoming DEQ include air emission and produced water discharge permits. To date, we have not experienced any difficulties in obtaining any air permits needed for our Washakie Basin operations from the Wyoming DEQ. Produced water disposal will be limited to subsurface injection in the portion of the Washakie Basin within the Colorado River drainage area. We have received permits for nine produced water injection wells in the Atlantic Rim project. We will need to obtain permits for additional injection wells, in the event that we need additional subsurface disposal capacity.

Pacific Rim

      The western Washakie Basin is currently the subject to the 1997 updated resource management plan, or RMP, under the jurisdiction of the Rock Springs, Wyoming regional office of the BLM. The Rock Springs RMP currently allows the drilling of up to 250 CBM wells that are not contemplated by a separate EIS. In October 2003, at our request, the BLM began the scoping process for an EA that covers approximately 42,721 acres, including the majority of the 35,679 gross (28,005 net) acres comprising our Pacific Rim project area. The Pacific Rim EA contemplates the drilling of 120 CBM wells in the study area. We received a record of decision on this EA in the third quarter of 2004. Based on information currently available, we anticipate being allocated approximately 80 of the 120 wells in the EA study area. Upon the completion of the 120 authorized wells, a more comprehensive EIS may be required for additional development in the project. We do not believe that an EIS for the Pacific Rim project will be necessary before 2006.

Powder River Basin

      The Powder River Basin is currently the subject of an EIS that was updated in May 2003. Drilling and production operations on our Powder River Basin leases in Wyoming are subject to environmental rules, requirements and permits issued by federal, state and local regulatory agencies, including the BLM and the Wyoming DEQ. The BLM has imposed environmental limitations and conditions on CBM drilling, production and related construction activities on federal leases in certain specific areas of the Powder River Basin. These conditions and requirements are imposed through a record of decision issued pursuant to an EIS. The BLM may also impose site-specific conditions on development activities, such as drilling and the construction of rights-of-way, before it approves required applications for permits to drill and plans of development. We believe that we have operated our Powder River Basin federal leases in compliance with the BLM’s current requirements.

      Our Powder River Basin CBM production operations are also subject to Wyoming DEQ environmental regulations and permit requirements. Permits required from the Wyoming DEQ include air emission and produced water discharge permits. To date, we have not experienced any difficulty in obtaining air quality permits from the Wyoming DEQ. Injection wells are used to dispose of produced water when surface discharge permits cannot be obtained from the Wyoming DEQ. We have three permitted injection wells for our Powder River Basin operations. We may need to permit, drill and operate additional injection wells in the event additional subsurface disposal capacity is needed.

Wilmington Unit

      The Wilmington unit is located in a mixed light industrial and residential area near the Port of Los Angeles. Field activities include drilling wells to develop our lease acreage and operating a waterflood to maximize crude oil production. Stringent environmental regulations, restrictive permit conditions and the possibility of permit denials from a multiplicity of state, regional and local regulatory agencies may inhibit or add cost to future Wilmington unit development activities. Despite prudent operation and preventative measures, drilling and waterflooding production operations may result in spills and other accidental releases of produced water and injection fluids. Remediation and associated costs from a release of produced water or injection fluids in an urban environment could be significant. This potential liability is accentuated by the location of our Wilmington unit leases near residential areas. To date and to our knowledge, there are no environmentally related lawsuits or other third-party claims or complaints pending against us relating to our interests or activities in the Wilmington unit.

Operating Hazards And Insurance

      The oil and natural gas business involves a variety of operating risks, including fires, explosions, blowouts, environmental hazards, including spills or releases of crude oil, produced water and injection fluids, and other potential events which could have a material adverse effect on our business, financial condition and results of operations. Any of these problems could adversely affect our ability to conduct operations and cause us to incur substantial losses. Such losses could reduce or eliminate the funds available for exploration, production or leasehold acquisitions or result in loss of properties.

      In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. We do not carry business interruption insurance. For some risks, we may elect not to obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable at a reasonable cost. If a significant accident or other event occurs and is not fully covered by insurance, it could have a material adverse effect on our business, financial condition and results of operations.

Title to Properties

      In most situations, as is customary in the oil and gas industry, only a preliminary title examination is conducted at the time we acquire oil and gas leases covering properties for possible drilling operations. Prior to the commencement of drilling operations, a more complete title examination of the drill site tract often is conducted by independent attorneys. Once production from a given well is established, we prepare a division order title report indicating the proper parties and percentages for payment of production proceeds, including royalties. The level of title examination often differs from property to property. Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which we believe do not materially interfere with the use of or affect the carrying value of our properties.

Employees

      At September 30, 2004, we had 29 full-time employees. We believe that our relationships with our employees are good. None of our employees are covered by a collective bargaining agreement. From time to time, we use the services of independent consultants to perform various professional services, particularly in the areas of geological, permitting and environmental assessment. Independent contractors often perform well drilling and production operations, including pumping, maintenance, dispatching, inspection and testing.

Facilities

      Our principal executive offices are located at 489 Fifth Avenue, 32nd Floor, New York, NY 10017, and our telephone number is (212) 697-9660. We lease approximately 4,097 square feet of office space for our New York office under a lease that expires in 2008. Our oil and gas administrative office in Casper,

Wyoming occupies 3,750 square feet under a lease currently being negotiated. In June 2003, we entered into an office lease in Roswell, New Mexico, which expires in May 2005. We believe that suitable additional space to accommodate our anticipated growth will be available in the future on commercially reasonable terms.

Legal Proceedings

      Arbitrations and Settlement with Magness Petroleum Company. In September 1999, Magness Petroleum, commenced litigation against us claiming that we had breached the joint venture agreement and requesting dissolution of the joint venture. The litigation subsequently became two separate arbitration proceedings with additional claims and counterclaims between the parties. In October 2004, we received a $1.6 million arbitration award against Magness in one of the arbitration proceedings, with Magness Petroleum’s claim for dissolution of the joint venture and our counterclaims still pending in a separate arbitration.

      In November 2004, we and Magness Petroleum entered into (i) a purchase and sale agreement, and (ii) a settlement agreement and release for the purpose of settling all our disputes and ending arbitration. Pursuant to the purchase and sale agreement, Magness Petroleum and its affiliate have agreed to sell, and we have agreed to buy, all the interests of Magness Petroleum and its affiliate in the Wilmington unit, together with existing wells, certain equipment and jointly owned and certain other surface properties. Under the settlement agreement and release all awards, findings and/or judgments, including a $1.6 million award in our favor, will be vacated and all proceedings will be dismissed. In exchange for these interests, we will pay a cash purchase price of $14.8 million and assume certain liabilities and obligations of Magness Petroleum and its affiliate associated with the Wilmington unit. The purchase and sale agreement provides that our purchase of the Magness Petroleum interests will close on or before January 31, 2005. Upon closing the purchase and sale agreement, the parties will terminate their joint venture agreement dated May 24, 1999, Magness Petroleum shall resign as operator of the Wilmington unit, and Warren or its designee shall be appointed operator. We intend to resume drilling in the Wilmington unit as promptly as practicable after this settlement and acquisition has occurred.

      Gotham Insurance Company v. Warren. In 1998, we and our subsidiary, Warren E&P, Inc., were sued in the 81st Judicial District Court of Frio County, Texas by Stricker Drilling Company, Inc. and Manning Safety Systems to recover the value of lost equipment based on a well blow-out. As a result of the lawsuit, Gotham Insurance Company, Warren E&P’s well blow-out insurer, intervened. The suit was settled in 1999 with all parties except Gotham. Gotham paid more than $1.7 million under the insurance policy and now seeks a refund of approximately $1.5 million, denying coverage, and alleging fraud and misrepresentation and a failure of Warren E&P to act with due diligence and pursuant to safety regulations. Warren E&P countersued for the remaining proceeds under the policy coverage. In the summer and fall of 2000, summary judgments were entered in favor of Warren E&P on essentially all claims except its bad faith claims against Gotham, and Gotham’s claims were rejected. Final judgment was rendered by the District Court on May 14, 2001 in Warren E&P’s favor for the remaining policy proceeds, interest and attorneys’ fees. Gotham appealed the final judgment to the San Antonio Court of Appeals, seeking a refund of approximately $1.5 million. On July 23, 2003, the San Antonio Court of Appeals reversed in Gotham’s favor the trial court’s earlier summary judgment for Warren E&P and remanded the case to the trial court for further proceedings consistent with the San Antonio Court of Appeals’ decision. A hearing has been set for December 17, 2004 to determine both the amount of actual loss incurred by Gotham and the amount of judgment liability to be paid by Warren and Warren E&P. We believe that Gotham assigned the liability exposure under its insurance policy to a group of reinsurers who were not parties to the proceedings. Nevertheless, if it is determined by the court that Gotham retained 100% of the liability exposure or is allowed to act on behalf of the reinsurer transferees, Warren and/or Warren E&P will be obligated to repay Gotham $1.8 million.

      We are also a party to legal actions arising in the ordinary course of our business. In the opinion of our management, based in part on consultation with legal counsel, the liability, if any, under these claims is either adequately covered by insurance or would not have a material adverse effect on us.

MANAGEMENT

      The following table sets forth information regarding our executive officers and directors as of November 30, 2004:

Name	Age	Position

Norman F. Swanton	66	President, Chairman of the Board and Chief Executive Officer
Timothy A. Larkin	41	Executive Vice President and Chief Financial Officer
Lloyd G. Davies	68	Executive Vice President and Director of Warren Resources, Inc. and Chairman of the Board and Chief Executive Officer of Warren E&P, Inc., our principal operating subsidiary
David E. Fleming	50	Senior Vice President, General Counsel and Corporate Secretary
Kenneth A. Gobble	45	Senior Vice President of Warren Resources, Inc. and President and Chief Operating Officer of Warren E&P, Inc.
Ellis G. Vickers	47	Senior Vice President — Land Management & Regulatory Affairs and Associate General Counsel
Stewart P. Skelly	29	Vice President and Controller
Chet Borgida(2)	60	Director
Anthony L. Coelho(1)(3)	62	Director
Dominick D’Alleva(1)(2)(3)	53	Director
Marshall Miller(1)(2)	54	Director
Thomas G. Noonan	66	Director
Michael R. Quinlan(3)	59	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the corporate governance committee.

      Norman F. Swanton. Mr. Swanton has served as our president, chairman of the Board and chief executive officer since Warren Resources, Inc. was founded in June 1990. From October 1986 to 1990, he served as an independent financial advisor, arranging debt restructuring, credit facilities, leveraged buy-out financing, debt-for-equity exchanges, equity financing and providing other financial services. From 1972 to 1985, he served as chairman of the Board, president and chief executive officer of Swanton Corporation, a publicly held company engaged in financial services and energy operations, and President and founder of Low Sulphur Fuel Company, a marine terminal residual fuel oil blending operation. From 1970 to 1972, he served as a principal consultant to the Trust Fund of the New York Stock Exchange serving as its representative in the liquidation of several former New York Stock Exchange member firms. From 1961 to 1970, he served as an executive officer of Glore, Forgan, Staats, Inc. and a divisional controller for Hayden Stone, Inc., which were New York Stock Exchange member securities and underwriting firms. Mr. Swanton received his Bachelor of Arts degree in History and Political Science from Long Island University in 1962 and attended Bernard Baruch Graduate School of Business in a graduate degree program in Accountancy and Finance from 1963 to 1966. He is the brother-in-law of Thomas G. Noonan, one of our directors.

      Timothy A. Larkin. Mr. Larkin has served as our senior vice president and chief financial officer since January 1995. On March 17, 2004, Mr. Larkin was appointed as our executive vice president. From 1991 to 1994, he served as accounting manager of Palmeri Fund Administrators, Inc., an administrative services company providing accounting, administrative and investment advisory support to over 50,000 limited partners in investment funds primarily sponsored by Merrill Lynch and Oppenheimer & Co. Inc. From 1985 to 1991, he was employed in the audit department of Deloitte & Touche, LLP, an international public accounting firm, attaining the level of audit manager. Mr. Larkin received his Bachelor of Science degree in Accounting from Villanova University in 1985.

      Lloyd G. Davies. Mr. Davies joined the board of directors in July 2001 and until March 16, 2004, he served on the audit committee of the Board. On March 17, 2004, Mr. Davies was appointed our executive vice president and chairman and chief executive officer of Warren E&P, Inc., our principal operating subsidiary, Warren E&P, Inc., based in Casper, Wyoming. Mr. Davies retired in 1995, after 35 years with Texaco, Inc. From 1992 through 1994, Mr. Davies was the assistant division manager for the Western U.S. area for Texaco. Prior to that, from 1990 through 1992, Mr. Davies was the manager and director of operations for Texaco’s Far East Operations Division. During his years with Texaco, Mr. Davies also served on several of Texaco’s subsidiaries’ board of directors and management committees in the Far East, Mid East and South America. Mr. Davies received a Bachelor of Science degree in Petroleum Engineering from the University of Oklahoma in 1958. In 1966, he received a Master of Science degree in Petroleum Engineering with a Minor in Math from the University of Texas.

      David E. Fleming. Mr. Fleming joined us in July 2001 as a senior vice president and general counsel. In September 2002, Mr. Fleming was also elected our corporate secretary. From January 1999 to June 2001, he was a partner with the law firm of Cummings & Lockwood, where he practiced corporate and securities law. For the five years prior thereto, he practiced corporate law at Epstein, Becker & Green, P.C., New York, New York, where he was a member of the firm and currently maintains of counsel status. Mr. Fleming does not provide any legal services to the Company on behalf of Epstein, Becker & Green, P.C. Mr. Fleming received a Bachelor of Arts degree from Cornell University in 1976 and a Juris Doctor, cum laude, from the University of Maryland School of Law in 1980. He is admitted to practice law in the states of New York, Connecticut and Maryland.

      Kenneth A. Gobble. Mr. Gobble became our senior vice president in January 2003. On March 17, 2004, Mr. Gobble was appointed president and chief operating officer of Warren E&P, Inc., our principal operating subsidiary, based in Casper, Wyoming. From 1996 to December 2002, he was vice president — rocky mountain region for Warren E&P. Prior to joining Warren E&P in 1996, Mr. Gobble had extensive experience with major service companies including Schlumberger Well Services. Additionally, Mr. Gobble has extensive experience in numerous advanced applications for natural gas and oil drilling operations including logging-while-drilling, formation evaluation, 3-D seismic vertical seismic profiling, horizontal drilling and coalbed methane development. Mr. Gobble received his Bachelor of Science degree in Petroleum Engineering and a Bachelor of Science degree in Mathematics from New Mexico Institute of Mining and Technology in 1986.

      Ellis G. Vickers. Mr. Vickers became our senior vice president — land management & regulatory Affairs in January 2003. From September 2001 through December 2002, he was vice president and associate general counsel and senior vice president and general counsel of Warren E&P, Inc. From 1995 through December 2001, Mr. Vickers practiced law with the New Mexico based law firm of Bozarth & Vickers. He focused his practice on corporate, securities, oil and gas, real estate and partnership law and is a New Mexico Board of Legal Specialization Recognized Specialist in Oil and Gas Natural Resources. Mr. Vickers received his Bachelor of Science degree in Political Science, summa cum laude, from Eastern New Mexico University in 1979 and a Juris Doctor from the University of New Mexico in 1982. He is admitted to practice law in the states of New Mexico and Texas.

      Stewart P. Skelly. Mr. Skelly has served as our corporate controller since 2002 and as a vice president since March 2004. From 2000 to 2002, he served as our assistant controller. From 1997 to 2000, Mr. Skelly was employed by News Corp., a global media conglomerate, attaining the level of accounting manager. From 1992 to 1997, Mr. Skelly was employed by Kearney McArdle, a midsize public accounting firm in Ireland, attaining the level of audit senior. Mr. Skelly is a graduate of Griffith College Dublin and is a Chartered Certified Accountant.

      Chet Borgida. Mr. Borgida was elected to the Board of Directors in November 2003 and also serves as chairman of our audit committee. Mr. Borgida was a partner at Grant Thornton LLP, our independent auditors, from 1977 to 2001. While at Grant Thornton LLP, Mr. Borgida had no involvement in the review or preparation of our audited financial statements. Since March 2004, Mr. Borgida has been a partner in Drager and Fenton LLP (Florida). From 2001 to 2003, Mr. Borgida was senior vice president finance and chief financial officer of Cross Media Marketing Corporation. From March 2003 to October 2003, Mr. Borgida was also a director and chairman of the audit committee of Brand Partners Group, Inc., and since November 2001 has been a director and chairman of the audit committee of Correctional Services Corporation, an owner and operator of prison facilities. He graduated from Hunter College with a Bachelor Degree in Accounting in 1967. He is a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

      Anthony L. Coelho. Congressman Coelho joined our Board as an independent director in May 2001 and serves on the compensation and corporate governance committees of the Board. From December 2000 to the present, Congressman Coelho has devoted his time to serving on the boards of directors listed below and as an independent consultant and adviser. From 1998 through November 2000, he served as the general chairman for the U.S. Presidential campaign of Vice President Al Gore. From 1995 to 1998, he was chairman and chief executive officer of ETC w/tci, Inc, an education and training technology company in Washington, D.C. and from 1990 to 1995, he served as president and CEO of Wertheim Schroeder Investment Services, Inc. From 1978 to 1989, he served five terms in the U.S. Congress, representing the State of California as a member of the U.S. House of Representatives. During his congressional terms, he served as Democratic Majority Whip from 1987 to 1989 and authored the Americans with Disabilities Act. Congressman Coelho was also appointed chairman of the President’s Committee on the Employment of People with Disabilities by President Clinton. Congressman Coelho has served on a number of corporate boards and currently serves on the boards of Cyberonics, Inc., DeFrancesco & Sons, Inc., Ripplewood Holdings, LLC and Service Corporation International, a funeral services company. Congressman Coelho earned a Bachelor of Arts degree in Political Science from Loyola Marymount University in 1964.

      Dominick D’Alleva. Mr. D’Alleva was our secretary until September 2002 and has been a director since June 1992. He serves on the compensation, audit and corporate governance committees of the Board. Additionally, from 1995 to the present, he has been a principal with D and D Realty Company, LLC, a privately owned New York limited liability company involved in the acquisition and financing of real estate. From 1986 to 1995, he was engaged in residential New York City real estate for his own account and as general counsel to various real estate acquisition firms, where he negotiated contracts for the acquisition and financing of commercial real estate. From 1983 to 1985, he served as executive vice president, director and general counsel of Swanton Corporation, which engaged in financial services and energy operations. From 1980 to 1983 he was associate counsel of Damson Oil Corporation. From 1977 to 1980 he was an associate with Simpson, Thatcher & Bartlett specializing in securities and corporate law. Mr. D’Alleva received a Bachelor of Arts degree, summa cum laude from Fordham University in 1974 and earned his Juris Doctor degree with honors from Yale University in 1977.

      Marshall Miller. Mr. Miller joined the Board as an independent director in February 1998 and serves on the audit committee and as chairman of the compensation committee of the Board. Since 1988, Mr. Miller served in various senior management capacities at financial institutions including Fair, Isaac Companies and Providian Financial Corporation and specialized in advanced computer systems for credit risk management. Until retiring in 2000, Mr. Miller was executive vice president of strategic risk management at Wells Fargo Bank in San Francisco. Mr. Miller received a Bachelor of Arts degree in Mathematics from the University of California at Los Angeles, a Master of Arts degree in Mathematics from the University of California at Berkley and a Masters of Science Degree in Operations Research from Stanford University in 1976.

      Thomas G. Noonan. Mr. Noonan joined the Board as a director in November 1997 and served as chairman of the compensation committee until March 2004. For the past 17 years, he has served as manager of quality assurance for Mars Inc., an international food and candy company. From 1961 to 1979, he was a microbiologist for the New York State Department of Health. Mr. Noonan received a Bachelor of Science degree from Fordham University in New York in 1959. He is the brother-in-law of Mr. Swanton.

      Michael R. Quinlan. Mr. Quinlan joined the Board as a director in January 2002 and serves as chairman of the corporate governance committee and presiding director of the executive sessions of the independent directors of the Board. From 1963 to the present Mr. Quinlan has been employed by the McDonald’s Corporation. In 1979, Mr. Quinlan was appointed to the board of directors of McDonald’s and served as the chairman of the Board and chief executive officer from 1990 to 1998. From 1998 to 1999, he served as chairman of the board of McDonald’s Corporation. From 1987 to 1990, he served as the president and chief executive officer. Currently he serves as the chairman of the executive committee. Mr. Quinlan is chairman of the board of trustees of both Ronald McDonald House Charities and Loyola University Chicago. Additionally, he is a member of the board of trustees of Loyola University Health System. He is also on the board of directors of Dun and Bradstreet Corporation, a financial services company, and the May Department Stores Company, a retailer. Mr. Quinlan earned a Bachelor of Science degree in 1967 and a Master’s of Business Administration from Loyola University Chicago in 1970. He has been awarded Honorary Doctors of Law Degrees from Loyola University Chicago, Elmhurst College and Illinois Benedictine College.

Committees of the Board of Directors

      Our Board is comprised of a majority of independent directors. The Board has established the following standing committees: audit, compensation and corporate governance that are comprised entirely of independent directors.

Audit Committee

      The audit committee is comprised entirely of independent, non-employee directors. We intend to maintain an audit committee consisting solely of at least three independent directors. Independent directors are persons who are, among other things, neither officers nor employees of Warren or its subsidiaries or any other person who has a relationship with any person or entity which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The audit committee held four meetings in 2003. The audit committee has direct access to the independent auditors and counsel to us and currently consists of Messrs. Borgida, D’Alleva and Miller. Mr. Borgida currently acts as chairman of the audit committee and is deemed by us to be an “audit committee financial expert”. The purposes of the audit committee include without limitation to:

•	review the preparation and scope of the audit of our annual consolidated financial statements;

•	review and approve drafts of these financial statements;

•	make recommendations as to the engagement and fees of the independent auditors;

•	monitor the functioning of our accounting and internal control systems by meeting with representatives of management and the independent auditors; and

•	perform any other duties relating to the maintenance of our proper books of account and records and other matters as the Board may assign from time to time.

Compensation Committee

      The compensation committee is responsible for establishing the compensation and evaluating annual and long-term performance goals of our elected officers. The compensation committee currently consists of

Messrs. Coelho, D’Alleva and Miller. Mr. Miller currently serves as chairman of the compensation committee. The purposes of the compensation committee include without limitation to:

•	administer and grant options under our equity compensation plans;

•	make decisions regarding compensation of our executive officers; and

•	publish an annual compensation report for our stockholders.

Corporate Governance Committee

      The corporate governance committee has adopted written charters for all three of our independent committees that provide, among other things, for an annual self-evaluation. In addition, the Board has adopted a Code of Business Conduct and a Code of Ethics for the Senior Financial Officers. The corporate governance committee currently consists of Messrs. Coelho, D’Alleva and Quinlan, with Mr. Quinlan serving as chairman. The purposes of the corporate governance committee include without limitation to:

•	determine compensation for the Board;

•	assist the Board in identifying qualified individuals to become directors;

•	recommend to the Board qualified director nominees for election at the stockholders’ annual meeting;

•	determine membership on the Board committees;

•	recommend corporate governance guidelines;

•	conduct annual self-evaluations of the Board and the corporate governance committee; and

•	report annually to the Board on the chief executive officer succession plan.

Code of Business Conduct for All Directors, Officers and Employees

      The Board has adopted a Code of Business Conduct for all directors, officers and employees. It is the responsibility of each of our directors, officers and employees to maintain a commitment to high standards of conduct and ethics. It is the intent of the Code of Business Conduct to inspire continuing dedication to the fundamental principles of honesty, loyalty, fairness and forthrightness. No waiver of any part of this Code may be granted for any director or officer except by a vote of the Board of Directors or a designated Board committee that ascertains whether a waiver is appropriate under all the circumstances.

Code of Ethics for Senior Financial Officers

      The Board has also adopted a separate Code of Ethics for our chief executive officer, chief financial officer and chief accounting officer. Each of the covered officers has to certify on an annual basis that the officer shall:

•	act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships;

•	provide constituents with information that is accurate, complete, objective, relevant, timely and understandable;

•	comply with all applicable laws, rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies;

•	act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the officer’s independent judgment to be subordinated;

•	respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information, acknowledging that confidential information acquired in the course of business is not to be used for personal advantage;

•	proactively promote ethical behavior among our employees and as a responsible partner with industry peers and associates;

•	maintain control over and responsibly manage all assets and resources employed or entrusted to the officer by us; and

•	report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Code of Ethics or the Code of Business Conduct.

      No waiver of any part of the Code of Ethics may be granted except by a vote of the Board of Directors or a designated Board committee that ascertains whether a waiver is appropriate under all the circumstances. In case a waiver of the Code of Ethics is granted, the notice of such waiver will be posted on our website at www.warrenresources.com. A copy of the Code of Ethics that has been adopted by the Board of Directors is available on our website at www.warrenresources.com.

Compensation of Directors

      Directors who are also our employees receive no additional compensation for their services as directors. Non-employee directors currently receive $1,000 for each meeting of the Board of Directors or committees of the Board of Directors that they attend and are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at these meetings. In addition, prior to the completion of this offering, each non-employee director is entitled to receive:

•	upon becoming a member of the Board, options to purchase 25,000 shares of our common stock exercisable at the then current fair market price for a period of five years; and

•	an annual grant of options to purchase 10,000 shares of our common stock exercisable at the then current fair market price for a period of five years.

Upon completion of this offering, each non-employee director will be entitled to receive in lieu of the above:

•	upon becoming a member of the Board, options to purchase 10,000 shares of our common stock exercisable at the then current fair market price for a period of five years;

•	an annual grant of options to purchase 5,000 shares of our common stock exercisable at the then current fair market price for a period of five years;

•	annual retainer fee of $20,000 and reimbursement for travel expenses and other out-of-pocket costs incurred in connection with attending Board and committee meetings;

•	annual retainer fee of $7,500 for the chairman of the audit committee and $5,000 for the chairman of the corporate governance and compensation committee; and

•	$2,000 for each Board meeting attended, $1,500 for each audit committee meeting attended and $1,000 for each corporate governance and compensation committee meeting attended.

Indemnification Agreements

      We have entered into an indemnification agreement with each of our directors and officers against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of a proceeding as to which they may be indemnified. These indemnification agreements are intended to be in addition to any other rights that the indemnitee may have under our certificate of incorporation, bylaws and applicable law.

Compensation Committee Interlocks and Insider Participation

      None of the members of our compensation committee is currently or has been at any time since our founding, our officer or employee. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Executive Compensation

      The following table sets forth the total compensation earned by our chief executive officer and each of the four most highly compensated other officers who received annual compensation in excess of $100,000 for the year ended December 31, 2003. The compensation set forth in the table below for the fiscal years ended December 31, 2003, 2002 and 2001 does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person’s salary and bonus shown in the table.

Summary Compensation Table

					Long-Term Compensation
					Awards
		Annual Compensation
					Securities
				Other Annual	Underlying		All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Options		Compensation

Norman F. Swanton	2003	$385,000	$250,000	$16,274	300,000		0
Chief Executive Officer	2002	375,000	187,500	16,274	0		0
and Chairman of the Board	2001	375,000	220,000	18,814	600,000	(3)	0
Timothy A. Larkin	2003	$205,400	$125,000	$413	310,750		0
Executive Vice President	2002	200,000	100,000	819	0		0
and Chief Financial Officer	2001	185,000	92,500	819	676,875	(3)	0
David E. Fleming	2003	$210,000	$105,000	0	66,000		0
Senior Vice President,	2002	210,000	105,000	0	0		0
General Counsel and	2001	105,000	26,250	0	150,000	(3)	0
Secretary
Ellis G. Vickers	2003	$215,670	$107,835	0	66,000		0
Senior Vice President —	2002	210,000	105,000	0	0		0
Land Management &	2001	105,000	26,250	0	150,000	(3)	0
Regulatory Affairs and Associate General Counsel
Jack B. King	2003	$120,000	$187,817	0	157,250		0
Vice President and Director	2002	200,000	13,500	0	0		0
of National Sales And	2001	200,000	348,261	0	380,630	(3)	0
Marketing

(1)	Bonus amounts reported for 2003, 2002 and 2001 include bonuses earned in the reported year and actually paid in the subsequent year.

(2)	Amounts reflect insurance premiums paid by the company during the covered fiscal year with respect to life insurance for the benefit of the named executive officer or his designee.

(3)	On October 1, 2002, in order to improve our capital structure, senior management and other employees voluntarily surrendered to us and we terminated 2,255,783 stock options issued in 2001, including all of the 2001 stock options granted to the named executive officers in the above table.

Option Grants in Last Fiscal Year

      The following stock options to purchase shares of our common stock were granted to the named executive officers during the fiscal year ended December 31, 2003.

	Individual Grants
					Potential Realizable
		Percent of			Value at Assumed Annual
	Number of	Total			Rate of Stock Price
	Securities	Options			Appreciation for Option
	Underlying	Granted to			Term(2)
	Options	Employees in	Exercise	Expiration
	Granted	Fiscal Year	Price(1)	Date	5%	10%

Norman F. Swanton	300,000	22%	$4.00	04/30/08	$331,538	$732,612
Timothy A. Larkin	310,750	23%	$4.00	04/30/08	$343,418	$758,864
David E. Fleming	66,000	5%	$4.00	04/30/08	$72,938	$161,175
Ellis G. Vickers	66,000	5%	$4.00	04/30/08	$72,938	$161,175
Jack B. King	157,252	11%	$4.00	04/30/08	$173,783	$384,016

(1)	The exercise price per share of each option was determined to be equal to the fair market value per share of the underlying stock on the date of grant, as determined by the Board.

(2)	The potential realizable value shown is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to the rules and regulations of the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Employment Agreements

      We have entered into employment agreements with Messrs. Swanton, Larkin, Davies, Fleming and Vickers. In addition to the specific provisions of each employment agreement as described below, each of these employment agreements provides that if the executive’s employment is terminated without cause, due to death or disability or for “good reason”, including a change of control, all unvested stock options granted to the executive shall be kept in effect and not terminated.

      Norman F. Swanton. We entered into an employment agreement effective January 1, 2001, as amended effective January 1, 2004 with Norman F. Swanton, our president, chief executive officer and chairman, that provides for a salary of $462,000 per year, subject to annual cost of living adjustments, participation in our standard insurance plans for our executives and participation in our other incentive compensation programs at the discretion of the Board of Directors. Under his employment agreement, Mr. Swanton received stock options to purchase 600,000 shares of common stock at an exercise price of $10.00 per share for a period expiring five years from date of grant. On October 1, 2002, in order to improve our capital structure, Mr. Swanton voluntarily surrendered and terminated his 600,000 stock options. Under his agreement, if Mr. Swanton’s employment is terminated without cause and he executes a full and general release in favor of, and satisfactory to, us, Mr. Swanton will be entitled to termination compensation equal to the greater of two years’ annual base salary, or all of the base salary for the remainder of the employment term. Mr. Swanton’s employment agreement automatically renews on each anniversary of the effective date after the initial three-year employment term, for an additional year unless we notify Mr. Swanton or he notifies us in writing 90 days prior to such anniversary that we, or he, will not be renewing his employment agreement. No such notice of non-renewal has been presented by either party. Accordingly, Mr. Swanton’s employment agreement has been renewed through December 31, 2005. During the initial three years of the employment agreement, Mr. Swanton was entitled to a 50% minimum bonus, but he voluntarily agreed to waive this provision in connection with the January 1, 2004 amendment.

      Timothy A. Larkin. We entered into an employment agreement effective January 1, 2001, as amended effective January 1, 2004, with Timothy A. Larkin, our executive vice president and chief financial officer, that provides for a salary of $246,480 per year, subject to annual cost of living adjustments, participation in our standard insurance plans for our executives and participation in our other incentive compensation programs at the discretion of the Board of Directors. Under his employment agreement, Mr. Larkin received stock options to purchase 676,875 shares of common stock at an exercise price of $10.00 per share for a period expiring five years from date of grant. On October 1, 2002, in order to improve our capital structure, Mr. Larkin voluntarily surrendered and terminated his 676,875 stock options. Under his agreement, if Mr. Larkin’s employment is terminated without cause and he executes a full and general release in favor of, and satisfactory to, us, Mr. Larkin will be entitled to termination compensation equal to the greater of two years’ annual base salary, or all of the base salary for the remainder of the employment term. Mr. Larkin’s employment agreement automatically renews on each anniversary of the effective date after the initial three-year employment term, for an additional year unless we notify Mr. Larkin or he notifies us in writing 90 days prior to such anniversary that we, or he, will not be renewing his employment agreement. No such notice of non-renewal has been presented by either party. Accordingly, Mr. Larkin’s employment agreement has been renewed through December 31, 2005. During the initial three years of the employment agreement, Mr. Larkin was entitled to a 50% minimum bonus, but he voluntarily agreed to waive this provision in connection with the January 1, 2004 amendment.

      Lloyd G. Davies. We entered into an employment agreement effective March 1, 2004 with Lloyd G. Davies, our executive vice president and the chairman and chief executive officer of Warren E&P, Inc. that provides for a base salary of $200,000 per year, participation in our standard insurance plans for our executives and participation in our other incentive compensation programs at the discretion of the Board of Directors. Under his employment agreement, Mr. Davies received stock options to purchase 60,000 shares of common stock at an exercise price of $7.00 per share for a period expiring five years from date of grant. Mr. Davies is obligated to devote 60% percent of his business time to the performance of his duties and responsibilities to us. Under his agreement, if Mr. Davies’ employment is terminated without cause and he executes a full and general release in favor of, and satisfactory to, us, Mr. Davies will be entitled to termination compensation equal to the greater of three month’s base salary or all of the base salary for the remainder of the employment term. Mr. Davies’ employment agreement expires on December 31, 2004, but will automatically renew on each anniversary of the effective date for an additional year unless we notify Mr. Davies or he notifies us in writing 90 days prior to such anniversary that we, or he, will not be renewing his employment agreement. No such notice of non-renewal has been presented by either party. Accordingly, such employment agreement has been renewed through December 31, 2005.

      David E. Fleming. We entered into an employment agreement effective January 1, 2004 with David E. Fleming, our senior vice president, general counsel and corporate secretary, that provides for a base salary of $223,438 per year, participation in our standard insurance plans for our executives and participation in our other incentive compensation programs at the discretion of the Board of Directors. Under his employment agreement, Mr. Fleming is obligated to devote 60% percent of his business time to the performance of his duties and responsibilities to us. Under his agreement, if Mr. Fleming’s employment is terminated without cause and he executes a full and general release in favor of, and satisfactory to, us, Mr. Fleming will be entitled to termination compensation equal to the greater of three month’s base salary or all of the base salary for the remainder of the employment term. Mr. Fleming’s employment agreement expires on December 31, 2004, but will automatically renew on each anniversary of the effective date for an additional year unless we notify Mr. Fleming or he notifies us in writing 90 days prior to such anniversary that we, or he, will not be renewing his employment agreement. No such notice of non-renewal has been presented by either party. Accordingly, such employment agreement has been renewed through December 31, 2005.

      Ellis G. Vickers. We entered into an employment agreement effective January 1, 2004 with Ellis G. Vickers, our senior vice president and associate general counsel and senior vice president and general counsel of Warren E&P, Inc., that provides for a salary of $218,905 per year, participation in our standard insurance plans for our executives and participation in our other incentive compensation programs at the discretion of the Board of Directors. Under his employment agreement, Mr. Vickers received stock options to purchase 20,000 shares of common stock at the exercise price of $7.00 per share for a period expiring five years from date of grant. Under his agreement, if Mr. Vickers’ employment is terminated without cause and he executes a full and general release in favor of, and satisfactory to, us, Mr. Vickers is entitled to termination compensation equal to the greater of 90 days’ base salary or all of his base salary for the employment term. Mr. Vickers’ employment agreement expires on December 31, 2004, but will automatically renew on each anniversary of the effective date for an additional one year unless we notify Mr. Vickers or he notifies us in writing 90 days prior to such anniversary that we, or he, will not be renewing his employment agreement. No such notice of non-renewal has been presented by either party. Accordingly, such employment agreement has been renewed through December 31, 2005.

Employee Benefit Plans

2000 Equity Incentive Plan for Employees of Warren E&P, Inc.

      Our 2000 Equity Incentive Plan for Employees of Warren E&P, Inc. was adopted by the Board in September 2000, amended by the board in September 2001 and approved by our stockholders on September 5, 2002. Any awards granted before stockholder approval of the plan are subject to, and may not be exercised or realized before, approval of the plan by the stockholders. The plan is administered by our compensation committee.

      Share Reserve. A total of 1,975,000 shares of common stock have been authorized for issuance under the plan. In addition, no participant in the plan may be granted stock options and direct stock issuances for more than 750,000 shares of common stock in total per calendar year.

      Awards. The plan provides for the following types of awards:

•	eligible individuals in the employ of, or rendering services to, Warren E&P and its subsidiaries may be granted options to purchase shares of common stock at an exercise price determined by the compensation committee;

•	eligible individuals may be issued shares of common stock that may be subject to certain restrictions and conditions directly through the purchase of shares at a price determined by the compensation committee.

      Plan Features. The plan will include the following features:

•	eligible participants under the plan are employees, consultants and directors of Warren E&P and its subsidiaries;

•	the plan sets forth various restrictions upon the exercise of awards. The compensation committee has the discretion to alter any restrictions or conditions upon any awards;

•	the exercise price for any options granted under the plan may be paid in cash, by certified or cashier’s check or, if acceptable to the compensation committee, in property valued at fair market value, by delivery of a promissory note, or in currently owned shares of common stock valued at fair market value on the last business day prior to the date of exercise. An option may, in the discretion of the compensation committee, be exercised through a sale or loan program with a broker acceptable to the compensation committee without any cash outlay by the optionee;

•	grants of restricted stock awards can be made to participants. Restricted stock awards may be subject to certain restrictions, vesting requirements or other conditions, including the attainment of performance goals; and

•	if a participant’s employment is terminated for any reason other than cause, including death or disability, any vested options held by the participant will remain exercisable for a specified period of time after the termination. If a participant’s employment is terminated for cause, all outstanding options held by the participant will expire immediately. If a participant’s employment is terminated for any reason other than cause, any unvested restricted stock awards will generally be forfeited unless the compensation committee provides otherwise. If a participant’s employment is terminated for cause, all restricted stock awards will be forfeited. Warren may require the return of any dividends previously paid on the restricted stock and, in all events, will repay to the participant (or the participant’s estate) any amounts paid for the restricted stock awards.

      Change in Control. In the event that Warren or Warren E&P is acquired by merger, consolidation, asset sale or equity sale, outstanding options will be assumed, or equivalent options will be issued by the successor corporation. If the successor corporation refuses to assume or substitute the options, the compensation committee may accelerate the participants’ rights to exercise for a limited period of time after which the options would terminate. With respect to restricted stock awards, the compensation committee could also elect to terminate any vested awards in exchange for cash payments.

      Recapitalization or Reorganization. In the event of a recapitalization or reorganization of Warren or of Warren E&P that does not constitute a change-in-control as described above, a participant will be entitled to receive, upon exercising an option, that which the participant would have received had the participant exercised prior to the recapitalization or reorganization.

      Amendment. The board may amend or modify the 2000 plan at any time, pending any required stockholder approval. The 2000 Plan will terminate no later than September 1, 2010.

      As of September 30, 2004, nonqualified stock options to purchase 710,500 shares of our common stock were granted to eligible persons pursuant to this plan at an exercise price of $4.00 and $7.00 per share. None of these options has been exercised. The shares that may be issued pursuant to the exercise of an option awarded under this plan have not been registered under the Securities Act of 1933.

2001 Stock Incentive Plan

      Our 2001 Stock Incentive Plan was adopted by the Board in September 2001 and approved by our stockholders on September 5, 2002. Any awards granted before stockholder approval of the plan are subject to, and may not be exercised or realized, before approval of the plan by the stockholders. The plan will be administered by our compensation committee.

      Share Reserve. A total of 2,500,000 shares of our common stock have been authorized for issuance of options under the plan. In addition, no participant in the plan may be granted stock options, separately exercisable stock appreciation rights, direct stock issuances and stock units for more than 750,000 shares of our common stock in total per calendar year.

      Programs. The plan is divided into three separate programs:

•	an option grant program under which eligible individuals may be granted options to purchase shares of common stock at an exercise price determined by the compensation committee;

•	a stock appreciation rights program under which eligible individuals may be granted rights to receive payments equal to the fair market value of shares of common stock to which the right is subject on the date of exercise over the fair market value of such shares of common stock on the date of grant; and

•	a stock issuance program under which eligible individuals may be issued shares of common stock directly through the purchase of shares at a price determined by the compensation committee, or units representing such shares.

      Plan Features. The plan includes the following features:

•	eligible individuals under the plan are employees, consultants and directors of Warren and our subsidiaries.

•	the plan sets forth various restrictions upon the exercise of awards. Our compensation committee has the discretion to accelerate the vesting or exercisability of options under certain events.

•	the exercise price for any options granted under the plan may be paid in cash or, if acceptable to the compensation committee, in currently owned shares of common stock valued at fair market value on the exercise date. The option may, in the discretion of the compensation committee, be exercised through a sale or loan program with a broker acceptable to the compensation committee without any cash payment by the option holder.

•	deferred compensation stock options may be issued under the stock option program. These options will provide a means by which compensation payments can be deferred to future dates, with the number of shares of common stock subject to a deferred compensation stock option being determined by the compensation committee in accordance with a formula where the number of shares subject to the option is equal to the amount of compensation to be deferred divided by the excess of the fair market value of the common stock at the time of exercise over the exercise price of the option.

•	stock appreciation rights may be separately issued entitling a participant to receive an amount equal to the excess of the fair market value of the shares of common stock subject to such right on the date of exercise over the fair market value of such shares on the date of grant. Payment to a participant may be made in: cash, shares of common stock, a deferred compensation option, or any combination of the above, as the compensation committee shall determine.

•	outright grants of stock awards, as well as grants of restricted stock awards and restricted stock units can be made to participants. In order for a participant to vest in an award of either restricted stock or a restricted stock unit, the participant must generally provide services for a continuous period of not less than two years. A participant shall be entitled to receive payment for a restricted stock unit in an amount equal to aggregate fair market value of the units covered by the award at the end of the applicable vesting restriction period, which payment can be made in cash, shares of common stock, deferred compensation stock options, or any combination of the above, as the compensation committee shall determine.

•	if a participant’s employment is terminated for any reason, including death and disability, any vested awards held by the participant will remain exercisable for a specified period of time after the termination. If a participant retires, but continues or begins to serve as a director, the participant may continue to hold any awards granted under the original terms thereof.

      Change in Control. The plan includes change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

•	In the event that Warren is acquired by merger or asset sale or there is an acquisition of more than fifty percent of the capital stock of Warren by an individual, entity or group, the vesting schedule of each outstanding award will be, except to the extent specifically provided to the contrary in the instrument evidencing the award, or any other agreement between a participant and us, accelerated in part so that one-half of the number of shares subject to such award shall become immediately exercisable or realizable and the remaining one-half of such number of shares shall continue to be exercisable or realizable in accordance with the original vesting schedule.

•	In the event there is a merger of Warren, or an exchange of shares for cash, securities or other property in connection with an exchange transaction, which does not constitute a change-in-control as described above, the board shall provide that all outstanding options will be assumed or equivalent options substituted by the acquiring or succeeding corporation. With respect to all other awards, the board will determine the effect the transaction will have on such awards at the time the transaction takes place.

      Amendment. The board may amend or modify the 2001 plan at any time, pending any required stockholder approval. The 2001 Plan will terminate no later than September 5, 2011.

      As of September 30, 2004, non-qualified stock options to purchase 398,199 shares of our common stock at the exercise price of $10.00 per share have been granted to eligible persons pursuant to this plan, non-qualified stock options to purchase 479,563 shares of our common stock at the exercise price of $4.00 per share have been granted to eligible persons pursuant to this plan and non-qualified stock options to purchase 156,250 shares of our common stock at the exercise price of $7.00 per share have been granted to eligible persons pursuant to this plan. As of September 30, 2004, options to purchase 175,181 shares have been exercised at $4.00 per share. On October 1, 2002, in order to improve our capital structure, senior management and other employees voluntarily surrendered to the company and terminated stock options issued in 2001 that were exercisable at $10.00 per share through September 4, 2006. The shares that may be issued pursuant to the exercise of an option awarded under this plan have not been registered under the Securities Act of 1933.

2001 Key Employee Stock Incentive Plan

      Our 2001 Key Employee Stock Incentive Plan was adopted by the Board on September 6, 2001 and approved by our stockholders on September 5, 2002. A total of 2,500,000 shares of our common stock have been authorized for issuance under this plan. In addition, no participant in the plan may be granted stock options, separately exercisable stock appreciated rights or direct stock issuances for more than 750,000 shares of common stock in total per calendar year. This plan will be administered by our compensation committee. The plan is modeled after the 2001 Employee Stock Incentive Plan and its terms are substantially similar except that participants eligible to be granted awards under the plan will be limited to our key employees.

      As of September 30, 2004, there were 742,750 outstanding non-qualified stock options to purchase shares of our common stock pursuant to this plan exercisable at $4.00 per share through April 30, 2008 and 324,000 outstanding non-qualified stock options to purchase shares of our common stock at $7.00 per share. On October 1, 2002, in order to improve our capital structure, senior management and other employees voluntarily surrendered to the company and terminated stock options issued in 2001 that were exercisable at $10.00 per share through September 4, 2006. The shares that may be issued pursuant to the exercise of any option awarded by this plan have not been registered under the Securities Act of 1933.

Equity Compensation Plan Information

      The following table provides information as of September 30, 2004, with respect to shares of our common stock that may be issued under our existing equity compensation plans, all of which have been approved by our stockholders.

		Number of
		Securities to be	Weighted-
		Issued Upon	Average	Number of
	Number of	Exercise of	Exercise Price of	Securities
	Shares	Outstanding	Outstanding	Remaining Available
	Authorized	Options,	Options,	for Future Issuance
	for Issuance	Warrants and	Warrants and	Under Equity
	Under Plan	Rights	Rights	Compensation Plans

2000 Equity Incentive Plan	1,975,000	710,500	$4.74	1,264,500
2001 Stock Incentive Plan	2,500,000	858,831	$7.33	1,465,988
2001 Key Employee Stock Incentive Plan	2,500,000	1,066,750	$4.91	1,433,250

Total	6,975,000	2,636,081		4,163,738

Related Matters

      A private investigation by the SEC involving events which occurred in the mid to late 1970’s was concluded by settlement between Swanton Corporation and certain affiliates, including Mr. Swanton, and the SEC in 1981. As a result of the settlement, Mr. Swanton and Swanton Corporation, without admitting or denying any of the allegations, consented to the entry of a final judgment enjoining them from violations of anti-fraud, periodic reporting and beneficial ownership provisions of the Securities Exchange Act of 1934 and agreed to engage a Special Review Person to determine whether there had been any improper use of corporate funds. The Special Review Person found that, although there was no wrongdoing on the part of Mr. Swanton, $20,400 received by him from an unaffiliated debtor should have been paid to Swanton Corporation. Mr. Swanton thereafter paid the $20,400 to Swanton Corporation.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock, to file with the SEC initial reports of beneficial ownership on Forms 3 and reports of changes in beneficial ownership of our common stock and other equity securities on Forms 4. Our executive officers, directors and greater than 10% stockholders are required by SEC rules to furnish to us copies of all Section 16(a) reports that they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with for fiscal 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Our officers and directors own, in the aggregate, limited partnership interests valued at $2,738,333 at the time of purchase in 14 of our drilling programs. Mr. Swanton owns $628,333 of interests in thirteen programs. Mr. King owns $310,000 of interests in three programs. Mr. Quinlan owns $1,800,000 of interests in four programs. including a 28.6% interest in one program. Other than Mr. Quinlan’s interest in one drilling program, no officer or director owns greater than a 10% interest in any particular drilling program.

      Gregory S. Johnson, who had been the executive vice president of Warren E&P, Inc. and was a senior vice president — oil and gas operations for Warren, died in June 2002. Effective as of August 1, 2002, we entered into a Stock Redemption and Purchase Agreement with the Estate of Gregory S. Johnson to acquire 702,500 shares of our common stock owned by the estate for the price of $2.28 per share. The purchase price is payable over ten years in equal monthly installments of $13,333.34, $160,000 per annum. Gregory S. Johnson originally obtained his common shares when we acquired Warren E&P of which he was a 50% stockholder in September 2000. The shares being acquired are subject to a collateral escrow agreement wherein 70,250 shares will be delivered to us on each anniversary date until the purchase price is paid in full on July 31, 2012. Additionally, as part of the transaction stock options held by Mr. Johnson to acquire 400,000 shares of our common stock for a price of $4.00 per share were terminated and cancelled.

      In February, July 2004, and November 2004, we completed private placements of common stock and warrants primarily to certain institutional investors that are managed by Wellington Management Company LLP, with additional placements of these securities to five other unrelated institutional investors. The aggregate ownership of our common stock by the investors managed by Wellington Management Company resulted in Wellington Management Company’s beneficial ownership of our common stock exceeding five percent at the time of both the July 2004 and the November 2004 follow-on private placements. The investors managed by Wellington Management Company invested $30.8 million, out of a total of $41 million, and received 4,400,000 shares of our common stock, together with class A warrants to purchase 1,100,000 shares of common stock at an exercise price of $10.00 per share and class B warrants to purchase 1,100,000 shares of common stock at an exercise price of $12.50 per share. The warrants are exercisable one year from the date of grant. We also agreed to provide registration rights to these investors, which are described in “Description of Capital Stock — Registration Rights” below.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of November 30, 2004 by:

•	each person known to us to beneficially owned more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	our chief executive officer and four most highly compensated executive officers; and

•	all directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of November 30, 2004 are deemed to be outstanding and beneficially owned by the person holding such options or warrants. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 23,409,706 shares of common stock outstanding as of November 30, 2004 and 29,409,706 shares of common stock to be outstanding after the offering.

      Unless otherwise indicated, each person named in the table has sole voting power and investment power, or shares this power with his or her spouse, with respect to the shares of our common stock listed as beneficially owned by such person and has the same address as Warren. Our address is 489 Fifth Avenue, 32nd Floor, New York, NY 10017.

      The table includes all shares beneficially owned by each stockholder, which includes any shares as to which the individual has sole or shared voting power or investment power and any shares which the individual has the right to acquire within 60 days of November 30, 2004, through the exercise of any stock option or other right.

		Percent
	Shares of	Beneficially
	Common Stock	Owned Before	Percent Beneficially
Name of Beneficial Owner	Beneficially Owned	Offering	Owned After Offering

5% Stockholders:
Wellington Management Company, LLP(1)	4,400,000	18.8%	14.9%
75 State Street
Boston, MA 02109

Officers and Directors:
Norman F. Swanton(2)(3)(6)	2,766,893	11.6%	9.4%
Timothy A. Larkin(3)(6)	410,750	1.7%	1.4%
Lloyd G. Davies(3)(6)	65,000	*	*
David E. Fleming(3)(6)	88,000	*	*
Ellis G. Vickers(3)(6)	76,000	*	*
Jack B. King(3)(6)	181,804	*	*
Chet Borgida(4)	30,000	*	*
Anthony L. Coelho(4)	50,000	*	*
Dominick D’Alleva(4)	80,521	*	*
Marshall Miller(4)	774,000	3.3%	2.6%
Thomas G. Noonan(4)(5)	754,533	3.2%	2.6%
Michael R. Quinlan(4)	128,000	*	*
All directors and executive officers as a group (14 persons)	5,600,544	22.6%	19.0%

*	Less than 1% of the outstanding common stock.

(1)	These shares are deemed beneficially owned by Wellington Management Company, LLP, in its capacity as investment advisor to Spindrift Partners, L.P., Spindrift Investors (Bermuda) L.P., Placer Creek Partners, L.P., Placer Creek Investors (Bermuda) L.P. and Global Natural Resources III. Includes 1,474,400 shares held by Spindrift Partners, L.P., 1,759,700 shares held by Spindrift Investors (Bermuda) L.P., 344,900 shares held by Placer Creek Partners, L.P., 170,000 shares held by Placer Creek Investors (Bermuda) L.P., and 651,000 shares held by Global Natural Resources III. Does not include unvested (i) class A warrants to purchase 368,600 shares and 439,925 shares held by Spindrift Partners, L.P. and Spindrift Investors (Bermuda) L.P., respectively, at $10.00 per share; (ii) class B warrants to purchase 368,600 shares and 439,925 shares held by Spindrift Partners, L.P. and Spindrift Investors (Bermuda) L.P., respectively, at $12.50 per share; (iii) class A warrants to purchase 86,225 shares and 42,500 shares held by Placer Creek Partners, L.P. and Placer Creek Investors (Bermuda) L.P., respectively, at $10.00 per share; (iv) class B warrants to purchase 86,225 shares and 42,500 shares held by Placer Creek Partners, L.P. and Placer Creek Investors (Bermuda) L.P., respectively, at $12.50 per share; (v) class A warrants to purchase 162,750 shares at $10.00 per share; and (vi) class B warrants to purchase 162,750 shares at $12.50 per share held by Global Natural Resources III.

(2)	Does not include 351,000 shares of common stock owned by the Swanton Family Trust and 360,200 shares of common stock owned by the Virginia Trust of Eire, as to which Mr. Noonan and his wife are the trustees. Mrs. Noonan is Mr. Swanton’s sister, and the nieces and nephews of Mr. Swanton are the sole beneficiaries of these trusts. Does not include 53,500 shares owned by a charitable foundation or 62,840 shares owned by the Ingalls Family Trust, for which Mr. Swanton and his wife are trustees. Mr. Swanton disclaims all beneficial ownership of these shares.

(3)	Includes stock options currently exercisable as follows: 300,000 at $4.00 per share and 100,000 at $7.00 per share for Mr. Swanton; 310,750 at $4.00 per share and 50,000 at $7.00 per share for Mr. Larkin; 66,000 at $4.00 per share and 12,000 at $7.00 per share for Mr. Fleming; 66,000 at $4.00 per share and 10,000 at $7.00 per share for Mr. Vickers; 10,502 at $4.00 per share and 5,000 at $7.00 per share for Mr. King; and 45,000 at $10.00 per share and 20,000 at $7.00 per share for Mr. Davies.

(4)	Includes stock options currently exercisable at between $4.00 and $10.00 per share as follows: 30,000 for Mr. Borgida; 50,000 for Mr. Coelho; 35,000 for Mr. D’Alleva; 35,000 for Mr. Miller; 35,000 for Mr. Noonan; and 50,000 for Mr. Quinlan.

(5)	Includes 351,000 shares of common stock owned by the Swanton Family Trust and 360,200 shares of common stock owned by the Virginia Trust of Eire, as to which Mr. Noonan and his wife are the trustees. Mrs. Noonan is Mr. Swanton’s sister, and the nieces and nephews of Mr. Swanton are the sole beneficiaries of these trusts. Mr. Swanton and Mr. Noonan disclaim beneficial ownership of the shares of common stock held by the Swanton Family Trust and the Virginia Trust of Eire.

(6)	Does not include unvested stock options exercisable at $7.00 per share as follows: 100,000 for Mr. Swanton; 50,000 for Mr. Larkin; 12,000 for Mr. Fleming; 40,000 for Mr. Davies; 10,000 for Mr. Vickers; 5,000 for Mr. King; 5,000 for Mr. Borgida; 5,000 for Mr. Coelho; 5,000 for Mr. D’Alleva; 5,000 for Mr. Miller; 5,000 for Mr. Noonan; and 5,000 for Mr. Quinlan.

DESCRIPTION OF CAPITAL STOCK

      The description of our capital stock below is only a summary and is not intended to be complete. For a complete description, please read our articles of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, $.0001 par value per share. As of November 30, 2004, there were outstanding:

•	22,777,456 shares of common stock, net of 632,250 shares held in treasury;

•	6,560,809 shares of preferred stock;

•	options to purchase a total of 2,625,206 shares of common stock, of which options to purchase 2,273,331 shares were exercisable; and

•	warrants to purchase a total of 3,118,125 shares of common stock.

      There will be 29,409,706 shares of common stock outstanding after giving effect to the sale of the shares of common stock to the public in this offering assuming:

•	no exercise of the underwriters over-allotment option; and

•	no exercise of outstanding stock options.

Common Stock

      The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and have no cumulative voting rights. Each share of our common stock has identical rights and privileges in every respect. Subject to the prior rights and preferences applicable to shares of the preferred stock, the holders of shares of common stock are entitled to receive such dividends payable in cash, stock or otherwise out of funds legally available, when and if declared from time to time by the board of directors. In the event of our liquidation, dissolution or winding up, the holders of shares of the common stock will be entitled to share ratably in all assets remaining after the payment of liabilities, subject to the rights of any then outstanding preferred stock or any series thereof. The common stock has no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions in our articles of incorporation. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any preferred stock or series of preferred stock currently outstanding or that we may designate and/or issue in the future. The issued and outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

      Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the board of directors may determine the numbers of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series. The specific matters that our board of directors may determine include:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of any dividends;

•	whether any dividends shall be cumulative or non-cumulative;

•	the terms of any redemption;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•	rights and terms of any conversion or exchange; and

•	restrictions on the issuance of shares of the same series or any other series.

      Pursuant to articles supplementary filed with the State of Maryland, 6,100,000 shares of our preferred stock have been designated series A 8% cumulative convertible preferred stock and 2,100,000 shares of our preferred stock have been designated series A institutional 8% cumulative convertible preferred stock.

      All series A preferred stock has a dividend equal to 8% per annum, payable quarter-annually in arrears, and a liquidation preference of $12.00 per share. Any accrued but unpaid dividends shall be cumulative and paid upon liquidation, optional redemption or mandatory repurchase. No dividends may be paid on the common stock as long as there are any accrued and unpaid dividends on the preferred stock.

      As of September 30, 2004, there were 6,560,809 shares of our 8% convertible preferred stock, including both our series A 8% cumulative convertible preferred stock and our series A institutional 8% cumulative convertible preferred stock. The following describes the conversion rate applicable to 5,512,473 of these preferred shares:

•	At the election of the holder of our convertible preferred stock, until June 30, 2005, each share of preferred stock is convertible into one share of our common stock. Commencing July 1, 2005 and until June 30, 2006, each share of preferred stock is convertible into 0.75 shares of common stock, and commencing July 1, 2006 and thereafter, each share of preferred stock is convertible into 0.50 shares of common stock.

      With respect to the 1,048,336 shares of preferred stock that are not subject to the foregoing conversion rates, all of which consist of series A institutional 8% cumulative convertible preferred stock, the following conversion rate applies:

•	At the election of the holder, until the later to occur of June 30, 2005 and one year after the effective date with the SEC of the registration statement of which this prospectus is a part, each share of preferred stock is convertible into one share of our common stock. Thereafter, until June 30, 2006, each share of preferred stock is convertible into 0.75 shares of common stock, and commencing July 1, 2006 and thereafter, each share of preferred stock is convertible into 0.50 shares of common stock.

      The conversion rate for our convertible preferred stock is subject to adjustment in the event of:

•	the issuance of common stock as a dividend or distribution on any class of our capital stock;

•	the combination, subdivision or reclassification of the common stock; or

•	the distribution to all holders of common stock of evidences of indebtedness or assets, including securities, but excluding cash dividends or distributions paid out of surplus.

      Beginning seven years after the date of issuance, holders of the convertible preferred stock may elect to require us to redeem their preferred stock at a redemption price equal to the liquidation value of $12.00 per share, plus accrued but unpaid dividends, if any. Upon receipt of a redemption election, we, at our option, shall either:

•	pay the holder cash in an amount equal to $12.00 per convertible preferred share, subject to adjustment for stock splits, stock dividends or stock exchanges, plus accrued and unpaid dividends, to the extent that it has funds legally available for redemption, or

•	issue to the holder shares of common stock in an amount equal to 125% of the redemption price and any accrued and unpaid dividends, based on the average of the closing sale prices of our common stock for the 30 trading days immediately preceding the date of the receipt of the written redemption election by the holder, as reported by the Nasdaq Stock Market, or any exchange or electronic OTC listing service on which the shares of common stock are then traded.

      If we are not listed on an exchange or our common stock has no trading volume, the Board shall determine the fair market value of the common stock.

      If the closing sale price of our publicly traded common stock as reported by the Nasdaq Stock Market, or any exchange or electronic OTC listing service on which the shares of common stock are then traded, exceeds 133% of the conversion price then in effect for the preferred stock for at least 10 trading days during any 30-day period, we, at our option, may either:

•	redeem the preferred stock in whole or in part, at a redemption price of $12.00 per share plus accrued and unpaid dividends, or

•	convert the preferred stock, plus any accrued and unpaid dividends, into common stock at the then applicable conversion rate, based on the average closing sale prices of our common stock for the 30 trading days immediately preceding the date fixed for redemption.

      In addition, the preferred stock, plus accrued and unpaid dividends, shall be converted into common stock at the then applicable conversion rate upon the vote or written consent of the holders of 66 2/3% of the then outstanding preferred stock, voting together as a class.

Class A and B Warrants

      We issued class A warrants and class B warrants to purchase shares of our common stock in connection with our private offerings in February, July and November, 2004. The class A warrants are exercisable at $10.00 per share, and the class B warrants are exercisable at $12.50 per share. We also granted registration rights in connection with the issuance of these warrants. See “— Registration Rights”.

Registration Rights

      In February, July and November 2004, we entered into subscription and registration rights agreements with the holders of 5,875,000 shares of our common stock and 2,937,500 shares of our common stock issuable upon exercise of our class A and class B warrants. Under the terms of these agreements, commencing February 3, 2005, we are obligated to file a registration statement covering the resale of 4,312,500 these securities. Additionally, commencing 170 days after the closing of this offering, we are obligated to file a registration statement covering the resale of 4,500,000 of these securities. However, these securities will be subject to agreements with the underwriters that restrict their ability to sell or transfer their stock for 180 days from the date of this prospectus. We have agreed to use our reasonable best efforts to cause the registration statement to become effective as soon as possible after filing it with the SEC. We have also agreed to keep it effective for a period ending on the earlier of two years, until the registrable shares are eligible for sale under Rule 144(k) of the Securities Act or until distribution of all registrable shares covered by the registration statement has been completed.

      In addition, in accordance with the December 12, 2002 registration rights agreement, the holders of at least 50% of the 6,560,809 shares of our preferred stock as of September 30, 2004 have a one-time right to demand that their shares of common stock issuable upon conversion of the convertible preferred stock be registered under the Securities Act, commencing 180 days after completion of this offering. No securities other than the converted shares may be included in this registration statement without the prior written consent of a majority of the preferred holders that requested the registration statement. In addition, from the date of filing the registration statement for these shares and until its withdrawal or abandonment, or until 90 days after the effective date of the registration statement, we cannot file or cause to be effected any other registration of any of our equity securities. The registration rights agreement with the preferred holders also provides that commencing 180 days after completion of this offering, the holders of at least 50% of the preferred stock may request piggyback rights for their converted shares on a registration statements filed by us, except for demand registrations or registrations on Form S-8 for employee stock option or benefit plans or a Form S-4 for stock issued in an acquisition, subject to the right of the underwriters in an underwritten secondary offering to limit the number of shares included in the registration under some circumstances.

      In the event we decide to file a registration statement with the SEC, other than on Form S-8 or Form S-4, to register an offering of our common stock, we must give written notice to the holders of our intention as soon as reasonably practicable to include the holders’ shares of common stock issuable upon conversion of the preferred stock in such registration. If a holder wants to include his shares in the registration, he must give notice to us within 20 days of his receipt of notice, and we must then register those shares. We may reduce the number of securities each holder intends to register on a pro rata basis to the greatest amount that would not adversely affect the distribution of those securities.

      In addition, at any time after consummation of this offering, holders of shares of our common stock acquired upon exercise of class A, B, C and D warrants granted in connection with our secured and sinking fund convertible funds from 1994 through 1999 are entitled to the following:

•	not less than 121 days after this offering, holders of 51% or more of the common stock issued upon exercise of these warrants may demand that we file to register these shares, which may be reduced or eliminated from registration if their inclusion would adversely affect the marketability of our securities to be sold; and

•	holders of these shares also have conditional piggyback registration rights to participate pro rata in eligible registration statements we file, which may be reduced or eliminated from registration if their inclusion would adversely affect the marketability of our securities to be sold.

Anti-Takeover Effects of Provisions of Our Articles of Incorporation and Bylaws

      Our articles of incorporation and our bylaws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

Classified Board

      Upon completion of the offering, our articles of incorporation and bylaws will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change their composition of our board. Upon consummation of this offering, our articles of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board.

Filling Board of Directors Vacancies; Removal

      Under our articles of incorporation and bylaws, prior to completion of this offering any director may be removed with or without cause at any special meeting of the stockholders called for that purpose. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled only by a majority vote of the directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation or removal from office. Following this offering, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares entitled to vote.

Special Meetings of Stockholders

      Upon consummation of the offering, special meetings of stockholders may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the Board, either upon motion or upon written request by holders of at least 66 2/3% of the voting power of all shares entitled to vote, or by our president.

Unanimous Consent of Stockholders Required for Action by Written Consent

      Under our articles of incorporation, stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.

Issuance of Preferred Stock

      As described above, our articles of incorporation authorize the board of directors to issue preferred stock from time to time, in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of any class of preferred stock, including the outstanding shares of preferred stock, while providing flexibility for many corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

No Cumulative Voting

      The Maryland General Corporation Law provides that stockholders are not entitled to cumulative votes in the election of directors unless the articles of incorporation provide otherwise. Our articles of incorporation expressly prohibit cumulative voting.

Maryland Business Statutes

      As a Maryland corporation, we are subject to the provisions of the Maryland General Corporation Law. Maryland law imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions can occur. These provisions of Maryland law may have the effect of discouraging offers to acquire us even if the acquisition would be advantageous to our stockholders. These provisions include:

•	Unsolicited takeover provisions. Maryland law provides that the Board of Directors of a Maryland corporation is not subject to higher duties with regard to actions taken in a takeover context. These provisions may make it more difficult to effect an unsolicited takeover of a Maryland corporation. Maryland law also allows publicly held corporations with at least three independent directors to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers.

•	Business combination with interested stockholders. The Maryland Business Combination Act provides that a Maryland corporation may not engage in business combinations with an “interested stockholder” or its affiliates, for five years after the most recent date on which the interested stockholder became an interested stockholder and thereafter unless the board approved the transaction the interested stockholder became an interested stockholder, or the Maryland corporation has exempted itself from the statute in its articles of incorporation. We have elected not to exempt the company from this statute. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless:

•	the board of directors recommended the transaction, and

•	the transaction was approved by 80% of the outstanding shares of voting stock entitled to be cast and by 66 2/3% of the votes entitled to be cast by holders of voting stock other than shares owned by the interested stockholder.

•	Acquisition of control shares. The Maryland Control Share Acquisition Act provides, unless the Maryland corporation opts out of this statute, where a stockholder acquires issued and outstanding shares of a corporation’s voting stock within one of the following ranges:

•	one-tenth or more but less than one-third,

•	one-third of more but less than a majority, or

•	a majority or more,

stockholder approval of the acquisition must be obtained before the stockholder may vote the shares. The required stockholder vote is two-thirds of all votes entitled to be cast is required each time a stockholder acquires control shares in an amount sufficient to cross one of the thresholds noted above, excluding shares held by the corporation’s directors.

      A person who has made or proposes to make a control share acquisition, upon satisfaction of the conditions set forth in the statute, including an acquiring person statement and an undertaking to pay expenses for a special meeting, may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days after the demand to consider the voting rights of the acquired shares. If no request for a special meeting is made, the corporation may present the matter at a stockholders’ meeting.

      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem any or all of the control shares for fair value determined as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of those shares are considered and not approved. The corporation may not redeem shares for which voting rights have previously been approved. Fair value is determined without regard to the absence of voting rights for the control shares. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. A control share acquisition does not include any merger, consolidation or share exchange were we are a party to such transaction. Our bylaws contain a provision exempting any and all acquisitions by any person of our shares of common stock from the control share acquisition statute. Though not expected, our Board could cause us to become subject to this statute by amendment of our bylaws to eliminate the opt-out provision.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Listing

      Our common shares are expected to be listed on the Nasdaq National Market under the symbol “WRES”.

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. Upon the completion of the offering, 29,409,706 shares of common stock will be outstanding, 30,309,706 shares of common stock if the underwriters over-allotment option is exercised in full. Of those shares, 6,000,000 shares of common stock sold by us in the offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our affiliates, as defined under the Securities Act. Our affiliates include our officers, directors and major stockholders. Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act.

      In addition, 13,359,447 shares of our common stock outstanding prior to the offering will immediately be eligible for sale in the public market. An additional 4,175,259 shares held by our affiliates will immediately be eligible for sale in the public market subject to the volume and other limitations of Rule 144. Further, upon conversion by the holders of our convertible debt and preferred stock into common stock, an aggregate of 8,414,038 shares will immediately be eligible for sale in the public market and 3,341,559 shares held by our affiliates will immediately be eligible for sale subject to the volume and other limitations of Rule 144. These holders may also have rights, subject to some conditions including the consent of any underwriter, to include their shares in any registration statements that we file to register our shares under the Securities Act for ourselves or other stockholders.

      In general, under Rule 144, a person who is deemed to be our affiliate is entitled to sell within any three-month period a number of shares beneficially owned for at least one year that does not exceed the greater of 1.0% of the then outstanding shares of common stock or the average weekly trading volume of the outstanding shares of common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to requirements as to the manner of sale, notice and the availability of current public information about us. However, a person who is not deemed to be an affiliate of Warren at any time during the 90 days preceding a proposed sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, manner of sale or notice requirements.

      In accordance with the December 12, 2002 registration rights agreement, commencing 180 days after completion of this offering, holders of at least 50% of the 6,560,809 shares of our convertible preferred stock as of September 30, 2004 have a one-time right to demand that their shares of common stock issuable upon conversion of the convertible preferred stock be registered under the Securities Act. Also, commencing 180 days after completion of this offering, these holders may have the right to include their shares of common stock, subject to the consent of any underwriter, in registration statements that we may file, if any, to register shares of our common stock under the Securities Act for ourselves or other stockholders. Additionally, in accordance with subscription and registration rights agreements dated February 3, 2004 and July 10, 2004, commencing February 3, 2005, we are required to file a registration statement for 2,875,000 shares of outstanding common stock and 1,437,500 shares of common stock issuable upon exercise of our class A and class B warrants under the Securities Act. Also, commencing 170 days after the date of this offering, we are obligated to file a registration statement covering the resale of 3,000,000 shares of outstanding common stock and 1,500,000 shares of common stock issuable upon exercise of our class A and class B warrants under the Securities Act. The holders of these securities have agreed to certain restrictions on the transfer of their stock for a period of 180 days after this offering.

      We, together with each of our executive officers, directors and certain of our stockholders, who collectively, upon completion of the offering, will own an aggregate of 11,360,009 shares of common stock, have agreed not to sell, pledge, or otherwise dispose of any shares of common stock or securities convertible into or exercisable for shares of common stock for a period of 180 days following the date of this prospectus without the prior written consent of KeyBanc Capital Markets, as representative for the underwriters. Upon expiration of the lock-up agreements, these shares will become eligible for sale subject in most cases to the limitations of Rule 144 under the Securities Act.

      We have reserved an aggregate of 6,788,944 shares of common stock for issuance upon exercise of options granted or to be granted under our various stock option plans. See “Management — Employee Benefit Plans” and note E, Stockholders’ Equity, to our consolidated financial statements included elsewhere in this prospectus. We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for grant or previously granted under these plans. This registration statement is expected to be filed as soon as practicable after the consummation of the offering and will automatically become effective upon filing. Shares issued under our stock option plans after such registration statement is filed may thereafter be sold in the public market, subject, however, to the limitations imposed by Rule 144 on our affiliates, the lock-up agreements described above and any transfer or vesting restrictions imposed on options at the time of grant.

UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement by and among KeyBanc Capital Markets, a division of McDonald Investments Inc., Jefferies & Company, Inc., and Sanders Morris Harris, as representatives for the underwriters named in the agreement, and us, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the number of common shares set forth opposite its name in the table below.

Underwriter	Number of Shares

KeyBanc Capital Markets, a division of McDonald Investments Inc.
Jefferies & Company, Inc.
Sanders Morris Harris, Inc.

Total

      Under the terms of the underwriting agreement, the underwriters are committed to purchase all of these shares if any shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      The underwriting agreement provides that the underwriters’ obligations to purchase the common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

      The underwriters propose to offer our common stock directly to the public at $          per share and to certain dealers at such price less a concession not in excess of $          per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $          per share to other dealers. If all of the shares are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms.

      We intend to distribute and deliver this prospectus by hand or by mail only and not by electronic delivery. Also, we intend to use printed prospectuses only and not other forms of prospectuses.

      We have granted the underwriters an option to purchase up to                     additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter’s initial amount reflected in the above table.

      The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares.

		Total Without Opinion	Total With Option
	Per share	Exercised	Exercised

Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds (before expenses)	$	$	$

(1)	The underwriting discount is %, or $ per share.

      We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $          .

      We, our executive officers and directors and certain major stockholders have agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, hedge or otherwise dispose of any common shares or any securities convertible into or exchangeable for common stock, without the prior written consent of McDonald Investments Inc. As of                     , 2004,            shares of common stock (including shares underlying options exercisable within 60 days) were beneficially owned by our executive officers and directors and such stockholders. However, McDonald Investments Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

      Until the distribution of common shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common shares, such as bids or purchases of shares in the open market while the offering is in progress to peg, fix, or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us. The underwriters may reduce that short position by purchasing shares in the open market and/or by exercising all or part of the over-allotment option described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Neither we nor the underwriters makes any representation or prediction as to the effect the transactions described above may have on the price of the common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.

      KeyBank National Association and other affiliates of McDonald Investments Inc. have investment discretion over accounts holding which may include shares of our common stock. In addition, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other transactions with us and perform services for us in the ordinary course of their business. They have received customary fees and commissions for those transactions. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

      There is no established trading market for the share. The offering price for the shares has been determined by us and the underwriters, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the underwriters believe to be comparable to us; and

•	other factors deemed to be relevant.

LEGAL MATTERS

      The validity of the shares of common stock being offered by this prospectus and certain other legal matters in connection with this offering will be passed upon for us by Patton Boggs LLP. Attorneys at Patton Boggs LLP beneficially own 25,000 shares of our common stock, a class A warrant to purchase 6,250 shares of our common stock and a class B warrant to purchase 6,250 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Jones Day.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus and in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      Williamson Petroleum Consultants, Inc., independent petroleum consultants, estimated our reserves as of June 30, 2004 and as of December 31, 2003, 2002 and 2001 and the present value of the estimated future net revenues from those estimated reserves included in this prospectus. These estimates are included in reliance upon their reports given upon their authority as experts on the matters covered by the summary reserve report.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the SEC in connection with this offering. We also file our annual report on Form 10-K and quarterly reports on Form 10-Q, and file or furnish current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. You may also read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet site at http://www.sec.gov. We also make available our periodic reports and amendments as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Our Internet address is www.warrenresources.com.

      This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Warren Resources, Inc.

      We have audited the accompanying consolidated balance sheets of Warren Resources, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warren Resources, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note A to the consolidated financial statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities; effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets; and, effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations as required by the provisions of Statement of Financial Accounting Standards No. 143, Asset Retirement Obligations.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

February 16, 2004 (except for the
last three paragraphs of Note P,
as to which the date is November 30, 2004)

WARREN RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

ASSETS
Current Assets
Cash and cash equivalents	$24,528,999	$23,184,936
Accounts receivable — trade	2,386,180	6,895,483
Accounts receivable from affiliated partnerships	389,271	921,252
Trading securities	201,152	78,383
Restricted investments in U.S. Treasury bonds — available for sale, at fair value (amortized cost of $1,293,411 in 2003 and $683,513 in 2002)	1,402,358	810,822
Other current assets	2,031,701	2,053,248

Total current assets	30,939,661	33,944,124
Other Assets
Oil and gas properties — at cost, based on successful efforts method of accounting, net of accumulated depletion and amortization	94,949,545	48,684,362
Property and equipment — at cost, net	591,663	751,479
Restricted investments in U.S. Treasury bonds — available for sale, at fair value (amortized cost of $12,627,574 in 2003 and $7,571,860 in 2002)	13,808,777	9,058,851
Deferred bond offering costs, net of accumulated amortization of $3,684,097 in 2003 and $3,051,046 in 2002	2,756,971	3,390,022
Goodwill	3,430,246	3,430,246
Other assets	4,576,800	5,365,435
Restricted cash	—	3,637,775

	120,114,002	74,318,170

	$151,053,663	$108,262,294

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current maturities of debentures	$4,809,470	$5,466,970
Current maturities of other long-term liabilities	208,383	178,980
Accounts payable and accrued expenses	8,956,529	3,822,809
Deferred income — turnkey drilling contracts with affiliated partnerships	22,438,272	32,265,725

Total current liabilities	36,412,654	41,734,484
Long-Term Liabilities
Debentures, less current portion	43,285,230	49,202,730
Other long-term liabilities, less current portion	1,613,081	1,353,129

	44,898,311	50,555,859
Minority Interest	13,348,654	8,970,078
Stockholders’ Equity
8% convertible preferred stock — $.0001 par value; authorized, 10,000,000 shares; issued and outstanding, 6,507,729 shares in 2003 and 1,784,197 shares in 2002 (aggregate liquidation preference $78,092,748 in 2003 and $21,410,364 in 2002)	76,334,024	20,955,838
Common stock — $.0001 par value; authorized, 100,000,000 shares; issued, 17,349,070 shares in 2003 and 17,581,996 shares in 2002	1,735	1,758
Additional paid-in capital	47,739,159	52,424,147
Accumulated deficit	(67,729,178)	(66,529,795)
Accumulated other comprehensive income, net of applicable income taxes of $517,000 in 2003 and $646,000 in 2002	776,359	971,508

	57,122,099	7,823,456
Less common stock in Treasury — at cost; 632,250 shares in 2003 and 707,691 shares in 2002	728,055	821,583

	56,394,044	7,001,873

	$151,053,663	$108,262,294

The accompanying notes are an integral part of these statements.

WARREN RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2002	2001

Revenues
Turnkey contracts with affiliated partnerships	$11,300,646	$5,841,110	$30,102,946
Oil and gas sales from marketing activities	5,620,522	11,272,398	14,866,954
Well services, 81%, 79% and 12% with affiliated partnerships, respectively	1,167,564	1,895,453	5,574,335
Oil and gas sales	5,717,814	592,528	948,270
Net gain (loss) on investments	21,761	464,185	(10,337)
Interest and other income	1,340,059	5,257,842	1,977,082
Gain on sale of unproved oil and gas properties	494,497	4,286,774	—

	25,662,863	29,610,290	53,459,250
Expenses
Turnkey contracts	7,284,653	4,965,426	25,953,340
Cost of marketed oil and gas purchased from affiliated partnerships	5,500,426	11,121,522	15,298,842
Well services	662,128	838,878	3,519,085
Production and exploration	3,811,595	1,325,764	567,756
Depreciation, depletion, amortization and impairment	3,249,860	9,930,162	14,462,119
General and administrative	4,496,034	6,277,792	5,484,773
Interest	1,528,069	6,312,631	5,776,234
Contingent repurchase obligation	—	(3,064,661)	3,318,993

	26,532,765	37,707,514	74,381,142

Loss before provision for income taxes	(869,902)	(8,097,224)	(20,921,892)
Deferred income tax expense (benefit)	129,000	(471,000)	151,700

Net loss before minority interest and change in accounting principle	(998,902)	(7,626,224)	(21,073,592)
Minority interest	(112,263)	—	—

Net loss before change in accounting principle	(1,111,165)	(7,626,224)	(21,073,592)
Cumulative effect of change in accounting principle	(88,218)	—	—

Net loss	(1,199,383)	(7,626,224)	(21,073,592)
Less dividends and accretion on preferred shares	4,561,543	16,206	—

Net loss applicable to common stockholders	$(5,760,926)	$(7,642,430)	$(21,073,592)

Basic and diluted loss per common share	$(0.34)	$(0.44)	$(1.20)
Weighted average common shares outstanding	16,827,857	17,339,869	17,532,882

The accompanying notes are an integral part of these statements.

WARREN RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
Years ended December 31, 2003, 2002 and 2001

							Accumulated		Total
	Preferred Stock		Common Stock		Additional		Other		Stockholders’
					Paid-in	Accumulated	Comprehensive	Treasury	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Stock	(Deficit)

Balance at January 1, 2001	—	$—	17,528,261	$17,528	$52,187,679	$(37,829,979)	$500,360	$—	$14,875,588
Conversion to common stock from convertible debentures	—	—	9,318	10	9,990	—	—	—	10,000
Purchase of treasury stock	—	—	—	—	—	—	—	(10,010)	(10,010)
Comprehensive loss
Net loss	—	—	—	—	—	(21,073,592)	—	—	(21,073,592)
Other comprehensive loss
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(1,449,930)	—	(1,449,930)
Reclassification adjustment for derivative losses	—	—	—	—	—	—	1,449,930	—	1,449,930
Net change in unrealized gain on investment securities available for sale, net of applicable income taxes	—	—	—	—	—	—	(236,100)	—	(236,100)

Total comprehensive loss									(21,309,692)

Balance at December 31, 2001	—	—	17,537,579	17,538	52,197,669	(58,903,571)	264,260	(10,010)	(6,434,114)
Change in par value of common stock	—	—	—	(15,784)	15,784	—	—	—	—
Dividends declared on preferred stock	—	—	—	—	(16,206)	—	—	—	(16,206)
Shares issued for services	—	—	23,695	2	86,902	—	—	—	86,904
Conversion to common stock from convertible debt	—	—	20,722	2	139,998	—	—	—	140,000
Issuance of preferred stock, net of offering costs of $454,740	1,784,197	20,955,838	—	—	—	—	—	—	20,955,838
Purchase of treasury stock	—	—	—	—	—	—	—	(811,573)	(811,573)
Comprehensive loss
Net loss	—	—	—	—	—	(7,626,224)	—	—	(7,626,224)
Other comprehensive loss
Net change in unrealized gain on investment securities available for sale, net of applicable income taxes	—	—	—	—	—	—	707,248	—	707,248

Total comprehensive loss									(6,918,976)

Balance at December 31, 2002	1,784,197	20,955,838	17,581,996	1,758	52,424,147	(66,529,795)	971,508	(821,583)	7,001,873
Retirement of common stock	—	—	(232,926)	(23)	(123,445)	—	—	93,528	(29,940)
Dividends declared on preferred stock	—	—	—	—	(4,272,297)	—	—	—	(4,272,297)
Issuance of preferred stock, net of offering costs of $1,593,990	4,723,532	55,088,940	—	—	—	—	—	—	55,088,940
Accretion of preferred stock to redemption value	—	289,246	—	—	(289,246)	—	—	—	—
Comprehensive loss
Net loss	—	—	—	—	—	(1,199,383)	—	—	(1,199,383)
Other comprehensive loss
Net change in unrealized gain on investment securities available for sale, net of applicable income taxes	—	—	—	—	—	—	(195,149)	—	(195,149)

Total comprehensive loss									(1,394,532)

Balance at December 31, 2003	6,507,729	$76,334,024	17,349,070	$1,735	$47,739,159	$(67,729,178)	$776,359	$(728,055)	$56,394,044

The accompanying notes are an integral part of these statements.

WARREN RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net loss	$(1,199,383)	$(7,626,224)	$(21,073,592)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Accretion of discount on available for sale debt securities	(563,495)	(514,818)	(473,080)
Amortization and write-off of deferred bond offering costs	633,051	515,886	442,130
Gain on sale of U.S. Treasury bonds-available for sale	(132,827)	(28,104)	(21,019)
Depreciation, depletion, amortization and impairment	3,249,860	9,930,162	14,462,119
Accretion of asset retirement obligation	62,452	—	—
Cumulative effect of accounting change	88,218	—	—
Gain on sale of oil and gas properties	(494,497)	(4,286,774)	—
Common stock issued for services	—	86,904	—
Non-cash compensation	—	200,000	—
Deferred tax expense (benefit)	129,000	(471,000)	151,700
Change in assets and liabilities:
(Increase) decrease in trading securities	(122,769)	127,606	235,527
(Increase) decrease in accounts receivable-trade	4,509,303	(902,157)	275,723
(Increase) decrease in accounts receivable from affiliated partnerships	531,981	(119,591)	(21,740)
Decrease in other assets	810,183	2,886,299	862,956
Increase (decrease) in accounts payable and accrued expenses	3,633,658	(2,704,532)	(1,251,636)
Decrease in deferred income from affiliated partnerships	(5,223,496)	(677,861)	(12,619,695)
Increase (decrease) in contingent repurchase obligation to affiliated partnerships	—	(3,064,661)	3,318,993
Increase (decrease) in other long-term liabilities	(633,611)	548,200	—

Net cash provided by (used in) operating activities	5,277,628	(6,100,665)	(15,711,614)
Cash flows from investing activities:
Purchases of U.S. Treasury bonds-available for sale	(5,692,731)	(14,906)	(1,264,058)
Purchases of oil and gas properties	(12,699,505)	(4,699,453)	(16,944,421)
Purchases of property and equipment	(40,043)	(50,592)	(189,666)
Proceeds from the sale of oil and gas properties, net of selling fees	494,497	12,874,512	—
Proceeds from the sale of property and equipment	52,353	—	—
Proceeds from U.S. Treasury bonds-available for sale	723,442	845,081	763,353
Decrease (increase) in restricted cash	3,637,775	(3,637,775)	—

Net cash provided by (used in) investing activities	(13,524,212)	5,316,867	(17,634,792)
Cash flows from financing activities:
Payments on long-term debt	(1,911,336)	(2,813,965)	(1,876,645)
Deferred offering costs	—	—	(812,886)
Issuance of preferred stock, net	14,304,156	3,861,718	—
Dividends paid on preferred stock	(2,772,233)	—	—
Purchase of treasury stock	(29,940)	(2,624)	(10,010)

Net cash provided by (used in) financing activities	9,590,647	1,045,129	(2,699,541)

Net increase (decrease) in cash and cash equivalents	1,344,063	261,331	(36,045,947)
Cash and cash equivalents at beginning of year	23,184,936	22,923,605	58,969,552

Cash and cash equivalents at end of year	$24,528,999	$23,184,936	$22,923,605

The accompanying notes are an integral part of these statements.

WARREN RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,

	2003	2002	2001

Supplemental disclosure of cash flow information
Cash paid for interest, net of amount capitalized	$895,018	$5,770,006	$5,275,100
Cash paid for income taxes	$—	$—	$—

Noncash investing and financing activities:
Conversion to common stock from convertible debt	$—	$140,000	$10,000
Exchange of 2007 Sinking Fund Bond for preferred stock	3,858,392	978,600	—
Exchange of 2017 Sinking Fund Bond for preferred stock	864,160	—	—
Accounts receivable consisting of service credits relating to the sale of Pinnacle	—	450,000	—
Other assets consisting of deferred payments relating to the conveyance of oil and gas property	—	5,818,183	—
Purchase of treasury stock of $808,949 and incurrence of noncash compensation of $200,000 through the issuance of a noninterest-bearing note (Note D)	—	1,008,949	—
Accrued preferred stock dividend	1,500,064	16,206	—
Preferred stock issued to minority interest (see Note J)	3,782,664	—	—
Preferred stock issued to acquire property, net of deferred income of $4,604,000 (see Note I)	7,972,000	—	—
During 2003, the Company acquired affiliated L.L.C. interests in exchange for 1,956,850 shares of preferred stock (Note J). In conjunction with the acquisition, assets were acquired and liabilities were assumed as follows:

Estimated fair value of assets acquired	$28,346,462
Liabilities assumed	8,646,926

Estimated fair value of preferred stock	$19,699,536

During 2003, the Company recorded the cumulative effect of SFAS 143 for asset retirement obligations, as follows:
Increase to oil and gas properties	$557,465
Increase of asset retirement obligation	645,683

Cumulative effect of accounting change	$88,218

During 2002, the Company acquired affiliated L.L.C. interests in exchange for 1,342,960 shares of preferred stock (Note J). In conjunction with the acquisition, assets were acquired and liabilities were assumed as follows:

Estimated fair value of assets acquired		$25,256,708
Liabilities assumed		9,141,188

Estimated fair value of preferred stock		$16,115,520

The accompanying notes are an integral part of these statements.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Organization and Accounting Policies

      Nature of Operations: Warren Resources, Inc. (the “Company”) was formed as a New York corporation on June 12, 1990 for the purpose of acquiring and developing oil and gas properties. On September 5, 2002, the Company changed its State of Incorporation to Delaware. As a result, all shares of the Company’s stock were converted into shares of the Delaware corporation and the par value of stock was changed from $0.001 to $0.0001 per share. Primarily, the Company’s oil and gas properties are located in Wyoming, California, New Mexico, North Dakota and Texas. In addition, the Company serves as the managing general partner (the “MGP”) to affiliated partnerships and joint ventures. Also, the Company, through its wholly owned subsidiaries, provides turnkey contract drilling services to affiliated partnerships and joint ventures, well services including engineering, maintenance, operations and gas marketing and transportation services.

      Management Plans: The Company has incurred a net loss of approximately $1.2 million during 2003 and at December 31, 2003, current liabilities exceeded current assets by approximately $5.5 million. The Company had equity of approximately $56.4 million at December 31, 2003.

      In order to improve operations and liquidity and meet its cash flow needs, the Company has or intends to do the following:

•	Raise additional capital through the sale of either preferred or common stock (see Note P — Subsequent Events).

•	Obtain a credit facility based in part on the value of our proved reserves.

•	Generate gross profit from turnkey drilling contracts equal to approximately 25% of the total amount of total turnkey price and satisfy the drilling obligations relating to the contracts.

•	Use $2.0 million of deferred drilling credits from Anadarko Petroleum Corporation to develop our acreage in the Washakie Basin, Wyoming.

      As a result of these plans, management believes that it will generate sufficient cash flows to meet its current obligations in 2004.

      Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Warren Development Corp., Warren Drilling Corp., Warren Management Corp., Warren E&P, Inc. (formerly known as Petroleum Development Corp), CJS Pinnacle Petroleum Services, LLC (“Pinnacle”) which was sold on February 14, 2002 and certain partnerships where the Company has majority control (Note J). All significant intercompany accounts and transactions have been eliminated in consolidation.

      The Company conducts the majority of its oil and gas operations through joint ventures and partnerships. The Company enters into joint venture agreements with limited partnerships whereby the Company assigns a 75% (before payout) working interest in an oil and gas lease to a limited partnership while retaining a 25% (before payout) working interest. This ownership interest is an undivided interest in the mineral rights and each owner is responsible for its designated well expenditures. In exchange for the 75% working interest, the limited partners pay intangible drilling costs and, if a well is successful, the Company pays completion costs, including lease and well equipment. The Company has a 25% interest in the joint venture before payout and receives an additional reversionary 15% interest once payout occurs. The Company also has a 10% interest in the partnership revenue and expenses which increases to 25% once payout occurs. Payout is achieved when the limited partners in a particular partnership receive distributions equal to 100% of their original investment. Distributions received by the participants are determined by the revenues generated from the wells in each of the various partnerships less any applicable lease operating expenses. Therefore, once payout is achieved, the Company has a total interest

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of 55% in the net revenue generated from all wells assigned to a particular partnership. The Company has subordinated substantially all its general partner and joint venture rights to production for 1998 and earlier partnerships until payout and its general partner’s interest in 1999 and later partnerships until payout. The Company proportionately consolidates its share of the costs incurred on undivided working interest of affiliated partnerships and joint ventures in which the Company does not have majority control. The Company primarily incurs lease acquisition costs and completion costs, including lease and well equipment, on wells developed in these partnerships and joint ventures. All significant intercompany accounts and transactions have been eliminated.

      Oil and Gas Properties: The Company uses the successful efforts method of accounting for oil and gas properties. Under this methodology, costs incurred to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized.

      Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed.

      Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company’s experience of successful drilling, terms of leases and historical lease expirations.

      Capitalized costs of producing oil and gas properties are depleted by the units-of-production method on a field-by-field basis. Lease costs are depleted using total proved reserves while lease equipment and intangible development costs are depleted using proved developed reserves. The Company’s proved properties are evaluated on a field-by-field basis for impairment. An impairment loss is indicated whenever net capitalized costs exceed expected future net cash flow based on engineering estimates. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying value of the properties exceeds the estimated fair value (based on discounted cash flow).

      On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depletion and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depletion and amortization with a resulting gain or loss recognized in earnings.

      On the sale of an entire interest in an unproved property, a gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

      Investment in CJS Pinnacle Petroleum Services, LLC: Pinnacle, a drilling services company, was formed in 1997 and at that time the Company obtained a 25% interest through its initial capital contribution of $500 and a 9% loan to Pinnacle of $1,800,000. The Company accounted for its 25% investment using the equity method. On January 1, 1999, the Company acquired an additional 50% interest in Pinnacle by the assumption of liabilities of approximately $2,267,000. Effective September 1, 2000, with the acquisition of Warren E&P, Inc., Pinnacle became a 100% owned subsidiary. On February 14, 2002, the Company completed the sale of substantially all of the assets of Pinnacle (Note C).

      Revenue Recognition: Affiliated partnerships enter into agreements with the Company to drill wells to completion for a fixed price. The Company, in turn, enters into drilling contracts primarily with unrelated parties to drill wells on a day work basis. Therefore, if problems are encountered on a well, the cost of that well will increase and gross profit will decrease and could result in a loss on the well. The

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company recognizes revenue from the turnkey drilling agreements on a proportional performance method as services are performed. When estimates of revenues and expenses indicate a loss, the total estimated loss is accrued. Oil and gas sales result from undivided interests held by the Company in various oil and gas properties. Sales of natural gas and oil produced are recognized when delivered to or picked up by the purchaser. Oil and gas sales from marketing activities result from sales by the Company of oil and gas produced by affiliated joint ventures and partnerships and are recognized when delivered to purchasers.

      Cash and Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At December 31, 2003 and 2002, the Company had approximately 99% and 97%, respectively, of its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. Restricted cash must be used to purchase zero coupon U.S. Treasury bonds to secure repayment of the outstanding debentures (Note G).

      Accounts Receivable: Accounts receivable include amounts due from affiliated partnerships and joint ventures for advances and expenditures made by the Company on behalf of such entities, as well as trade receivables. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable under joint operating agreements generally have a right of offset against future oil and gas revenues if a producing well is completed. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts when the Company believes collection is doubtful. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off specific accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

      The Company grants credit to purchasers of oil and gas and owners of managed properties, substantially all of whom are located in California and Wyoming.

      Investments: The Company classifies its debt and equity securities into two categories: trading securities and available for sale securities. Trading securities, classified as current assets, are recorded at fair value with net unrealized gains or losses included in the determination of net earnings. Available for sale securities are measured at fair value and are classified as current or noncurrent in proportion to the debt that is being collateralized. Net unrealized gains and losses are excluded from net earnings and reported as other comprehensive income (loss). Realized gains and losses are determined on the basis of specific identification of the securities.

      Offering Costs: Costs incurred in connection with the issuance of long-term debt are capitalized and amortized over the term of the related debt using the effective interest rate method. Costs associated with the issuance of preferred stock are reflected as a reduction of proceeds and the discount is accreted to the liquidation value over seven years from the date of issuance.

      Contingent Repurchase Obligation: A contingent repurchase obligation is recognized when the present value of the Company’s potential future obligation to affiliated partnerships under repurchase agreements (Note G) is greater than their estimated future net revenues from oil and gas properties, as determined by independent petroleum engineers.

      Income Taxes: Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory rates applicable to the period in which the differences are expected to affect

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

taxable income. Valuation allowances are established when, in management’s opinion, it is more likely than not that a portion or all of the deferred tax assets will not be realized.

      Use of Estimates: In preparing financial statements, accounting principles generally accepted in the United States of America require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Gas Imbalances: The Company follows the sales method of accounting for gas imbalances. A liability is recorded when the Company’s excess takes of natural gas volumes exceed its estimated remaining recoverable reserves.

      No receivables are recorded for those wells where the Company has taken less than its ownership share of gas production. The Company has no significant gas imbalances.

      Capitalized Interest: Interest of approximately $5,700,000, $1,400,000 and $2,300,000 was capitalized during the years ended December 31, 2003, 2002 and 2001, respectively, relating to California and Wyoming properties on which exploration activities were in progress during 2003, 2002 and 2001. Approximately $1,933,000 of interest previously capitalized was charged against the proceeds of the conveyance of certain of these unproved properties in 2002 (Note C).

      Hedging Activities: The Company accounted for its hedging instruments using the fair value method of SFAS 133 as amended. For instruments qualifying and designated as hedges, the increase and decrease in fair value net of related deferred income taxes is reported in equity. Gains and losses from the Company’s price risk management activities are recognized in gas revenues when the associated sale occurs and the resulting cash flows are reported as cash flows from operating activities. Gains and losses on hedging contracts that are closed before the hedged production occurs are deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and gas reference prices under a hedging instrument and actual oil and gas prices, a gain or loss is recognized currently to the extent the hedging instrument has not offset changes in actual oil and gas prices. For the year ended December 31, 2001, the Company hedged approximately 3,000 dekatherms of natural gas per day for the months April 2000 through March 2001 based on the Inside FERC Index price and fixed floor and ceiling prices of $2.50 and $3.55, respectively. For the year ended December 31, 2001, the Company incurred losses on its hedging contracts of approximately $509,000, which are reflected as a reduction of gas sales from marketing activities.

      The Company adopted the provisions under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, in the first quarter of its year ended December 31, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net-of-tax-cumulative-effect-type adjustment of approximately $1,450,000 in accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash flow hedging financial instruments. The Company’s hedging agreements expired in March 2001.

      Accounting for Long-Lived Assets: The Company reviews property and equipment for impairment whenever indicators of impairment are present to determine if the carrying amounts exceed the estimated future net cash flows to be realized. Impairment losses are recognized based on the estimated fair value of the asset.

      Stock Based Compensation: The Company has a stock-based employee plan, which is described more fully in Note E to the financial statements. The Company accounts for stock based employee awards using the intrinsic value method for its employee option plans in which compensation is recognized only

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

when the fair value of the underlying stock exceeds the exercise price of the option at the date of grant. The exercise price of all options equaled or exceeded market price of the stock at the date of grant. Accordingly, no compensation cost has been recognized for the options issued. Had compensation cost been determined based on the fair value of the options at the grant dates, the Company’s net loss would have been adjusted to the pro forma amounts for the years ended as indicated below. Stock based awards to nonemployees are accounted for under the fair value method of accounting.

	2003	2002	2001

Net loss — As reported	$(5,760,926)	$(7,642,430)	$(21,073,592)
Net loss — Pro forma	(7,908,384)	(8,052,112)	(21,360,468)
Pro forma — Basic and diluted loss per common share	$(0.47)	$(0.46)	$(1.22)

      The fair value of each grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: no expected dividends, expected volatility of 31%, 33% and 28%, risk-free interest rate of 3.25%, 3.22% and 3.64% and expected lives of five years for incentive options issued in 2003, 2002 and 2001, respectively. The volatility assumptions were developed using a peer group of similar energy companies. The weighted average fair value of the options issued in 2003, 2002 and 2001 was $1.57, $0.06 and $0.73, respectively.

      The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The existing models do not necessarily provide a reliable single measure of the fair value of its employee options because the Company’s employee options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion.

      Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three through 10 years. Major classes of property and equipment consisted of the following at December 31:

	2003	2002

Equipment	$1,004,891	$1,047,989
Automobiles and trucks	30,433	33,086
Furniture and fixtures	145,260	148,730
Land and buildings	119,736	137,625
Office equipment	99,090	94,868

	1,399,410	1,462,298
Less accumulated depreciation, depletion, amortization and impairment	807,747	710,819

	$591,663	$751,479

      Earnings (Loss) Per Common Share: Basic earnings (loss) per common share is computed by dividing the net earnings (loss) applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is based on the assumption that stock options and warrants are converted into common shares using the treasury stock method and convertible bonds and debentures are converted using the if-converted method. Conversion or exercise is not assumed if the results are antidilutive.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Potential common shares relating to options, preferred stock and convertible bonds and debentures excluded from the computations of diluted earnings (loss) per share because they are antidilutive are as follows:

	Year Ended December 31

	2003	2002	2001

Employee stock options	2,241,012	1,514,459	1,770,000
Convertible bonds and debentures	5,387,820	5,768,903	6,216,022
Preferred stock	6,507,729	1,784,197	—

      Preferred stock is convertible from the date of issuance until redemption at 100% of the redemption price amount into common stock of the Company at a conversion rate between 1 to 1 and 1 to .5 (Note E).

      The Convertible Bonds and Debentures may be converted from the date of issuance until maturity at 100% of principal amount into common stock of the Company at prices ranging from approximately $5.00 to $50.00 (Note D).

      Goodwill: During 2001, goodwill was amortized using the straight-line method over a 15-year life. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002 and as such, has not subsequently recorded any amortization of goodwill. Under the new rules, the Company only adjusts the carrying amount of goodwill or indefinite life intangible assets upon an impairment.

      The Company retained CBIZ Valuation Group, Inc. to assist management in their development of the fair value analysis in conducting the testing for impairment of its goodwill, all of which arose in its acquisition of Warren E&P, which provides turnkey operations and well services. The results of the analysis indicated that no impairment of goodwill had occurred. The Company has set the beginning of the second quarter (April) as the annual period for goodwill impairment testing. The results will be reported no later than June 30 of each year.

      The following reconciles reported net loss and related per share amounts to amounts that would have been presented exclusive of amortization expense recognized for goodwill that is no longer being amortized:

	Year Ended December 31,

	2003	2002	2001

Report net loss	$(5,760,926)	$7,642,430)	$(21,073,592)
Goodwill amortization	—	—	269,572

Adjusted net loss	$(5,760,926)	$(7,642,430)	$(20,804,020)

Net loss per share — basic and diluted
Reported net loss	$(0.34)	$(0.44)	$(1.20)
Goodwill amortization	—	—	0.01

Adjusted net loss	$(0.34)	$(0.44)	$(1.19)

     Recent Accounting Pronouncements

      In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investors do not have the characteristics of a controlling financial interest (“variable interest entities”). Variable interest entities within the scope of FIN 46 are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Company has determined that the partnerships created after 1998 do not qualify as variable interest entities.

      As a result of the recapitalizations (see Note J) the Company has consolidated certain drilling partnerships in which it has majority control and contained certain repurchase agreements (see Note G).

      In June 2001, the Financial Accounting Standard Board issued SFAS No. 143, Accounting for Asset Retirement Obligations, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS No. 143 on January 1, 2003 and recorded a net asset of $557,000, a related liability of $645,000 (using a 10% discount rate) and a cumulative effect on change in accounting principle on prior years of $88,000. As of December 31, 2002, the Company had an allowance for asset retirement obligations of $434,000, relating to certain nonproducing wells. The new standard had no material impact on income before the cumulative effect of adoption in the first quarter of 2003, nor would it have had a material impact on the quarterly results for 2002 assuming an adoption of this accounting standard on a proforma basis. During 2003, the asset retirement liability was increased by approximately $62,000, as a result of accretion and recorded as interest expense. During 2003, the Company also sold certain non-strategic oil and gas properties deemed not commercially productive which resulted in a decrease to the asset retirement liability of approximately $245,000. The Company has treasury bills held in escrow with a fair market value of $2,721,000 that are legally restricted for potential plugging and abandonment liability in the Wilmington field.

Note B — Investments

      The amortized cost, unrealized gains and estimated fair values of the Company’s available-for-sale securities held are summarized as follows:

	December 31,

	2003	2002

U.S. Treasury Bonds, stripped of interest, maturing 2007 through 2023, aggregate par value of $23,414,000 and $17,780,000, respectively
Amortized cost	$13,920,985	$8,255,373
Gross unrealized gains	1,290,150	1,614,300

Estimated fair value	$15,211,135	$9,869,673

      During 2003, 2002 and 2001, the Company recognized approximately $(87,000), $461,000 and $(3,100), respectively, of unrealized gains (losses) on its trading securities and $109,000, $28,000 and $21,000, respectively, of realized gains from its investments in trading and available-for-sale securities. During 2003, 2002 and 2001, the Company recognized realized gains of approximately $109,000, $28,000 and $21,000, respectively, resulting from the release of such securities due to cash distributions to investors of affiliated partnerships made from proceeds from sales of oil and gas and the release of the Company’s obligation related to collateralizing its commitment under certain repurchase agreements (Note G).

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The amortized cost and estimated fair values of available-for-sale securities, by contractual maturity, at December 31, 2003 are shown below.

	Amortized	Estimated Fair
	Cost	Value

Due after one year through five years	$3,092,367	$3,098,169
Due after five years through ten years	6,079,662	6,698,081
Due after ten years	4,748,956	5,414,885

Total	$13,920,985	$15,211,135

Note C — Sale of Assets

Pinnacle Assets

      During 2001, the Company initiated a plan to dispose of substantially all assets of Pinnacle which was completed on February 14, 2002, for a purchase price of $4.2 million to Basic Energy Services, Inc. (“Basic Energy”). Pinnacle’s operations comprised a portion of the Company’s well service business. Under the purchase agreement dated December 31, 2001, Basic Energy paid the Company $3.7 million in cash at the closing and $500,000 in contract drilling services credits issued by Basic Energy, which may be utilized by the Company over a three-year period with a maximum of $25,000 in any month. Additionally, the Company entered into a non-compete agreement with Basic Energy.

      In connection with the plan of disposal, the Company determined that the carrying value of Pinnacle’s assets exceeded their fair values. Accordingly, an impairment expense of approximately $825,000, which is included as part of depreciation, depletion and amortization, and represents the excess of the carrying value of $4,568,198 over the fair value of $3,742,941, has been charged to operations in 2001. The fair value is based on the net selling price of the completed transaction. The components of the carrying value and fair value are as follows:

	Carrying Value	Fair Value

Goodwill	$223,042	$—
Property and equipment	4,345,156	3,742,941

	$4,568,198	$3,742,941

     Kirby Decker Acreage

      During June 2002, the Company initiated a plan to dispose of its unproved Kirby Decker acreage, which was completed in August 2002. The Company sold all of its 24,133 gross (22,075 net) acres, which was located in Bighorn County, Montana for proceeds of approximately $895,000. In connection with the disposal, the Company determined that the carrying value of this property exceeded its fair value. Accordingly, an impairment expense of approximately $1,100,000, was included as part of depreciation, depletion, amortization and impairment expense for the year ended December 31, 2002. The fair value was based on the estimated selling price of the property.

     Atlantic Rim Project

      The Company signed a property exchange and development agreement with Anadarko E&P Company LP (“Anadarko”), a wholly owned subsidiary of Anadarko Petroleum Corporation, on December 13, 2002. As a result of these transactions, the Company effectively sold a partial interest in unproved properties and recognized a gain of approximately $4,300,000 after recovery of its unproved property costs.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pursuant to the exchange agreement, the Company conveyed to Anadarko its interest in certain coalbed methane properties of approximately 86,000 net acres within a defined area of mutual interest (“AMI”) located in the Washakie Basin, Carbon County, Wyoming. Anadarko conveyed to the Company its interest in certain acreage in the AMI with each party owning a 50% interest in approximately 141,000 net acres in the AMI.

      The Company received $12,000,000 in cash and a deferred payment commitment of $6,000,000 for the three (3) year period commencing August 1, 2002 and a reimbursement of prior drilling expenses of approximately $2,200,000. Anadarko will pay for the Company’s proportionate share of the AMI costs, as defined, associated with exploration and development of oil and gas properties for up to $2,000,000 for each of the three years until Anadarko has paid $2,000,000 for each such twelve-month period. Subject to mutually agreed upon force majeure events, on each August 1, Anadarko will pay the Company the difference, if any, between $2,000,000 and the amount of costs and expenses actually paid by Anadarko during the preceding year. At December 31, 2003, the Company had $2,000,000 in deferred credits remaining, which are expected to be utilized in 2004.

Note D — Long-Term Debt

	At December 31,

	2003	2002

Sinking Fund Debentures, due December 31, 2007, bearing interest at 12%, due in monthly payments. Annual Sinking Fund payments, based on 20% of total outstanding principal, commencing on December 31, 2002. As of December 31, 2003 and 2002, principal collateralized by $3,206,000 and $0, respectively, principal amount of zero coupon U.S. Treasury Bonds due November 15, 2007	$9,616,000	$14,376,000
Secured Convertible Debentures, due December 31, 2009, bearing interest at 12%, due in monthly payments. As of December 31, 2003 and 2002, principal collateralized by $790,000 and $790,000, respectively, principal amount of zero coupon U.S. Treasury Bonds due November 15, 2009	790,000	790,000
Secured Convertible Bonds, due December 31, 2010, bearing interest at 12%, due in monthly payments. As of December 31, 2003 and 2002, principal collateralized by $1,705,000 and $1,715,000, respectively, principal amount of zero coupon U.S. Treasury Bonds due November 15, 2010	1,705,000	1,715,000
Sinking Fund Convertible Debentures, due December 31, 2010, bearing interest at 13.02%, due in monthly payments. Annual Sinking Fund payments, based on 8.33% of total outstanding principal, commenced on December 31, 1999. As of December 31, 2003 and 2002, principal collateralized by $6,107,000 and $3,774,000, respectively, principal amount of zero coupon U.S. Treasury Bonds due November 15, 2010	14,655,200	14,780,200
Sinking Fund Convertible Debentures, due December 31, 2015, bearing interest at 13.02%, due in monthly payments. Annual Sinking Fund payments, based on 5.88% of total outstanding principal, commenced on December 31, 1999. As of December 31, 2003 and 2002, principal collateralized by $3,469,000 and $2,248,000, respectively, principal amount of zero coupon U.S. Treasury Bonds due November 15, 2015	11,792,500	12,137,500
Secured Convertible Bonds, due December 31, 2016, bearing interest at 12%, due in monthly payments. As of December 31, 2003 and 2002, principal collateralized by $1,365,000 and $1,460,000, respectively, principal amount of zero coupon U.S. Treasury Bonds due November 15, 2016	1,365,000	1,460,000

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31,

	2003	2002

Sinking Fund Convertible Debentures, due December 31, 2017, bearing interest at 12%, due in monthly payments. Annual Sinking Fund payments, based on 5.56% of total outstanding principal, commenced on December 31, 1999. As of December 31, 2003 and 2002, principal collateralized by $1,223,000 and $802,000, respectively, principal amount of zero coupon U.S. Treasury Bonds due November 15, 2017	5,500,000	6,590,000
Secured Convertible Bonds, due December 31, 2020, bearing interest at 12%, due in monthly payments. As of December 31, 2003 and 2002, principal collateralized by $1,485,000 and $1,635,000, respectively, principal amount of zero coupon U.S. Treasury Bonds due November 15, 2020	1,485,000	1,635,000
Secured Convertible Bonds, due December 31, 2022, bearing interest at 12%, due in monthly payments. As of December 31, 2003 and 2002, principal collateralized by $1,186,000 and $1,186,000 respectively, principal amount of zero coupon U.S. Treasury Bonds due November 15, 2022	1,186,000	1,186,000

	48,094,700	54,669,700
Less current maturities	4,809,470	5,466,970

Long-term portion	$43,285,230	$49,202,730

Other long-term liabilities consists of the following at December 31:
Other miscellaneous long-term debt, consisting of debt collateralized by treasury stock and asset retirement obligations	$1,821,464	$1,532,109
Less current maturities	208,383	178,980

Long-term portion	$1,613,081	$1,353,129

      During 2002, the Company entered into an agreement to purchase 702,500 shares of common stock from a stockholder through the issuance of a non-interest bearing note. The Company discounted the non-interest bearing note at 10% and the outstanding balance at December 31, 2002 and 2003 was approximately $984,000 and $925,000, respectively, net of discount of approximately $549,000 and $462,000, respectively, which is included in other long-term liabilities. The note requires monthly payments of $13,333 until August of 2012 and is collateralized by treasury stock. In the event of default as defined by the agreement, the only remedy available to the stockholder is the issuance of the common stock.

      During 2003 and 2002, the Company exchanged preferred stock for 2007 debentures with an outstanding principal of $3,858,000 and $979,000, respectively. Also, during 2003, the Company exchanged preferred stock for 2017 debentures with an outstanding principal of $864,000. The estimated fair value of the preferred stock, which was based on sales to third-party accredited investors, equaled the carrying value of the debenture. As such, no gain or loss was recognized for the exchange.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The convertible bonds and debentures may be converted from the date of issuance until maturity at 100% of principal amount into common stock of the Company at prices which generally increase over the term of the bonds and debentures and range from approximately $5.00 to $50.00. Conversion of debt would increase the number of shares outstanding at December 31 as follows:

		Outstanding	Per Share	Common
		Principal	Conversion	Shares
2003	Maturity Date	Amount	Price	If Converted

Sinking Fund 12% Bond	December 31, 2007	$9,616,000	—	—
Secured Convertible 12% Bond	December 31, 2009	790,000	$8.00	98,750
Secured Convertible 12% Bond	December 31, 2010	1,705,000	8.00	213,125
Sinking Fund 13.02% Bond	December 31, 2010	14,655,200	5.00	2,931,040
Sinking Fund 13.02% Bond	December 31, 2015	11,792,500	8.00	1,474,063
Secured Convertible 12% Bond	December 31, 2016	1,365,000	8.00	170,625
Sinking Fund 12% Bond	December 31, 2017	5,500,000	15.00	366,667
Secured Convertible 12% Bond	December 31, 2020	1,485,000	20.00	74,250
Secured Convertible 12% Bond	December 31, 2022	1,186,000	20.00	59,300

		$48,094,700		5,387,820

		Outstanding	Per Share	Common
		Principal	Conversion	Shares
2002	Maturity Date	Amount	Price	If Converted

Sinking Fund 12% Bond	December 31, 2007	$14,376,000	—	—
Secured Convertible 12% Bond	December 31, 2009	790,000	$8.00	98,750
Secured Convertible 12% Bond	December 31, 2010	1,715,000	8.00	214,375
Sinking Fund 13.02% Bond	December 31, 2010	14,780,200	5.00	2,956,040
Sinking Fund 13.02% Bond	December 31, 2015	12,137,500	8.00	1,517,188
Secured Convertible 12% Bond	December 31, 2016	1,460,000	8.00	182,500
Sinking Fund 12% Bond	December 31, 2017	6,590,000	10.00	659,000
Secured Convertible 12% Bond	December 31, 2020	1,635,000	20.00	81,750
Secured Convertible 12% Bond	December 31, 2022	1,186,000	20.00	59,300

		$54,669,700		5,768,903

		Outstanding	Per Share	Common
		Principal	Conversion	Shares
2001	Maturity Date	Amount	Price	If Converted

Sinking Fund 12% Bond	December 31, 2007	$15,390,000	—	—
Secured Convertible 12% Bond	August 31, 2002	470,000	$4.50	104,444
Sinking Fund 12% Bond	August 31, 2002	55,000	4.50	12,222
Secured Convertible 12% Bond	December 31, 2009	840,000	7.00	120,000
Secured Convertible 12% Bond	December 31, 2010	1,740,000	7.00	248,571
Sinking Fund 13.02% Bond	December 31, 2010	15,095,200	5.00	3,019,040
Sinking Fund 13.02% Bond	December 31, 2015	12,737,500	8.00	1,592,188
Secured Convertible 12% Bond	December 31, 2016	1,580,000	7.00	225,714
Sinking Fund 12% Bond	December 31, 2017	7,215,000	10.00	721,500
Secured Convertible 12% Bond	December 31, 2020	1,780,000	17.50	101,714
Secured Convertible 12% Bond	December 31, 2022	1,236,000	17.50	70,629

		$58,138,700		6,216,022

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Each year, holders of the secured convertible debentures and sinking fund convertible debentures may tender to the Company up to 10% of the aggregate debentures issued. Assuming annual tender of the maximum amount possible, the estimated principal that can be tendered by the secured convertible and sinking fund debenture holders, including contractual maturities, is as follows:

Fiscal Year
Ending
December 31,

2004	$4,809,470
2005	4,328,523
2006	3,895,671
2007	9,815,160
2008	2,524,588
Thereafter	22,721,288

$48,094,700

      Annual sinking fund requirements are as follows:

Fiscal Year
Ending
December 31,

2004	$2,928,915
2005	3,132,303
2006	3,221,234
2007	3,368,266
2008	1,845,447
Thereafter	9,065,409

$23,561,574

Note E — Stockholders’ Equity

      During 2003 and 2002, the Company issued 1,320,164 and 359,687 shares, respectively, of convertible preferred stock (“preferred stock”) through a private placement with accredited investors at a price of $12 per share for gross proceeds of $15,841,968 and $4,316,244, respectively. Also, during 2003 and 2002, the Company issued 3,005,186 and 1,342,960 shares, respectively, of preferred stock to its affiliated limited partnerships under a partnership recapitalization offering at a price of $12 per share (see Note J). The Company also exchanged 393,522 and 81,550 shares of preferred stock for 2007 debentures in 2003 and 2002, respectively (see Note D). The preferred stock has an 8% cumulative dividend, payable quarterly. Preferred dividends of approximately $1.5 million and $16,000 were accrued at December 31, 2003 and 2002 and paid in the following month. The holders of the preferred stock are not entitled to vote except as defined by the agreement or as provided by applicable law. The preferred stock may be voluntarily converted at the election of the holder, commencing one year after the date of issuance. Each outstanding redeemable convertible preferred share is convertible into common stock of the Company based on the table below. The conversion rate is subject to adjustment as defined by the agreement.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred to
Period	Common

Until June 30, 2005	1 to 1
July 1, 2005 through June 30, 2006	1 to .75
July 1, 2006 through redemption	1 to .50

      Additionally, commencing seven years after the date of issuance, holders of the preferred stock may elect to require the Company to redeem their preferred stock at a redemption price equal to the liquidation value of $12 per share, plus accrued but unpaid dividends, if any (“Redemption Price”). Upon the receipt of a redemption election, the Company, at its option, shall either: (1) pay the holder cash in the amount equal to the Redemption Price or (2) issue to holder shares of common stock as defined by the agreement. The Company is accreting the carrying value of its preferred stock to its redemption price using the effective interest method with accretion recorded to additional paid in capital. The accretion of preferred stock results in a reduction of earnings per share applicable to common stockholders.

      During 2003, the Board of Directors approved and the Company issued 1,374,553 stock options to officers and employees of the Company exercisable at prices ranging from $4 to $10 per share. The options are exercisable at a price not less than the fair market of the stock at the date of grant, have an exercisable period of five years and generally are fully vested at the date of grant. During 2003, certain employees forfeited 648,000 stock options as a result of terminations.

      On September 6, 2001, the Board of Directors approved the issuance of 2,520,613 stock options to officers and employees under certain plans subject to stockholder approval. These plans were approved at the annual stockholder meeting in 2002. As a result, the Company issued and granted a total of 2,505,242 options exercisable at $10 per share. The options are exercisable at a price not less than the fair market of the stock at the date of grant, have an exercisable period of five years and generally are fully vested at the date of grant. On October 1, 2002, in order to improve the Company’s capital structure, senior management and other employees voluntarily surrendered to the company and terminated 2,760,783 stock options issued in 2001 that were exercisable at prices ranging from $4 to $10 per share through September 4, 2006.

      In September 2000, the Company adopted an employee stock option plan for certain employees with a maximum of 1,975,000 shares which may be issued and granted a total of 1,642,000 options exercisable at $4.00 per share. During 2001, the Company issued and granted a total of 153,000 options under the plan. During 2002, options under this plan were not granted by the Company. The options are exercisable at a price not less than the fair market of the stock at the date of grant, have an exercisable period of five years and generally vest 25% after one year, 50% after two years and the final 25% three years after the date of grant. A total of 1,050,000 options granted in 2000 to certain of the employees vest 50% upon grant and 25% each on the second and third anniversaries of the date of grant.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of the Company’s options issued to employees as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates is presented below:

	Incentive	Weighted Average
	Options	Exercise Price

Options outstanding — January 1, 2001	1,642,000	$4.00
Issued	153,000	4.00
Exercised	—
Expired	—
Forfeited	(25,000)	4.00

Options outstanding — December 31, 2001	1,770,000	4.00
Issued	2,505,242	10.00
Exercised	—
Expired	—
Forfeited	(2,760,783)	8.74

Options outstanding — December 31, 2002	1,514,459	5.29
Issued	1,374,553	4.05
Exercised	—
Expired	—
Forfeited	(648,000)	4.00

Options outstanding — December 31, 2003	2,241,012	$5.10

      The following table summarizes information about the Company’s stock options outstanding at December 31, 2003.

	Options Outstanding	Weighted Average	Options Exercisable
Exercise Price	at Year End	Remaining Life (in years)	at Year End

$4.00	1,817,813	3.68	1,762,563
$7.00	25,000	4.94	25,000
$10.00	398,199	2.95	398,199

Total	2,241,012	3.56	2,185,762

Note F — Income Taxes

      The Company and its subsidiaries file a consolidated income tax return.

      The Company’s effective income tax rate differed from the federal statutory rate as follows:

	2003	2002	2001

Income taxes at federal statutory rate	$(295,767)	$(2,753,056)	$(7,113,443)
Change in valuation allowance	364,836	1,812,915	11,560,422
Nondeductible expenses	46,517	55,126	264,101
State income taxes at statutory rate	(52,194)	(485,833)	(1,255,314)
Adjustment of estimated income tax provision of prior year	65,608	899,550	(3,312,841)
Other	—	298	8,775

	$129,000	$(471,000)	$151,700

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of the net deferred tax asset are as follows as of December 31:

	2003	2002

Deferred tax assets related to:
Net operating loss carryforward	$25,977,793	$22,868,443
Oil and gas properties and tangible equipment	—	2,240,782
Other	314,400	134,422

	26,292,193	25,243,647
Less valuation allowance	24,320,523	23,955,687

Total deferred tax assets	1,971,670	1,287,960
Deferred tax liabilities related to:
Capitalized intangible assets	887,172	636,162
Oil and gas properties and tangible equipment	570,706	—
Net unrealized gain on investments	513,792	651,798

Total deferred tax liabilities	1,971,670	1,287,960

Net deferred tax asset	$—	$—

      The valuation allowance increased $364,836, $1,812,915 and $11,560,422 for the years ended December 31, 2003, 2002 and 2001, respectively.

      A valuation allowance for deferred tax assets is required when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of this deferred tax asset depends on the Company’s ability to generate sufficient taxable income in the future. Management believes it is more likely than not that the net deferred tax asset will not be realized by future operating results.

      At December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $65,000,000, which begin to expire in 2012.

Note G — Commitments And Contingencies

     General Commitments

      The Company has entered into various commitments and operating agreements related to development and production of certain oil and gas properties. It is management’s belief that such commitments, as stated below, will be met without significant adverse impact to the Company’s financial position or results of operations.

      The Company has entered into employment agreements with certain key executives. Under the terms of these agreements, the executive is entitled to termination compensation equal to at least two years annual salary if terminated without cause or in the event of a change in control. The maximum termination compensation for all executives is $2,889,000, at December 31, 2003.

     Oil and Gas Partnerships

      The Company is the managing general partner in various oil and gas partnerships. Accordingly, the Company is unconditionally liable for liabilities that may be incurred by such partnerships. Additionally, the Company has indemnified various working interest (general) partners of affiliated partnerships against any liability that may be incurred in connection with the partnerships, in excess of such partner’s interest, in the undistributed net assets of the partnership and insurance proceeds thereof which continues through

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the date of termination of the partnership from 2025 to 2030, unless the partnership is dissolved at an earlier date. The partnerships have no liabilities except accounts payable to the Company for lease operating and administrative expenses.

      The Company has a contract with Western Gas related to its Piper Federal lease. The contract is for the sale of a minimum of 2,500 Mcf of gas per day at the wellhead and expires on February 1, 2005. If the Company fails to deliver 2,500 Mcf of gas per day, Western Gas may charge the Company a deficiency fee. The deficiency fee is defined as the amount of deficient Mcf times 90% (amount below 2,500 Mcf times 90%) times the deficiency rate of $0.47 per Mcf representing gathering, compression and transportation charges. The maximum deficiency charge for 2004 and 2005 totals approximately $375,000. At December 31, 2003, no deficiency fees were due under the contract.

      The Company has a contract with Western Gas related to its Haight Less lease through December 31, 2004. The contract is for the sale of a minimum of 550 Mcf of gas per day at the wellhead. Since approximately 1998, the contract has been extended on a year-by-year basis. If the Company fails to deliver 550 Mcf of gas per day, Western Gas reduces the sales price by a nominal amount. During 2003, 2002 and 2001, the Company was in compliance with the purchase contract.

      The Company has a transportation contract with Williston Basin Interstate (“WBI”) through October 8, 2006 related to its LX Bar lease. If the Company fails to deliver 6,000 Mcf of gas per day, WBI may charge the Company a transportation fee. The transportation fee is defined as the amount of deficient Mcf times the transportation rate of approximately $0.30 per Mcf. During 2003, 2002 and 2001, the Company paid a transportation fees of approximately $169,000, $276,000 and $172,000, respectively. The maximum deficiency charge through the period of contract expiration is approximately $1,800,000.

     Repurchase Agreements

      Under certain repurchase agreements, the investor partners in certain affiliated drilling programs have a right to have their interests repurchased by the Company. Such purchase price is calculated at a formula price and is payable in seven to 25 years from the date of admission to the program. For certain affiliated programs formed prior to 1998, the maximum purchase price for all such interests was fully secured at maturity by zero coupon U.S. Treasury Bonds held by an independent trust company. The face amounts of such securities are released to the Company when equal amounts of cash distributions are made to investors. Under certain other repurchase agreements formed from 1998 to 2001, the investors have a right to have their interests repurchased by the Company under the same formula price seven years from the date of the original investment. In determining the amount of the contingent repurchase obligation for the 1998 to 2001 programs, the present value of the obligation is computed based on the lesser of the formula purchase price or the estimated discounted present value (“PV-10”) of future net revenues of proved developed and undeveloped reserves of each program, net of future capital costs and the Company’s working interest. During 2002, the Company contributed leases to certain drilling programs and recognized an expense of approximately $254,000. As a result of the recapitalizations (see Note J), any payment made under pre-1998 guarantees would be recorded as a reduction to minority interest as shown on the Company’s balance sheet. At December 31, 2003, the maximum cash outlay relating to the pre-1998 contingent repurchase obligation was $8,082,511, which is net of U.S. Treasury Bonds with a face value of $1,374,000. Also as of December 31, 2003, based on the December 31, 2003 reserve reports of the respective drilling programs, the aggregate PV-10 value of the assets in the 1998 to 2001 programs was $15.8 million. The formula purchase price as of December 31, 2003 was $96.5 million. Because the PV-10 value is less than the formula purchase price, the Company’s maximum repurchase obligation as of December 31, 2003 was equal to the PV-10 of $15.8 million. In the event of repurchase, Warren receives the investors interest in the program, which includes their pro rata share of the program’s reserves and related future cash flows.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Trust Indenture Agreements

      Under certain Trust Indenture Agreements, the Company has purchased zero coupon U.S. Treasury Bonds to secure repayment of the outstanding principal amount of debentures outstanding when due at maturity. At December 31, 2003 and 2002, the face amounts of U.S. Treasury Bonds securing the Company’s obligation under the Trust Indenture Agreements were $20,536,000 and $13,610,000, respectively, and the market values of these U.S. Treasury Bonds were approximately $14,023,000 and $8,108,000, respectively.

     Leases

      The Company leases office space in New York City, which expires in March 2008. The Company’s oil and gas administrative office in Casper, Wyoming occupies 3,750 square feet under a lease currently being negotiated. In June 2003, the Company entered into an office lease in Roswell, New Mexico, which expires in May 2005.

      Future minimum annual rental payments, which are subject to escalation and include utility charges as of December 31, 2003, are as follows:

Year ending
December 31,

2004	$166,486
2005	160,186
2006	155,686
2007	155,686
2008	38,921

$676,965

      Rent expense under these leases was approximately $162,000, $254,000 and $281,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

     Litigation

      In 1998, Warren E&P, Inc. was sued in the 81st Judicial District Court of Frio County, Texas by Stricker Drilling Company, Inc. and Manning Safety Systems to recover the value of lost equipment based on a well blow out. Warren was later joined in the suit as a defendant. As a result of the lawsuit, Gotham Insurance Company, Warren E&P’s well blow-out insurer, intervened. The suit was settled in 1999 with all parties except Gotham. Gotham paid over $1.7 million under the insurance policy and now seeks a refund of approximately $1.5 million of monies paid, denying coverage, and alleging fraud and misrepresentation and a failure of Warren E&P to act with due diligence and pursuant to safety regulations. Warren E&P countersued for the remaining proceeds under the policy coverage. In the summer and fall of 2000, summary judgments were entered for Warren E&P on essentially all claims except its bad faith claims against Gotham. Gotham’s claims against Warren E&P and Warren were rejected. Final judgment was rendered by the District Court on May 14, 2001, in Warren E&P’s favor for the remaining policy proceeds, interest and attorney fees. Gotham appealed the final judgment to the San Antonio Court of Appeals seeking a refund of approximately $1.5 million. On July 23, 2003, a three judge panel of the San Antonio Court of Appeals rendered its decision in favor of Gotham on all points, except for the amount of restitution owed by Warren E&P and related parties, reversing the earlier summary judgment entered by the trial court for Warren E&P. Although the three judge panel of the San Antonio Court of Appeals acknowledged that Gotham asked for the Court to render its judgment in Gotham’s favor on its restitution claims, Gotham gave no particulars, and therefore the Court of Appeals remanded Gotham’s restitution

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

claims to the trial court for further proceedings consistent with its opinion. Although the ultimate resolution is uncertain, counsel has advised Warren E&P that it believes the three judge panel of the San Antonio Court of Appeals committed numerous errors of fact and law, primarily relying on their erroneous conclusion that Warren E&P as operator of the oil well incurred no loss. Accordingly, in November 2003 Warren E&P appealed the San Antonio Court of Appeals panel decision to the Texas Supreme Court. On February 17, 2004, we were advised that the Texas Supreme Court had accepted our appeal and requested the parties to submit full briefs regarding our petition.

      The Company is a party to various matters of litigation arising in the normal course of business (see Note I). Management believes that the ultimate outcome of the matters will not have a material effect on the Company’s financial condition or results of operations.

Note H — Employee Benefit Plans

      The Company has a retirement plan covering substantially all qualified corporate employees under section 401(k) of the Internal Revenue Code. The Company contributed for each participant a matching contribution equal to 50% of the participant’s contribution to a maximum of 6% of each employee’s annual compensation. The Company may also make discretionary contributions. The Company’s expenses under the plan were approximately $66,000, $78,000 and $92,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note I — Related Party Transactions

     Affiliated Partnerships

      The Company contributed mineral rights with an agreed-upon fair value of $142,247 and $184,916 during 2003 and 2002, respectively, to affiliated partnerships in exchange for a 10% interest in these partnerships. The mineral rights remain at cost in the Company’s property accounts. Affiliated partnerships paid $6,077,150, $5,163,250 and $14,443,250 to the Company during 2003, 2002 and 2001, respectively, under fixed price turnkey drilling contracts. At December 31, 2003 and 2002, accounts receivable from affiliated partnerships were approximately $389,000 and $921,000, respectively, relating primarily to administrative costs paid by the Company on behalf of the partnerships.

      During the third quarter of 2003, certain joint venture general partnerships formed between accredited investors and Warren Resources, Inc. commenced a vote to (a) amend their joint venture agreement to allow for two classes of partners: preferred partners and common partners and (b) allow partners to select whether they wanted to be preferred partners having certain preferred rights in the joint venture by consenting to the additional capital contributed by the Company in the form of its unregistered preferred shares. For its additional capital contribution, Warren received additional common partner interests in the joint venture. During the fourth quarter of 2003, the joint ventures received the necessary 50% of affirmative votes required to effect the transaction. As a result, the Company issued approximately 1,048,000 preferred shares with an estimated value of $12,576,000 to the joint ventures as consideration for the joint ventures working interest in certain unproved acreage in Wyoming. Additionally, approximately $4,604,000 of deferred income was eliminated as a result of the transaction and was recorded as a reduction in the property basis.

     Other Joint Venture Agreements

      Warren E&P, Inc. is party to separate joint venture agreements with the affiliated partnerships. The agreements form a joint venture between Warren E&P and each partnership for the purpose of participating in the drilling and re-completing of oil wells. Under the terms of the agreements, property

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition and capital equipment costs are borne by Warren E&P. Generally, intangible drilling and development costs are borne by the partnerships.

      Under the terms of the joint venture agreement, the affiliated partnerships have an initial 75% interest in the aggregate net profits of the properties. Once the partnerships have received distributions equal to the payments under the turnkey contract, Warren E&P will receive an additional reversionary interest of 15% and the partnerships’ interest will be reduced to 60%.

      The partnerships are parties to a standard form of operating agreement with Warren E&P (the “Operator”) pursuant to which the Operator will be responsible for the operation of the wells. Also, the Operator is engaged to supervise all drilling and recompletion of wells, on behalf of all working interests, and has full control of all operations of the wells as covered under the operating agreement. Each partnership pays the Operator its pro rata share of monthly operating expenses.

      In May 1999, the Company entered into an agreement with Magness Petroleum Company (“Magness”) to form a joint venture for the purpose of participating in the horizontal drilling and re-completing of existing oil wells and the drilling of new oil wells within the Wilmington Oil Field in Los Angeles County, California.

      On September 28, 1999, Magness filed a complaint against Warren, Warren E&P, and certain Warren subsidiaries in the Superior Court of Los Angeles County, alleging that we had breached our joint venture agreement with Magness and an alleged oral agreement regarding advance payment of expenses for drilling and completion operations. The Wilmington Field comprises approximately 81% of the estimated present value of our proven reserves and has a carrying value of approximately $54 million. Magness sought dissolution of the joint venture, an accounting and a declaratory judgment as to the rights of the parties under the joint venture agreement. The Company was successful in enforcing the arbitration provision in the joint venture agreement and entered into an agreement with Magness to submit the matter for arbitration by the Judicial Arbitration Mediation Services, or “JAMS”. The arbitrator ruled that the joint venture agreement is a valid enforceable agreement, declined to dissolve the joint venture, denied Magness’ claims for breach of contract, and held that he and JAMS would retain jurisdiction to enforce the Final Award. On August 8, 2001, Magness filed a demand with the American Arbitration Association, or “AAA,” reasserting its claims for dissolution of the joint venture and breach of contract. Subsequently, Warren sought to enforce the original Final Award rendered in the JAMS arbitration. A procedural determination of proper arbitration forum was eventually determined by the California Court of Appeals in December 2002 and a Motion for Clarification filed in January 2003 before the California Superior Court, on September 24, 2003. The California Superior Court ordered that Warren’s motion to enforce the Final Award covering unauthorized direct labor charges and tangible costs be heard by JAMS and that Magness’s theory of dissolution of the Joint Venture and Warren’s drilling rights if the Joint Venture is not dissolved and Warren’s claims for damages for Magness preventing resumption of drilling activities be heard by AAA. On January 14, 2004, Warren filed an Amended Answer and Counterclaim in the AAA arbitration denying Magness’s request to dissolve the joint venture and to drill outside of the joint venture. Warren seeks damages against Magness in the amount of $15 million on a number of grounds including breach of contract. Warren also requests that Magness be removed as operator for the Wilmington Field because of a breach of its duties and that an independent operator be appointed in its place. Accordingly, pending final resolution, further development of the Wilmington Field will be curtailed (see Note P).

     Other Income

      In December of 2002, the Company’s Executive Vice President died in an accident. The Company carried life insurance in the amount of approximately $3,750,000 on this officer. At December 31, 2002, a receivable for these insurance proceeds, which was collected in February of 2003, was recorded and

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income of approximately $3,750,000 was recognized in Interest and Other Income on the Statement of Operations.

Note J — Recapitalization Offers

      During the fourth quarter of 2002, 13 limited partnerships, of which the Company was the managing general partner, commenced a vote solicitation of their limited partners (the “Partnership Recapitalization Offers”) to: (1) obtain the requisite two-thirds affirmative vote of their respective partners to convert the drilling program from a Delaware limited partnership into a Delaware limited liability company (the “LLC”) wherein all LLC members would have limited liability, including the Company, and (ii) partners could convert their interests to preferred interests (“Preferred Members”). Upon conversion to an LLC, the Company agreed to contribute as additional capital to the LLC its unregistered 8% convertible preferred stock with a value equal to between 110% to 120% of the potential repurchase price of consenting Preferred Members’ interests calculated as of December 31, 2002. The Company would receive additional standard membership interests in the LLC and be specially allocated, pro rata as a standard member, additional beneficial interests in the oil and gas properties owned by their respective programs (the “Recapitalization”). Preferred Members no longer have repurchase rights under the original buy/sell agreements. Standard members continue to have repurchase rights. At December 31, 2002, six of the thirteen programs obtained the requisite votes to convert to LLCs and because of the majority control by the Company were consolidated in the financial statements for the year ended December 31, 2002. As a result of the conversions, the Company issued 1,342,960 preferred shares to these six LLC’s in 2002 with an estimated fair value of $16,115,520. At March 31, 2003, the remaining seven programs obtained the requisite votes to convert to LLCs and on average 72.9% of the program members elected to become Preferred Members in their LLC. During the first quarter the Company issued 1,641,628 preferred shares to the remaining seven LLCs as a capital contribution, with an estimated fair value of $19,699,536 and received its pro rata share of additional standard membership interests in the LLCs. The fair value of the preferred shares was based on actual cash sales to independent parties in this time period. Due to the majority control of these thirteen affiliated partnerships, the Company has consolidated these entities for financial reporting purposes at December 31, 2003. The Company accounted for these acquisitions as purchase transactions with the estimated fair value of assets acquired and liabilities assumed in the acquisition as follows:

	2003	2002

Estimated fair value of assets acquired
Current assets	$3,512	$4,350
Oil and gas properties	28,342,950	25,252,358

Total fair value of assets	28,346,462	25,256,708
Liabilities assumed
Accounts payable	144,122	171,110
Minority interest	8,502,804	8,970,078

Total liabilities assumed	8,646,926	9,141,188

Cost of acquisition	$19,699,536	$16,115,520

      Subsequent to the recapitalization offers that closed on March 31, 2003, and December 31, 2002, certain minority interest limited partners elected to convert to preferred members, which resulted in the Company issuing 315,222 preferred shares to these individuals with an estimated fair value of $3,782,664.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes pro forma unaudited results of operations for the years ended December 31, 2003, 2002 and 2001, as if these acquisitions had been consummated immediately prior to January 1, 2001. These pro forma results are not necessarily indicative of future results.

	Pro Forma (Unaudited)

	Year Ended December 31,

	2003	2002	2001

Revenues	$26,531,361	$33,960,704	$61,007,202

Net loss	$(658,131)	$(10,333,144)	$(20,903,952)

Loss per share, basic and diluted	$(0.31)	$(0.60)	$(1.19)

      The operations of the affiliated partnerships are included in the accompanying consolidated operating statements, subsequent to December 31, 2002, for the 2002 acquisition and subsequent to March 31, 2003, for the 2003 acquisition.

Note K — Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments and does not purport to represent the aggregate net fair value of the Company.

      Cash and Cash Equivalents. The balance sheet carrying amounts of cash and cash equivalents approximate fair values of such assets.

      U.S. Treasury Bonds — Trading Securities and Available For Sale. The fair values are based upon quoted market prices for those or similar investments.

      Restricted Cash. The balance sheet carrying value amounts of restricted cash approximates fair value of such assets.

      Convertible Debentures. Fair values of fixed rate convertible debentures were calculated using interest rates in effect as of year end for similar instruments with the other terms unchanged.

      Other Long-Term Liabilities. The carrying amount approximates fair value due the current rates offered to the Company for long-term liabilities of the same remaining maturities.

	2003		2002

		Carrying		Carrying
	Fair Value	Amount	Fair Value	Amount

Financial assets
Cash and cash equivalents	$24,528,999	$24,528,999	$23,184,936	$23,184,936
U.S. Treasury bonds and other investments — trading securities	201,152	201,152	78,383	78,383
U.S. Treasury bonds — available for sale	15,211,135	15,211,135	9,869,673	9,869,673
Restricted cash	—	—	3,637,775	3,637,775
Financial liabilities
Fixed rate debentures	$(53,169,798)	$(48,094,700)	$(61,691,195)	$(54,669,700)
Other long-term liabilities	(1,821,464)	(1,821,464)	(1,532,109)	(1,532,109)

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note L — Oil and Gas Information

      Costs related to the oil and gas activities of the Company were incurred as follows for the years ended December 31:

	2003	2002	2001

Property acquisition — unproved	$9,967,002	$176,030	$6,912,000
Property acquisition — proved	28,389,424	25,419,962	—
Exploration costs	525,098	471,948	3,763,417
Development costs	10,425,296	3,888,221	6,269,004

	$49,306,820	$29,956,161	$16,944,421

      Asset retirement costs of approximately $307,000 are included in proved property acquisition costs for 2003.

      Of the above development costs incurred for the years ended December 31, 2003, 2002 and 2001, the amounts of approximately $0, $343,000 and $390,000, respectively, were incurred to develop proved undeveloped properties from the prior year.

      During the years ended December 31, 2003, 2002 and 2001, exploration costs of approximately $92,000, $472,000 and $282,000, respectively, were expensed.

      The Company had the following aggregate capitalized costs relating to the Company’s oil and gas activities at December 31:

	2003	2002

Unproved oil and gas properties	$50,738,040	$31,296,142
Proved oil and gas properties	103,423,818	73,558,896

	154,161,858	104,855,038
Less accumulated depreciation, depletion, amortization and impairment	59,212,313	56,170,676

	$94,949,545	$48,684,362

      The following table sets forth the Company’s results of operations from oil and natural gas producing activities for the years ended December 31:

	2003	2002	2001

Revenues	$5,717,814	$592,528	$948,270
Production costs	(3,719,780)	(294,520)	(285,980)
Exploration costs	(91,815)	(471,948)	(281,776)
Accretion of asset retirement obligation	(62,452)	—	—
Depreciation, depletion, amortization and impairment	(3,102,354)	(9,606,606)	(12,899,648)

Loss from oil and gas producing activities	$(1,258,587)	$(9,780,546)	$(12,519,134)

      In the presentation above, no deduction has been made for indirect costs such as corporate overhead or interest expense. No income taxes are reflected above due to the Company’s tax loss carryforwards.

      Depreciation, depletion, amortization and impairment expense was $3,102,354, $9,606,606 and $12,899,648 or $2.37, $120 and $258 per equivalent Mcf of production for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts include impairment expenses, primarily for unproved

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

properties of $1,899,705, $9,299,981 and $11,112,516 for the years ended December 31, 2003, 2002 and 2001, respectively, which was based on prices at December 31 for 2003 and 2002 and March 15, 2002 for 2001, for fair value determination.

Note M — Oil and Gas Reserve Data (Unaudited)

      The following estimates of proved reserve quantities and related standardized measure of discounted net cash flows are estimates only, and do not purport to reflect realizable values or fair market values of the Company’s reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company’s reserves are located in the United States.

      Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

      The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

      The following summaries of changes in reserves (in thousands of barrels (MBbls) and in millions of cubic feet (MMcf)) and standardized measure of discounted future net cash flows were prepared from estimates of proved reserves developed by independent petroleum engineers.

Summary of Changes in Proved Reserves

	Year ended December 31,

	2003			2002			2001

	MBbls		MMcf	MBbls		MMcf	MBbls	MMcf

Proved reserves
Beginning of year	12,324		8,502	8,478		2,495	11,770	11,516
Purchase of reserves in place	2,688		4,218	3,538		1,770	—	—
Discoveries and extensions	—		6,291	—		5,294	4	947
Revisions of previous estimates	199		(2,778)	312		(1,002)	(3,293)	(9,936)
Production	(87)		(785)	(4)		(55)	(3)	(32)

End of year	15,124	(1)	15,448 (1)	12,324	(2)	8,502 (2)	8,478	2,495

Proved developed reserves
Beginning of year	404		4,544	8		1,648	243	8,034
End of year	476		7,006	404		4,544	8	1,648

(1)	Included in 2003 reserves, 2,469 MBbls and 1,028 MMcf is attributable to consolidated subsidiaries in which there is an average 25% minority interest.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Included in 2002 reserves, 1,195 MBbls and 577 MMcf is attributable to consolidated subsidiaries in which there is an average 34% minority interest.

Standardized Measure of Discounted Future Net Cash Flows

Relating to Proved Oil and Gas Reserves

	At December 31,

	2003	2002	2001

	(Amounts in thousands)
Future cash inflows	$499,693	$362,982	$122,032
Future production costs and taxes	(69,180)	(47,661)	(25,676)
Future development costs	(60,272)	(43,003)	(31,556)
Future income tax expenses	(87,042)	(110,939)	(4,749)

Net future cash flows	283,199	161,379	60,051
Discounted at 10% for estimated timing of cash flows	(137,073)	(89,961)	(40,539)

Standardized measure of discounted future net cash flows	$146,126 (1)	$71,418 (2)	$19,512

(1)	Included in 2003 reserves, $23,017 is attributable to consolidated subsidiaries in which there is an average 25% minority interest.

(2)	Included in 2002 reserves, $10,462 is attributable to consolidated subsidiaries in which there is an average 34% minority interest.

Changes in Standardized Measure of Discounted Future Net Cash Flows

Related to Proved Oil and Gas Reserves

	Year Ended December 31,

	2003	2002	2001

	(Amounts in thousands)
Sales, net of production costs and taxes	$(1,934)	$(298)	$(662)
Discoveries and extensions	9,339	5,550	272
Purchases of reserves in place	30,875	30,944	—
Changes in prices and production costs	7,624	46,531	(42,613)
Revisions of quantity estimates	(2,882)	1,884	(15,976)
Net changes in development costs	(13,341)	(1,048)	2,823
Interest factor — accretion of discount	11,396	2,047	11,783
Net change in income taxes	5,677	(41,566)	27,762
Changes in production rates (timing) and other	27,954	7,862	(52,973)

Net increase (decrease)	74,708	51,906	(69,584)
Balance at beginning of year	71,418	19,512	89,096

Balance at end of year	$146,126	$71,418	$19,512

      Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using current sales prices, along with estimates of the operating costs, production taxes and future development and abandonment costs (less salvage value) necessary to produce such reserves. The average prices used at December 31, 2003, 2002 and 2001 were $28.45, $27.15 and $13.87 per barrel and

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$4.50, $3.36 and $1.76 per thousand cubic feet, respectively. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

      Operating costs and production taxes are estimated based on current costs with respect to producing oil and natural gas properties. Future development costs are based on the best estimate of such costs assuming current economic and operating conditions. The future cash flows estimated to be spent to develop the Company’s portion of proved undeveloped properties in the years ended December 31, 2004, 2005 and 2006 are $10,587,489, $22,960,986 and $17,815,400, respectively.

      Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved, less applicable carryforwards, for both regular and alternative minimum tax.

      The future net revenue information assumes no escalation of costs or prices, except for oil and natural gas sales made under terms of contracts which include fixed and determinable escalation. Future costs and prices could significantly vary from current amounts and, accordingly, revisions in the future could be significant.

Note N — Quarterly Information (Unaudited)

      Summarized quarterly financial data for the years ended December 31, 2003 and 2002 are as follows:

	2003

	Quarter

	First	Second	Third	Fourth	Year

Revenues	$4,437,681	$4,441,003	$6,173,532	$10,610,647	$25,662,863
Gross profit	634,381	1,117,818	1,383,088	3,412,457	6,547,744
Net loss	(2,034,484)	(949,688)	(371,269)	(2,405,485)	(5,760,926)
Loss per share
Basic and diluted	$(0.12)	$(0.06)	$(0.02)	$(0.14)	$(0.34)

	2002

	Quarter

	First	Second	Third	Fourth	Year

Revenues	$8,092,392	$7,553,080	$5,794,244	$8,170,574	$29,610,290
Gross profit (loss)	(89,514)	864,947	1,867,136	(1,292,670)	1,349,899
Net income (loss)	574,420	(2,587,965)	(1,088,942)	(4,539,943)	(7,642,430)
Income (loss) per share
Basic and diluted	$0.03	$(0.15)	$(0.06)	$(0.27)	$(0.44)

      Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of quarterly per share amounts may not agree with per share amounts for the year.

      During the fourth quarter of 2003, the Company had the following significant adjustment:

•	Recognized impairment on oil and gas properties of approximately $1,900,000 as a result of the expiration of certain unproved Washakie leases and net capitalized costs exceeding the expected future net cash flow based on engineering estimates on certain properties (see Note L).

      The effect of this adjustment was to increase the net loss by approximately $1,900,000 or $(0.11) per basic and diluted share for the quarter and year ended December 31, 2003.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the fourth quarter of 2002, the Company had the following significant adjustments:

•	Recognized impairment on oil and gas properties of approximately $9,300,000 as a result of the net capitalized costs exceeding the expected future net cash flow based on engineering estimates (see Note M).

•	Recorded life insurance proceeds of $3,750,000 relating to the death of Executive Vice President, James C. Johnson, Jr. (see Note I).

•	Recognized a gain of $4,300,000 as a result of the sale of oil and gas properties to Anadarko.

•	Reversed previously recognized turnkey revenue of $4,300,000 relating to wells that were previously in drilling programs but were part of the asset sale of Anadarko.

      The effect of these adjustments was to increase the net loss by approximately $5,550,000 or $(0.32) per basic and diluted share for the quarter and year ended December 31, 2002.

Note O — Segment Information

      The Company’s operating activities can be divided into four major segments: turnkey contracts, oil and gas marketing, oil and gas exploration and production operations and well services. The Company drills oil and natural gas wells for Company-sponsored drilling partnerships and retains an interest in each well. The Company also markets natural gas for affiliated partnerships. The Company charges Company-sponsored partnerships and other third parties competitive industry rates for well operations and gas gathering. Segment information for the years ended December 31 is as follows:

	2003	2002	2001

Revenues from external customers
Turnkey contracts	$11,300,646	$5,841,110	$30,102,946
Oil and gas marketing	5,620,522	11,272,398	14,866,954
Oil and gas operations	6,212,311	4,879,302	948,270
Well services	1,167,564	1,895,453	5,574,335
Other	1,361,820	5,722,027	1,966,745

	$25,662,863	$29,610,290	$53,459,250

Intersegment revenue
Well services	$—	$—	$983,910
Other	—	25,660	228,857

	$—	$25,660	$1,212,767

Interest and other income
Turnkey contracts	$4,246	$3,368	$23,003
Oil and gas marketing	—	—	—
Oil and gas operations	6,586	31,439	81,001
Well services	—	2,540	17,183
Other	1,329,227	5,246,155	2,084,752
Intersegment elimination	—	(25,660)	(228,857)

	$1,340,059	$5,257,842	$1,977,082

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

Consolidated revenues
Total segment revenue	$24,301,043	$23,888,263	$52,476,415
Other	1,361,820	5,747,687	2,195,602
Intersegment elimination	—	(25,660)	(1,212,767)

	$25,662,863	$29,610,290	$53,459,250

Interest expense
Turnkey contracts	$9,200	$5,577	$116,933
Oil and gas marketing	—	—	—
Oil and gas operations	—	—	—
Well services	—	28,957	292,515
Other	1,518,869	6,303,757	5,595,643
Elimination of intersegment	—	(25,660)	(228,857)

	$1,528,069	$6,312,631	$5,776,234

Depreciation, depletion, amortization and impairment
Turnkey contracts	$102,534	$102,942	$100,450
Oil and gas marketing	—	—	—
Oil and gas operations	3,102,354	9,606,606	12,899,648
Well services	—	47,643	961,253
Other	44,972	172,971	500,768

	$3,249,860	$9,930,162	$14,462,119

Operating income (loss)
Turnkey contracts	$3,908,505	$3,835,194	$2,458,217
Oil and gas marketing	120,096	150,876	(431,888)
Oil and gas operations	(695,052)	(6,021,629)	(12,438,133)
Well services	505,436	982,515	2,367,993
Other	(4,708,887)	(7,044,180)	(12,878,081)

	$(869,902)	$(8,097,224)	$(20,921,892)

Assets
Turnkey contracts	$23,625,826	$34,982,047	$31,688,540
Oil and gas marketing	192,642	192,642	192,642
Oil and gas operations	106,113,628	54,582,576	56,931,996
Well services	—	94,338	4,471,379
Other	21,121,567	18,410,691	1,615,657

	$151,053,663	$108,262,294	$94,900,214

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

Capital expenditures
Turnkey contracts	$—	$—	$42,616
Oil and gas marketing	—	—	—
Oil and gas operations	12,735,327	4,744,732	16,955,738
Well services	—	—	92,315
Other	4,221	5,313	43,418

	$12,739,548	$4,750,045	$17,134,087

Note P — Subsequent Events

      In February 2004, the Company completed an equity private placement financing. The Company, for a negotiated total purchase price of $14 million, sold 2 million shares of common stock, five-year Class A warrants to purchase 500,000 shares of common stock at $10 per share, and five-year Class B warrants to purchase 500,000 shares at $12.50 per share. These warrants are subject to a cash-only exercise provision. The securities were sold only to “accredited investors” as defined in Rule 501(a) under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, pursuant to the Subscription and Registration Rights Agreement dated February 3, 2004, commencing the earlier of February 3, 2005 or 170 days after the completion of an Initial Public Offering by the Company, certain holders have a right to demand that 2,000,000 shares of outstanding common stock and 1,000,000 shares of common stock issuable upon exercise of our Class A and Class B warrants, be registered under the Securities Act. The four Purchasers of the equity private placement were institutional investors managed by a Boston-based institutional investment adviser. These securities have not been registered under the Securities Act, or under state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements.

      In July 2004, the Company completed an equity private placement financing. The Company, for a negotiated total purchase price of $5,950,000, sold 850,000 shares of common stock, five-year Class A warrants to purchase 212,500 shares of common stock at $10 per share, and five-year Class B warrants to purchase 212,500 shares at $12.50 per share. These warrants are subject to a cash-only exercise provision. The securities were sold only to “accredited investors” as defined in Rule 501(a) under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, pursuant to the Subscription and Registration Rights Agreement dated July 31, 2004, commencing the earlier of February 3, 2005 or 170 days after the completion of an initial public offering by the Company, certain holders have a right to demand that 1,000,000 shares of outstanding common stock and 500,000 shares of common stock issuable upon exercise of our Class A and Class B warrants, be registered under the Securities Act. The five Purchasers of the equity private placement were institutional investors managed by a Boston-based institutional investment adviser. These securities have not been registered under the Securities Act, or under state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements.

      In November 2004, the Company completed an equity private placement financing. The Company, for a negotiated total purchase price of $21,000,000, sold 3,000,000 shares of common stock, five-year Class A warrants to purchase 750,000 shares of common stock at $10 per share, and five-year Class B warrants to purchase 750,000 shares at $12.50 per share. These warrants are subject to a cash-only exercise provision. The securities were sold only to institutional “accredited investors” as defined in Rule 501(a) under Regulation D of the Securities Act. Additionally, commencing upon the earlier of February 3, 2005 or 170 days after the completion of an initial public offering by the Company, the holders have a right to demand that the shares of common stock and the shares of common stock issuable upon exercise of the

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A and Class B warrants acquired through the private placement, be registered under the Securities Act. These securities have not been registered under the Securities Act, or under state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements.

      In November 2004, the Company entered into agreements with Magness Petroleum for the purpose of purchasing their interests in the Wilmington unit and settling all disputes and arbitration between the Company and Magness Petroleum. As part of this transaction, the Company will purchase for $14.8 million and the assumption of certain performance obligations, all the interests of Magness Petroleum in the Wilmington unit, together with existing wells, equipment and certain jointly owned surface properties. Also, as part of this transaction, all awards, findings and/or judgments, including a $1.6 million arbitration award in the Company’s favor, will be vacated and all proceedings will be dismissed. The transaction is required to be completed on or before January 31, 2005.

WARREN RESOURCES, INC. AND SUBSIDIARIES

UNAUDITED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	September 30, 2004	December 31, 2003

	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$17,309,416	$24,528,999
Accounts receivable — trade	2,989,316	2,386,180
Accounts receivable from affiliated partnerships	133,026	389,271
Trading securities	334,606	201,152
Restricted investments in U.S. Treasury Bonds — available for sale, at fair value (amortized cost of $1,332,954 in 2004 and $1,293,411 in 2003)	1,459,745	1,402,358
Other current assets	284,790	2,031,701

Total current assets	22,510,899	30,939,661

Other Assets
Oil and gas properties — at cost, based on successful efforts method of accounting, net of accumulated depreciation, depletion and amortization	107,848,456	94,949,545
Property and equipment — at cost, net	427,708	591,663
Restricted investments in U.S. Treasury Bonds — available for sale, at fair value (amortized cost of $12,998,255 in 2004 and $12,627,574 in 2003)	14,391,901	13,808,777
Deferred bond offering costs (net of accumulated amortization of $3,983,072 in 2004 and $12,627,574 in 2003)	2,457,996	2,756,971
Goodwill	3,430,246	3,430,246
Other assets	3,712,165	4,576,800

Total other assets	132,268,472	120,114,002

	$154,779,371	$151,053,663

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current maturities of debentures	$4,683,470	$4,809,470
Current maturities of other long-term liabilities	332,180	208,383
Accounts payable and accrued expenses	10,409,739	8,956,529
Deferred income — turnkey drilling contracts with affiliated partnerships	15,329,430	22,438,272

Total current liabilities	30,754,819	36,412,654

Long-Term Liabilities
Debentures, less current portion	42,151,230	43,285,230
Other long-term liabilities, less current portion	1,419,601	1,613,081

	43,570,831	44,898,311

Minority Interest	11,467,519	13,348,654
Stockholders’ Equity
8% convertible preferred stock, par value $.0001; authorized 10,000,000 shares, issued and outstanding, 6,560,809 shares in 2004 and 6,507,729 shares in 2003 (aggregate liquidation preference $78,729,708 in 2004 and $78,092,748 in 2003)	77,194,362	76,334,024
Common Stock — $.0001 par value; authorized, 100,000,000 shares; issued 20,399,251 in 2004 and 17,349,070 shares in 2003	2,040	1,735
Additional paid-in-capital	63,524,337	47,739,159
Accumulated deficit	(71,921,127)	(67,729,178)

Accumulated other comprehensive income, net of applicable income taxes of $371,000 in 2004 and $517,000 in 2003	914,645	776,359

	69,714,257	57,122,099
Less common stock in Treasury — at cost; 632,250 shares in 2004 and 2003	728,055	728,055

Total stockholders’ equity	68,986,202	56,394,044

	$154,779,371	$151,053,663

The accompanying notes are an integral part of these financial statements.

WARREN RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited)
Revenues
Turnkey contracts with affiliated partnerships	$7,108,842	$4,276,208
Oil and gas sales from marketing activities	4,571,972	4,149,612
Well services	799,205	823,164
Oil and gas sales	4,532,684	4,244,192
Net gain (loss) on investments	(39,124)	56,526
Interest and other income	1,406,546	987,514
Gain on sale of oil and gas properties	120,193	515,000

	18,500,318	15,052,216
Expenses
Turnkey contracts	8,301,854	3,277,295
Cost of marketed oil and gas purchased from affiliated partnerships	4,465,040	4,066,993
Well services	410,232	448,367
Production & exploration	3,167,580	2,565,233
Depreciation, depletion, amortization and impairment	2,662,334	805,657
General and administrative	3,292,481	2,911,258
Interest	373,649	1,334,248

	22,673,170	15,409,051

Loss before provision for income taxes	(4,172,852)	(356,835)
Deferred income tax expense (benefit)	(92,000)	—

Net loss before minority interest and change in accounting principle	(4,080,852)	(356,835)
Minority interest	(111,097)	(138,085)

Net loss before change in accounting principle	(4,191,949)	(494,120)
Cumulative effect of change in accounting principle	—	(88,218)

Net loss	(4,191,949)	(583,138)
Less dividends and accretion on preferred shares	4,940,241	2,772,303

Net loss applicable to common stockholders	$(9,132,190)	$(3,355,441)

Basic and diluted loss per common share
Loss before accounting change	$(0.49)	$(0.19)
Cumulative effect of change in accounting principle	—	(0.01)

Net loss	$(0.49)	$(0.20)

Weighted average common shares outstanding	18,699,514	16,865,276

The accompanying notes are an integral part of these financial statements.

WARREN RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30,

	2004	2003

	(Unaudited)
Cash flows from operating activities:
Net loss	$(4,191,949)	$(583,138)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of discount on available-for-sale debt securities	(503,108)	(415,372)
Amortization and write-off of deferred bond offering costs	298,975	517,365
Gain on sale of U.S. treasury bonds — available for sale	—	(121,495)
Depreciation, depletion, amortization and impairment	2,662,334	805,657
Accretion of asset retirement obligation	51,292	—
Gain on sale of oil and gas properties	(120,193)	(515,000)
Deferred tax expense (benefit)	(92,000)	—
Change in assets and liabilities:
Increase in trading securities	(133,454)	(736,378)
(Increase) decrease in accounts receivable — trade	(603,136)	3,827,222
Decrease in accounts receivable from affiliated partnerships	256,245	580,692
(Increase) decrease in other assets	2,611,546	(255,879)
Increase (decrease) in accounts payable and accrued expenses	1,379,333	(591,836)
Decrease in deferred income from affiliated partnerships	(7,108,842)	(2,822,608)
Decrease in other long term liabilities	(68,630)	(571,159)

Net cash used in operating activities	(5,561,587)	(881,929)
Cash flows from investing activities:
Purchases of oil and gas properties	(16,793,768)	(6,325,689)
Purchase of property and equipment	(7,673)	(7,459)
Proceeds from the sale of oil and gas properties	120,193	—
Proceeds from the sale of property and equipment, net of selling fees	24,000	52,353
Proceeds from U.S. Treasury Bonds — available for sale	92,883	1,345,116

Net cash used in investing activities	(16,564,365)	(4,935,679)
Cash flows from financing activities:
Payments on other long-term debt	(1,312,344)	(1,542,939)
Issuance of common stock, net	20,725,724	—
Repurchase of common stock	—	(29,940)
Issuance of preferred stock, net	126,730	4,968,034
Dividends paid on preferred stock	(4,633,741)	(1,735,998)

Net cash provided by financing activities	14,906,369	1,659,157

Net decrease in cash and cash equivalents	(7,219,583)	(4,158,451)
Cash and cash equivalents at beginning of period	24,528,999	23,184,936

Cash and cash equivalents at end of period	$17,309,416	$19,026,485

Supplemental disclosure of cash flow information
Cash paid for interest, net of amount capitalized	$—	$816,883

Cash paid for income taxes	$—	$—

The accompanying notes are an integral part of these financial statements.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization

      Warren Resources, Inc. (the “Company” or “Warren”) was formed on June 12, 1990 under the laws of the state of New York for the purpose of acquiring and developing oil and gas properties. On September 5, 2002, the Company changed its state of incorporation to Delaware. On July 7, 2004, the Company changed its state of incorporation to Maryland. As a result, all shares of the Company’s stock were converted into shares of the Maryland corporation. The Company’s properties are primarily located in New Mexico, North Dakota, Texas, Wyoming and California. In addition, the Company serves as the managing general partner (the “MGP”) to affiliated partnerships and joint ventures.

      The accompanying unaudited financial statements and related notes present the Company’s consolidated financial position as of September 30, 2004 and December 31, 2003, and the consolidated results of operations and consolidated cash flows for the nine months ended September 30, 2004 and 2003. The unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2004, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004. The accounting policies followed by the Company are set forth in Note A to the Company’s financial statements on Form 10-K for the year ended December 31, 2003. These interim financial statements and notes thereto should be read in conjunction with the consolidated financial statements presented in the Company’s 2003 Annual Report on Form 10-K.

Note 2 — Management’s Plans

      The Company had a net loss of $1.9 million for the nine months ended September 30, 2004, as compared to a profit of $0.7 million for the corresponding nine months ended September 30, 2003. At September 30, 2004, current liabilities exceeded current assets by approximately $8.2 million. Cash used in operations activities was $5.6 million for the nine months ended September 30, 2004 as compared to $0.9 million for the nine months ended September 30, 2003.

      In order to improve operations and liquidity and meet its cash flow needs, the company has or intends to do the following:

•	Raise additional capital through the sale of common and/ or preferred stock, including a possible public offering of common stock through a registration statement filed with the Securities and Exchange Commission in August 2004.

•	Obtain a credit facility based in part on the value of our proved reserves, and

•	Increase oil and gas production and revenues by drilling our Wyoming and California properties.

      As a result of these plans, management believes that it will generate sufficient cash flows to meet its current obligations for the next twelve months.

Note 3 — Stock Options

      At September 30, 2004, the Company had stock-based compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair-

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Nine Months Ended
	September 30,

	2004	2003

Net loss, as reported	$(4,191,949)	$(583,138)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(855,253)	(547,278)

Pro forma net loss	$(5,047,202)	$(1,130,416)

Basic and diluted loss per share:
As reported —	$(0.49)	$(0.20)
Pro forma —	$(0.53)	$(0.23)

Note 4 — Plugging and Abandonment Liability

      In June 2001, the Financial Accounting Standard Board issued SFAS No. 143, Accounting for Asset Retirement Obligations, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The Company adopted SFAS No. 143 on January 1, 2003 and recorded a net asset of $557,000, a related liability of $645,000 (using a 10% discount rate) and a cumulative effect of change in accounting principle of $88,000. During the nine months ending September 30, 2004 and 2003 the asset retirement liability was increased by approximately $51,000 and $60,000 respectively, as a result of accretion and recorded as interest expense. During the nine months ended September 30, 2004, there has been no significant changes in cash flow assumptions for the liability or liabilities incurred or settled during the period. The Company has treasury bills held in escrow with a fair market value of $2,766,000 which are legally restricted for potential plugging and abandonment liability in the Wilmington field.

Note 5 — Changes in Stockholders’ Equity

      During the nine months ended September 30, 2004, the Company raised approximately $20 million through the private placement of 2,850,000 shares of common stock and issued 1,425,000 warrants to five institutional investors managed by a large Boston-based investment advisor. The Company also sold 25,000 shares of its common stock for $175,000 and issued 12,500 warrants to a single investor. All warrants have expected lives of five years and have a cumulative weighted average exercise price of $11.11. During the three months ended September 30, 2004, 175,181 stock options were exercised at a price of $4.00 per share.

      As of September 30, 2004, 6,560,809 shares of convertible preferred stock were issued and outstanding. Preferred dividends of approximately $1.6 million and $1.5 million were accrued at September 30, 2004 and December 31, 2003, respectively. The Company has incurred cumulative issuance costs of approximately $2.1 million in relation to these shares. For the nine months ended September 30, 2004, the Company issued 53,080 preferred shares, 41,750 relating to the recapitalization of drilling programs and 11,330 for cash consideration of approximately $135,960. The preferred stock pays an 8% cumulative dividend, which is payable quarterly, and is treated as a deduction in additional paid in capital. The holders of the preferred stock are not entitled to vote except as defined by the agreement or as provided by applicable law. The preferred stock may be voluntarily converted at the election of the holder, commencing one year after the date of issuance. Each outstanding redeemable convertible preferred share

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is convertible into common stock of the Company based on the table below. The conversion rate is subject to adjustment from time to time as defined by the agreement.

Preferred to
Period	Common

Until June 30, 2005	1 to 1
July 1, 2005 through June 30, 2006	1 to .75
July 1, 2006 through redemption	1 to .50

      With respect to 1,048,336 shares of preferred stock that are not subject to the above conversion rates, all of which consist of series A institutional 8% cumulative convertible preferred stock, the following conversion rates apply. At the election of the holder, until the later to occur of June 30, 2005 and one year after the effective date with the SEC of a registration statement, each share of preferred stock is convertible into one share of our common stock. Thereafter, until June 30, 2006, each share of preferred stock is convertible into 0.75 shares of common stock, and commencing July 1, 2006 and thereafter, each share of preferred stock is convertible into 0.50 shares of common stock.

      Additionally, commencing seven years after the date of issuance, holders of the preferred stock may elect to require the Company to redeem their preferred stock at a redemption price equal to the liquidation value of $12.00 per share, plus accrued but unpaid dividends, if any (“Redemption Price”). Upon the receipt of a redemption election, the Company, at its option, shall either: (1) pay the holder cash in the amount equal to the Redemption Price or (2) issue to holder shares of common stock up to a maximum of 1.5 shares of common stock for each one share of preferred stock redeemed. The Company is accreting the carrying value of its preferred stock to its redemption price using the effective interest method with changes recorded to additional paid in capital. The accretion of preferred stock results in a reduction of earnings per share applicable to common stockholders.

Note 6 — Loss Per Share

      Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is based on the assumption that stock options are converted into common shares using the treasury stock method and convertible bonds, debentures and preferred stock are converted using the if-converted method. Conversion is not assumed if the results are anti-dilutive. Potential common shares at September 30, 2004 and September 30, 2003 of 11,791,780 and 10,404,758 respectively, relating to convertible bonds, debentures and preferred stock, 2,636,081 and 2,289,012, respectively, relating to incentive stock options and 1,618,125 potential shares relating to warrants at September 30, 2004, were excluded from the computation of diluted loss per share because they are anti-dilutive. Incentive stock options have a weighted average exercise price of $5.65 and $5.04 at September 30, 2004 and September 30, 2003, respectively. Warrants have a weighted average exercise price of $11.11 at September 30, 2004. The convertible bonds and debentures may be converted from the date of issuance until maturity at 100% of principal amount into common stock of the Company at prices ranging from $5 to $50. The preferred stock may be converted at the discretion of the holder (see Note 5).

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 — Long-Term Debt

      The convertible bonds and debentures may be converted from the date of issuance until maturity at 100% of principal amount into common stock of the Company at prices ranging from $5 to $50. Each year the holders of the convertible debentures may tender to the Company up to 10% of the aggregate debentures issued and outstanding. Bonds and debentures outstanding are as follows:

	September 30,	December 31,
	2004	2003

12% Sinking Fund Debentures, due December 31, 2007	$9,116,000	$9,616,000
12% Secured Convertible Debentures, due December 31, 2009	770,000	790,000
12% Secured Convertible Bonds, due December 31, 2010	1,700,000	1,705,000
13.02% Sinking Fund Convertible Debentures, due December 31, 2010	14,545,200	14,655,200
13.02% Sinking Fund Convertible Debentures, due December 31, 2015	11,642,500	11,792,500
12% Secured Convertible Bonds, due December 31, 2016	1,305,000	1,365,000
12% Sinking Fund Convertible Debentures, due December 31, 2017	5,135,000	5,500,000
12% Secured Convertible Bonds, due December 31, 2020	1,485,000	1,485,000
12% Secured Convertible Bonds, due December 31, 2022	1,136,000	1,186,000

	46,834,700	48,094,700
Less current portion	4,683,470	4,809,470

Long-term portion	$42,151,230	$43,285,230

Note 8 — Capitalized Interest

      Interest of approximately $4,451,000 and $4,134,000 was capitalized during the nine months ended September 30, 2004 and 2003, respectively, relating to California and Wyoming properties.

Note 9 — Contingencies

      Arbitrations vs. Magness Petroleum Company. On September 28, 1999, Magness Petroleum Company, our joint venture partner in the Wilmington field, filed a complaint against us, Warren E&P, Inc., our principal operating subsidiary, and certain of our other subsidiaries in the Superior Court of Los Angeles County, California, alleging that we had breached our joint venture agreement with Magness, as well as an alleged oral agreement regarding advance payment of expenses for drilling and completion operations. Magness sought dissolution of the joint venture, an accounting and a declaratory judgment as to the rights of the parties under the joint venture agreement. We successfully enforced the arbitration provision contained in the joint venture agreement and entered into a written stipulation with Magness to submit the matter for arbitration by the Judicial Arbitration and Mediation Services, or JAMS, before the Honorable Keith J. Wisot, a retired Los Angeles Superior Court Judge. Judge Wisot, as the arbitrator, ruled that the joint venture agreement is a valid enforceable agreement, declined to dissolve the joint venture, denied Magness’s claims for breach of contract, determined that Magness was not entitled to reimbursement of direct labor charges to the field and tangible well costs, and held that he and JAMS would retain jurisdiction to enforce the final award. In addition, the parties stipulated on the record that Judge Wisot retain jurisdiction to adjudicate any future disputes among the parties. The Superior Court case was dismissed in January 2000.

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On August 8, 2001, Magness filed a demand with the American Arbitration Association, or AAA, reasserting its claims for dissolution of the joint venture under a new dissolution theory and breach of contract. The dissolution theory was based on Magness’s claim that voting rights within the joint venture should be based on ownership of working interests in the Wilmington Townlot Unit, which includes property never contributed to the joint venture, instead of ownership of joint venture working interests. We then brought suit in the California Superior Court seeking to enforce the original final award issued by Judge Wisot in the JAMS arbitration and to enforce the oral stipulation among the parties to have JAMS retain jurisdiction to adjudicate any future disputes. On September 24, 2003, after a number of court proceedings, the California Superior Court ordered JAMS to hear our motion to enforce the final award covering unauthorized direct labor charges and tangible costs and for the AAA to hear Magness’s new theory of dissolution of the joint venture, to make a determination as to whether Magness can independently drill new wells in the Wilmington Townlot Unit without our consent if the joint venture is not dissolved, and whether we were entitled to damages as a result of Magness preventing the resumption of drilling activities by us as ordered by Judge Wisot in the JAMS arbitration.

      The JAMS arbitration hearing on the motion to enforce the final award was held on May 19, 2004. On August 23, 2004, the Company received Judge Wisot’s order dated August 16, 2004 granting the Company’s motion to enforce the final award covering unauthorized direct labor charges, ruling that charges of approximately $1.2 million are recoverable by the Company as improperly billed by Magness Petroleum to the joint venture. In his order, Judge Wisot also reserved jurisdiction to enter a further order calculating additional direct labor charges recoverable by the Company, plus interest, and to hear and determine whether to award attorneys’ fees and costs to the Company as well. A final Order from Judge Wisot was issued on October 28, 2004 awarding the Company damages for Magness’s unauthorized direct labor charges, and statutory interest and attorneys’ fees in the aggregate amount of $1,639,861.

      On January 24, 2004, we filed an amended answer in the AAA arbitration denying Magness’s request to dissolve the joint venture, together with counterclaims seeking damages against Magness initially in the amount of $15 million, which was subsequently increased to in excess of $40 million, on a number of grounds, including breach of contract. We also requested that Magness be removed as operator for the joint venture wells in the Wilmington Field due to a breach of its duties and that an independent operator be appointed in its place. We asserted a further claim against Magness that in the event the joint venture is dissolved prior to completion of the venture, we would be entitled to damages in the amount of $26 million. The AAA arbitration was held from May 3, 2004 through May 14, 2004 and further expert oral testimony was held in Los Angeles on October 19, 2004. A ruling is expected in the AAA arbitration by the end of 2004. A ruling is expected in the AAA arbitration in the first quarter of 2005. Accordingly, pending final resolution, further development of the Wilmington field will be curtailed.

      We believe that we have meritorious defenses to Magness’s claims, as well as valid claims and counterclaims against Magness. We believe that we will prevail in upholding the validity and enforceability of the joint venture agreement. However, this is not certain, and although the consequences of Magness prevailing in a dissolution of the joint venture are not entirely predictable, if Magness does prevail in dissolving the joint venture, we believe that we would retain a 47% working interest in the undeveloped properties to be liquidated by the joint venture. If that were to occur, our estimated proved natural gas and oil reserves, as of December 31, 2003, would decrease from 106.2 Bcfe to approximately 73 Bcfe and the estimated discounted future net revenues from our estimated proved reserves would decrease from $183.0 million to approximately $129 million.

      Gotham Insurance Company v. Warren. In 1998, we and our subsidiary, Warren E&P, Inc., were sued in the 81st Judicial District Court of Frio County, Texas by Stricker Drilling Company, Inc. and Manning Safety Systems to recover the value of lost equipment based on a well blow-out. As a result of the lawsuit, Gotham Insurance Company, Warren E&P’s well blow-out insurer, intervened. The suit was

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

settled in 1999 with all parties except Gotham. Gotham paid over $1.7 million under the insurance policy and now seeks a refund of approximately $1.5 million of monies paid, denying coverage, and alleging fraud and misrepresentation and a failure of Warren E&P to act with due diligence and pursuant to safety regulations. Warren E&P countersued for the remaining proceeds under the policy coverage. In the summer and fall of 2000, summary judgments were entered for Warren E&P on essentially all claims except its bad faith claims against Gotham. Gotham’s claims against Warren E&P and us were rejected. Final judgment was rendered by the District Court on May 14, 2001 in Warren E&P’s favor for the remaining policy proceeds, interest and attorneys’ fees. Gotham appealed the final judgment to the San Antonio Court of Appeals seeking a refund of approximately $1.5 million. On July 23, 2003, the San Antonio Court of Appeals reversed the trial court’s earlier summary judgment for Warren E&P and remanded the case to the trial court. In November 2003, Warren E&P appealed the San Antonio Court of Appeals’ panel decision to the Texas Supreme Court, and in July 2004, the Court denied appellate review. The matter has been remanded to the trial court in the 81st Judicial District Court of Frio County, Texas, for further proceedings consistent with the San Antonio Court of Appeals’ decision. Given that before the claim was filed by Warren and Warren E&P Gotham assigned the liability exposure under its policy to other insurance companies, who were not party to the action or reinsured its liability with other reinsurance companies, the trial court has set December 17, 2004 for a hearing to both determine the amount of actual loss incurred by Gotham and the amount of judgment liability to be paid by Warren and Warren E&P. If it is determined by the court that Gotham retained 100% of the liability exposure or is allowed to act on behalf of reinsures, under the Summary Judgment reversed in favor of Gotham by the San Antonio Court of Appeals Warren and/or Warren E&P will be obligated to repay Gotham $1.8 million.

      We are also a party to legal actions arising in the ordinary course of our business. In the opinion of our management, based in part on consultation with legal counsel, the liability, if any, under these claims is either adequately covered by insurance or would not have a material adverse effect on us.

     Repurchase Agreements

      Under certain repurchase agreements, the investor partners in certain affiliated partnerships have a right to have their interests repurchased by the Company. Such purchase price is calculated at a formula price and is payable in seven to 25 years from the date of admission to the partnership. For certain affiliated partnerships formed prior to 1998, the maximum purchase price for all such interests was fully secured at maturity by zero coupon U.S. Treasury Bonds held by an independent trust company. The face amounts of such securities are released to the Company when equal amounts of cash distributions are made to investors. As a result of the recapitalizations, any payment made under this guarantee would be recorded as a reduction to minority interest as shown on the Company’s balance sheet. At September 30, 2004, the maximum cash outlay relating to these repurchase obligations is approximately $5.8 million. This amount is collateralized by U.S. Treasury Bonds with a face value of approximately $1.3 million.

      For certain other repurchase agreements relating to partnerships formed from 1998 to 2001, to the extent that the drilling programs and other program investors elect not to purchase a withdrawing partner’s interest, investor partners have a right to have their interests repurchased by the Company at a formula price. This right is effective seven to 25 years from the date of the original partnership investment. In determining the amount of the repurchase obligation, the obligation is computed based on the lesser of the formula purchase price or the estimated cash flows discounted at 10% (“PV-10”) from proved developed and undeveloped reserves of each partnership. At September 30, 2004, the formula purchase price with respect to these partnerships was approximately $96.1 million. However, this amount is limited to approximately $15.8 million based on the PV-10 of the assets in these partnerships. This limitation may increase when we drill the remaining 22 wells or place the remaining 27 net wells on production on behalf of these seven drilling programs and will fluctuate due to the variables in determining discounted cash

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

flows, such as price changes and reserve revisions. In the event of repurchase, Warren receives the investors interest in the program and their pro rata share of the programs reserves and related future cash flows.

Note 10 — Business Segment Information

      The Company’s operating activities can be divided into four major segments: turnkey contracts, oil and gas marketing, oil and gas exploration and production operations and well services. The Company drills oil and natural gas wells for Company-sponsored drilling programs and retains an interest in each well. Also, the Company markets natural gas for affiliated drilling programs. The Company charges Company-sponsored drilling programs and other third parties competitive industry rates for well operations and gas gathering. Segment information is as follows:

	Nine Months Ended

	September 30,	September 30,
	2004	2003

Revenues
Turnkey Contracts	$7,108,842	$4,276,208
Oil and Gas Marketing	4,571,972	4,149,612
Oil and Gas Operations	4,652,877	4,759,192
Well Services	799,205	823,164
Other	1,367,422	1,044,040

	$18,500,318	$15,052,216

	September 30,	September 30,
	2004	2003

Operating Income (Loss)
Turnkey Contracts	$(1,270,166)	$919,667
Oil and Gas Marketing	106,932	82,619
Oil and Gas Operations	(1,028,645)	1,495,779
Well Services	388,973	374,797
Other	(2,369,946)	(3,229,697)

	$(4,172,852)	$(356,835)

Note 11 — Comprehensive Loss

      Other comprehensive loss consists primarily of net unrealized investment gains and losses, net of income tax effect. Total comprehensive losses for the periods are as follow:

	2004	2003

Nine months ending September 30	$(4,053,663)	$(584,301)

Note 12 — Consent Solicitation

      During the fourth quarter of 2002, 13 limited partnerships, of which the Company was the managing general partner, commenced a vote solicitation of their limited partners (the “Partnership Recapitalization Offers”) to: (1) obtain the requisite two-thirds affirmative vote of their respective partners to convert the drilling program from a Delaware limited partnership into a Delaware limited liability company (the “LLC”) wherein all LLC members would have limited liability, including the Company, and (ii) upon

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conversion to an LLC, the Company would contribute as additional capital to the LLC its unregistered 8% convertible preferred stock with a value equal to between 110% to 120% of the potential repurchase price of consenting members’ interests (“Preferred Members”) calculated as of December 31, 2002. For its additional capital contribution, the Company received standard membership interests in the LLC and as a standard member was specially allocated, pro rata, the Preferred Members’ interests in the oil and gas properties owned by their respective programs (the “Recapitalization”). Members converting to Preferred Member interests received preferential rights in the LLC. Election by members to become Preferred Members terminated their repurchase rights as standard members under the LLC buy/sell agreements. At December 31, 2002, six of the thirteen programs voted to convert to LLCs and because of the majority control by the Company were consolidated in the financial statements for the year ended December 31, 2002. As a result, the Company issued 1,342,960 preferred shares to these six LLC’s in 2002 with an estimated fair value of $16,115,520. At March 31, 2003, the remaining seven programs voted to convert to LLCs and on average 72.9% of the program members converted to become Preferred Members in their LLC. During the first quarter ended March 31, 2003, the Company issued 1,641,628 preferred shares to the remaining seven LLCs as a capital contribution, with an estimated fair value of $19,699,536 and received its pro rata share of additional standard membership interests in the LLCs. The fair value of the preferred shares was based on actual cash sales to independent parties in this time period. Due to the majority control of these thirteen affiliated partnerships, the Company has consolidated these entities for financial reporting purposes since March 31, 2003. The Company accounted for the remaining seven LLCs as a purchase transaction as of March 31, 2003 with the estimated fair value of the assets and liabilities assumed in the acquisition as follows:

Estimated fair value of assets acquired
Current assets	$3,512
Oil and gas properties	28,342,950

Total fair value of assets	28,346,462
Liabilities assumed
Accounts payable	144,122
Minority Interest	8,502,804

Total liabilities assumed	8,646,926

Cost of acquisition	$19,699,536

      Subsequent to the recapitalization offers that closed on during the first quarter of 2003, and December 31, 2002, certain minority interest limited partners elected to convert to preferred members during the nine months ended September 30, 2004, which resulted in the Company issuing 41,750 preferred shares to these individuals with an estimated fair value of $501,000.

      The following summarizes pro forma unaudited results of operations for the nine months ended September 30, 2003 as if these acquisitions had been consummated immediately prior to January 1, 2003. These pro forma results are not necessarily indicative of future results.

Pro Forma

Nine Months Ended
September 30, 2003

Revenues	$17,375,299

Net income	$68,365

Income per common share — basic and diluted	$0.00

WARREN RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13 — Goodwill

      The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002 and as such, has not subsequently recorded any amortization of goodwill. Under SFAS No. 142 the Company only adjusts the carrying amount of goodwill or indefinite life intangible assets upon an impairment. During the three months ended June 30, 2004 and June 30, 2003, no events occurred which would indicate that an impairment of goodwill existed.

      During the second quarter of 2004, the Company retained an independent outside valuation expert to assist in developing the fair value analysis necessary to conduct the testing for impairment of its goodwill, all of which arose in its acquisition of Warren E&P. The results of this analysis indicated that no impairment of goodwill had occurred in 2004. The 2005 annual impairment testing will be performed during the second quarter of 2005.

Note 14 — Subsequent Events

      In November 2004, the Company completed an equity private placement financing. The Company, for a negotiated total purchase price of $21,000,000, sold 3,000,000 shares of common stock, five-year Class A warrants to purchase 750,000 shares of common stock at $10 per share, and five-year Class B warrants to purchase 750,000 shares at $12.50 per share. These warrants are subject to a cash-only exercise provision. The securities were sold only to institutional “accredited investors” as defined in Rule 501(a) under Regulation D of the Securities Act. Additionally, commencing upon the earlier of February 3, 2005 or 170 days after the completion of an initial public offering by the Company, the holders have a right to demand that the shares of common stock and the shares of common stock issuable upon exercise of the Class A and Class B warrants acquired through the private placement, be registered under the Securities Act. These securities have not been registered under the Securities Act, or under state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements.

      In November 2004, the Company entered into agreements with Magness Petroleum for the purpose of purchasing its interests in the Wilmington unit and settling all disputes and arbitration between the Company and Magness Petroleum. As part of this transaction, the Company will purchase for $14.8 million and the assumption of certain performance obligations, all of the interests of Magness Petroleum in the Wilmington unit, together with existing wells, equipment and certain jointly owned surface properties. Also, as part of this transaction, all arbitration awards, findings and/or judgments, including a $1.6 million arbitration award in the Company’s favor, will be vacated and all proceedings will be dismissed. The transaction is required to be completed on or before January 31, 2005.

APPENDIX A TO PROSPECTUS

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

      The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and in this report.

      Adsorption. The attachment, through physical or chemical-bonding, of gas molecules to the coal surface. The adsorbed gas molecules are trapped within the coal, the stability of which is strongly affected by changes in temperature and pressure.

      AMI. Area of mutual interest.

      Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

      Bbl/d. One Bbl per day.

      Bcf. One billion cubic feet of natural gas at standard atmospheric conditions.

      Bcfe. One billion cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 Bbl of oil.

      Boe. Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

      Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

      Coalbed methane (CBM). Natural gas formed as a byproduct of the coal formation process, which is trapped in coal seams and produced by non-traditional means.

      Completion. The installation of permanent equipment for the production of oil or natural gas.

      Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

      Desorption. The detachment of adsorbed gas molecules from the coal surface. See “Adsorption”.

      Developed acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

      Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

      Dewatering. A coalbed methane well typically begins dewatering with almost all water production and little, or no, natural gas production. The continuous production of water from a well that is dewatering reduces the water reservoir pressure on the coals. The reduced reservoir pressure enables the release of the gas within the coal to the wellbore. This results in an increase in the amount of gas production relative to the amount of water production. Dewatering ceases when peak gas production is reached.

      Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

      Environmental assessment (EA). A public document that analyzes a proposed federal action for the possibility of significant environmental impacts. The analysis is required by the National Environmental Policy Act. If the environmental impacts will be significant, the federal agency must then prepare an environmental impact statement.

      Environmental impact statement (EIS). A detailed statement of the environmental effects of a proposed action and of alternative actions that is required for all major federal actions.

      Exploitation. The continuing development of a known producing formation in a previously discovered field. To make complete or maximize the ultimate recovery of oil or natural gas from the field by work including development wells, secondary recovery equipment or other suitable processes and technology.

      Exploration. The search for natural accumulations of oil and natural gas by any geological, geophysical or other suitable means.

      Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

      Farm-out or Farm-in. An agreement where the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a farm-in while the interest transferred by the assignor is a farm-out.

      Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

      Fracturing. The technique of improving a well’s production or injection rates by pumping a mixture of fluids into the formation and rupturing the rock, creating an artificial channel. As part of this technique, sand or other material may also be injected into the formation to keep the channel open, so that fluids or gases may more easily flow through the formation.

      Gross acres. The total acres in which we own any amount of working interest.

      Gross wells. The total number of producing wells in which we own any amount of working interest.

      Horizontal drilling. A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation usually yields a well which has the ability to produce higher volumes than a vertical well drilled in the same formation.

      Identified drilling locations. Total gross locations specifically identified and scheduled by management as an estimation of our multi-year drilling activities on existing acreage. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.

      Injection well or injector. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field.

      Intangible drilling costs. Expenditures made for wages, fuel, repairs, hauling and supplies necessary for the drilling or recompletion of an oil or gas well and the preparation of such well for the production of oil or gas, but without any salvage value, which expenditures are generally accepted in the oil and gas industry as being currently deductible for federal income tax purposes. Examples of such costs include:

•	ground clearing, drainage construction, location work, road making, temporary roads and ponds, surveying and geological works;

•	drilling, completion, logging, cementing, acidizing, perforating and fracturing of wells;

•	hauling mud and water, perforating, swabbing, supervision and overhead;

•	renting horizontal tools, milling tools and bits; and

•	construction of derricks, pipelines and other physical structures necessary for the drilling or preparation of the wells.

      Lease. An instrument which grants to another (the lessee) the exclusive right to enter to explore for, drill for, produce, store and remove oil and natural gas on the mineral interest, in consideration for which the lessor is entitled to certain rents and royalties payable under the terms of the lease. Typically, the duration of the lessee’s authorization is for a stated term of years and “for so long thereafter” as minerals are producing.

      MBbl. One thousand barrels of oil or other liquid hydrocarbons.

      Mcf. One thousand cubic feet of natural gas at standard atmospheric conditions.

      Mcf/d. One Mcf per day.

      Mcfe. One thousand cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 Bbl of oil.

      MMbbl. One million barrels of oil or other liquid hydrocarbons.

      MMBoe. One million barrels of oil equivalent.

      MMBtu. Million British thermal units.

      MMcf. One million cubic feet of natural gas at standard atmospheric conditions.

      MMcf/d. One MMcf per day.

      MMcfe. One million cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 Bbl of oil.

      MMcfe/d. One MMcfe per day.

      Net acres. Gross acres multiplied by the percentage working interest owned by Warren.

      Net production. Production that is owned by Warren less royalties and production due others.

      Net wells. The sum of all the complete and partial well ownership interests (i.e., if we own 25% percent of the working interest in eight producing wells, the subtotal of this interest to the total net producing well count would be two net producing wells).

      Operator. The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease.

      Overpressured. A subsurface formation that exerts an abnormally high formation pressure on a wellfore drilled into it.

      Permeability. The capacity of a geologic formation to allow water, natural gas or oil to pass through it.

      Pod. A grouping of 10 to 24 wells complete with associated infrastructure, including water disposal wells, gathering and compression.

      Porosity. The ratio of the volume of all the pore spaces in a geologic formation to the volume of the whole formation.

      Plugging and abandonment. Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.

      PV-10 value. The present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated lease operating expense, production taxes and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization or Federal income taxes and discounted using an annual discount rate of 10%.

      Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

      Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

      Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

      Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

      Proved undeveloped reserves (PUD). Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

      Re-entry. Entering an existing well bore to redrill or repair.

      Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

      Royalty. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage, or of the proceeds of the sale thereof, but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

      Secondary recovery. An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and waterflooding are examples of this technique.

      Standardized measure of discounted future net cash flows. The present value of future discounted net cash flows attributed to proved oil and gas properties made by applying year end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

      Tangible drilling costs. Expenditures necessary to develop oil or gas wells, including acquisition, transportation and storage costs, which typically are capitalized and depreciated for federal income tax purposes. Examples of such expenditures include:

•	well casings;

•	wellhead equipment;

•	water disposal facilities;

•	metering equipment;

•	tubing and pumps;

•	gathering lines; and

•	storage tanks.

      3-D seismic. The method by which a three dimensional image of the earth’s subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, exploitation and production.

      Undeveloped acreage. Lease acreage on which wells have been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

      Waterflood. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

      Working interest. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

      Ultimate recovery. The total expected recovery of oil and gas from a producing well, leasehold, pool or field.

APPENDIX B TO PROSPECTUS

SUMMARY RESERVE REPORT OF
WILLIAMSON PETROLEUM CONSULTANTS, INC.
As of June 30, 2004

WILLIAMSON PETROLEUM CONSULTANTS, INC.

550 West Texas Avenue, Suite 300
Midland, Texas 79701-4246
Phone: 432-685-6100
Fax: 432-685-3909
E-Mail: wpc@wpc-inc.com

October 13, 2004

Warren Resources, Inc.

489 Fifth Avenue, 32nd Floor
New York, New York 10017

Attention Mr. Norman F. Swanton

Gentlemen:

Subject:	Evaluation of Oil and Gas Reserves to the Combined Interests of Warren Resources, Inc. in 1) the Direct Interests in Certain Properties, 2) the Interest as the General Partner in Certain Partnerships, and 3) the Total Controlled Interests in 13 LLC’s Effective June 30, 2004 for Disclosure to the Securities and Exchange Commission

Williamson Project 4.9014

Williamson Petroleum Consultants, Inc. has performed an engineering evaluation to estimate proved reserves and future net revenue from oil and gas properties to the subject interests. This evaluation was authorized by Mr. Norman F. Swanton of Warren Resources, Inc. (Warren). Projections of the reserves and future net revenue to the evaluated interests were based on economic parameters and operating conditions considered applicable as of June 30, 2004 and are pursuant to the requirements of the Securities and Exchange Commission (SEC). This evaluation, in conjunction with other documents and data, is being used by Warren as a semi-annual update of the subject properties and for SEC filings. Following is a summary of the results of the proved evaluation effective June 30, 2004:

	Proved	Proved
	Developed	Developed	Proved
	Producing	Nonproducing	Undeveloped	Total Proved

Net Reserves to the Evaluated Interests:
Oil/ Condensate, MBBL	411.692	0.000	13,782.648	14,194.341
Other Liquids, MBBL	0.000	0.000	0.000	0.000
Gas, MMCF	7,640.714	0.000	6,643.746	14,284.458
Future Net Revenue, M$:
Undiscounted	32,613.467	0.000	341,853.844	374,467.469
Discounted Per Annum at 10.00 Percent	22,855.168	0.000	163,575.844	186,430.969

Note: Due to the method of rounding within Aries Software, Total Proved may not equal PDP + PDNP + PU.

The attached Definitions describe all categories of proved reserves, and the Discussion describes the bases of this evaluation.

Warren Resources, Inc.
Mr. Norman F. Swanton
October 13, 2004

It has been a pleasure to serve you by preparing this engineering evaluation. All related data will be retained in our files and are available for your review.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

/s/ JOHN D. SAVAGE, P.E.

John D. Savage, P.E.
Executive Vice President

JDS/ thb

Attachments

DISCUSSION

Introduction

      Williamson Petroleum Consultants, Inc. (Williamson) has performed an engineering evaluation to estimate proved reserves and future net revenue from oil and gas properties to the combined direct interests of Warren Resources, Inc. (Warren) in certain properties, the interests of Warren as the general partner in certain partnerships, and the total controlled interests of Warren in 13 LLC’s. This evaluation was authorized by Mr. Norman F. Swanton of Warren. The results of the evaluation are summarized in the cover letter and are presented by year in the summary tables.

      Following the discussion is a list of all of the partnerships with proved reserves managed by Warren. When applicable, this listing shows the payout date for each partnership and the general partner/limited partner interest split before and after payout.

      The individual projections of lease reserves and economics include data that describe the production forecasts and associated evaluation parameters such as interests, taxes, product prices, operating costs, investments, salvage values, abandonment costs, and net profit interests.

      The properties evaluated in this report are located in the states of California, New Mexico, North Dakota, Texas, and Wyoming with the majority of the value in California. Major-value properties are discussed in the Major Property Review section of this Discussion.

      Projections of the reserves and future net revenue to the evaluated interests were based on economic parameters and operating conditions considered to be applicable as of June 30, 2004 and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). This evaluation, in conjunction with other documents and data, is being used by Warren as a semi-annual update and for SEC filings.

      Net income to the evaluated interests is the future net revenue after consideration of royalty revenue payable to others, taxes, operating expenses, investments, salvage values, abandonment costs, and net profit interests, as applicable. The future net revenue is before federal income tax and excludes consideration of any encumbrances against the properties if such exist.

      The future net revenue values presented in the Lease Reserves and Economics section of this report and summarized in the cover letter were based on projections of oil and gas production. It was assumed there would be no significant delay between the date of oil and gas production and the receipt of the associated revenue for this production.

      Unless specifically identified and documented by Warren as having curtailment problems, gas production trends have been assumed to be a function of well productivity and not of market conditions. The effect of “take or pay” clauses in gas contracts was not considered.

      Oil and gas reserves were evaluated for the proved developed producing, proved developed nonproducing, and proved undeveloped categories. The summary classification of proved developed reserves combines the proved developed producing and proved developed nonproducing categories.

      In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. The attached Definitions describe all categories of proved reserves.

      Oil reserves are expressed in thousands of United States (U.S.) barrels (MBBL) of 42 U.S. gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

      The future net revenue was discounted at an annual rate of 10.00 in accordance with the reporting requirements of the SEC. Future net revenue was also discounted at various secondary rates and is displayed as totals only. The future net revenue was discounted monthly at the midpoint of the month.

Capital costs were discounted at the time they occurred and were compounded annually. No opinion is expressed by Williamson in this report as to a fair market value of the evaluated properties.

      This report includes only those costs and revenues which are considered by Warren to be directly attributable to individual leases and areas. There could exist other revenues, overhead costs, or other costs associated with Warren which are not included in this report. Such additional costs and revenues are outside the scope of this report. This report is not a financial statement for Warren and should not be used as the sole basis for any transaction concerning Warren or the evaluated properties.

      The reserves projections in this evaluation are based on the use of the available data and accepted industry engineering methods. Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease their reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected. The dates of first production for nonproducing properties were based on estimates by Warren or Williamson and the actual dates may vary from those estimated. Williamson reserves the right to alter any of the reserves projections and the associated economics included in this evaluation in any future evaluations based on additional data that may be acquired.

      Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Williamson is an employee, officer, or director of Warren. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the properties covered by this report.

Data Sources

      All data utilized in the preparation of this report with respect to interests, reversionary status, oil and gas prices, gas categories, gas contract terms, operating expenses, investments, salvage values, abandonment costs, net profit interests, well information, and current operating conditions, as applicable, were provided by Warren and the operators. The production data were updated by client data through June 2004 in California. Production was updated by public record through April 2004 in New Mexico and June 2004 in Texas and Wyoming. In North Dakota, production was updated by public record through May 2004. All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in this report may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered within the scope of this evaluation. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses.

      Warren represented to Williamson that it has, or can generate, the financial and operational capabilities to accomplish those projects evaluated by Williamson which require capital expenditures.

Method of Reserves Determination

      The estimates of reserves contained in this report were determined by accepted industry methods and in accordance with the attached Definitions of Oil and Gas Reserves. Methods utilized in this report include extrapolation of historical production trends, analogy to similar properties, and volumetric calculations. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production trends. Analogy to similar properties or volumetric calculations were used for nonproducing properties and those producing properties which lacked sufficient production history and other data to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the analogous properties or subsequent production from the evaluated properties. Volumetric calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and formation rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

Oil Pricing

      West Texas Intermediate (WTI) NYMEX spot prices were subtracted from lease wellhead prices provided by Warren for the most recent 12-month period to determine lease price differentials. These lease differentials were used with a June 30, 2004 WTI NYMEX spot price of $37.05 to estimate wellhead prices at the effective date. Prices were held constant for the life of the properties.

Gas Pricing

      Henry Hub (HH) NYMEX spot prices were subtracted form the lease wellhead prices provided by Warren for the most recent 12-month period to determine lease price differentials. These lease differentials were used with a June 30, 2004 HH NYMEX spot price of $6.03 to estimate wellhead prices at the effective date. An additional transportation charge of $0.22 per MCF was deducted for the coalbed methane properties in T15N, R91W, and T16N, R91W in Wyoming. All prices are held constant for the life of the properties.

Pricing Statement

      It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

Operating Expenses

      Operating expenses were provided by Warren for the period between November 2003 and May 2004 and are represented to be an average of all recurring expenses which are billable to the working interest owners. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Warren and/or Williamson. For new and developing properties where data were unavailable, operating expenses were estimated by Warren based on analogy with similar properties. Additional water disposal charge of $0.0294 per barrel and gas compression charges of $0.1993 per MCF were deducted for the Sun Dog coalbed methane project in T16N, R91W in Wyoming. Operating costs were held constant for the life of the properties.

Production and Ad Valorem Taxes

      State production taxes have been deducted at the published rates as appropriate. Average county ad valorem taxes were deducted for those properties located in states for which the data were available. Any ad valorem taxes for properties in other states were assumed to be included in the operating expenses.

Investments

      All capital costs for drilling and completion of wells and nonrecurring workover or operating costs have been deducted as applicable. These costs were provided by Warren or, where not supplied, were estimated by Williamson. No adjustments were made to account for the potential effect of inflation on these costs.

Salvage and Property Abandonment

      Neither salvage values nor abandonment costs were provided by Warren to be included in this evaluation.

Major Property Review

     Wilmington Townlot Unit, Los Angeles County, California

      The top valued property in this evaluation is the Wilmington Townlot Unit (WTU). The producing wells and the 25 proposed waterflood patterns make up over 84.1 percent of the total proved future net revenue discounted at 10.00 percent per annum (DFNR).

      The WTU is located in the Wilmington field, Los Angeles County, western side of the Wilmington field. The WTU first produced in 1937. Production has been primarily from the following zones: Tar, Ranger, Upper Terminal, Ford, and 237/ Schist.

      The WTU Ranger and Upper Terminal zones were unitized by Exxon Company, USA effective February 1, 1972. The following year, waterflooding began in the Ranger and Upper Terminal zones. Exxon operated the property until May of 1997 when it was purchased by the current operator, Magness Petroleum Company.

      Recoveries from the WTU have been lower than expected based on waterflood recoveries from offsetting properties in the Wilmington field. This is most likely due to poor completion design which led to poor vertical conformance and poor sweep efficiency of some Ranger — Upper Terminal sub-zones. The complex faulting patterns present in the WTU may also have hindered an efficient sweep of the reservoir.

      It is believed that there is a significant amount of recoverable oil remaining in these unswept sub-zones; however, proper completion design and proper waterflood pattern design and placement will be required to capture this oil.

      To estimate the remaining waterflood reserves in the WTU, secondary-to-primary recovery ratios were calculated for the three waterflood areas closest to the WTU. An average secondary-to-primary ratio of 0.6:1.0 was calculated for the offsets. Assuming that the WTU could experience a similar recovery, an estimated gross 22,500,000 barrels of oil remain to be recovered through enhanced waterflood operations. Approximately 25 five-spot waterflood patterns will need to be established to recover the above reserves. During 1999, work was started on the first three waterflood patterns. These three patterns are scheduled to be completed by September 2005. It is anticipated that full-scale waterflooding will begin upon complete development of the first three patterns and the entire project will be completed by June 2007.

KEYBANC CAPITAL MARKETS

JEFFERIES & COMPANY, INC.

SANDERS MORRIS HARRIS

          You should rely only on the information contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

      Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

      The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Company. All amounts are estimates, other than the registration fee and the NASD fee.

SEC registration fee	$8,869
NASD filing fee	22,000
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	200,000
Legal fees and expenses	290,000
Accounting fees and expenses	175,000
Blue Sky fees and expenses	15,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	179,131

Total	$1,000,000

      We will pay all of the expenses to be incurred in connection with the issuance and distribution of the securities registered hereby.

Item 14.     Indemnification of Directors and Officers.

      The Maryland General Corporation Law allows corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, unless it is established that:

•	the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the person actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

      Under Maryland law, indemnification may be provided against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. The indemnification may be provided, however, only if authorized for a specific proceeding after a determination has been made that indemnification is permissible under the circumstances because the person met the applicable standard of conduct. This determination is required to be made:

•	by the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding or, if a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to the proceeding and who a majority of the board of directors designated to act in the matter;

•	by special legal counsel selected by the board or board committee by the vote set forth above, or, if such vote cannot be obtained, by a majority of the entire board; or

•	by the stockholders.

      If the proceeding is one by or in the right of the corporation, indemnification may not be provided as to any proceeding in which the person is found liable to the corporation.

      A Maryland corporation may pay, before final disposition, the expenses, including attorneys’ fees, incurred by a director, officer, employee or agent in defending a proceeding. Under Maryland law, expenses may be advanced to a director or officer when the director or officer gives a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking to the corporation to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. Maryland law does not require that the undertaking be secured, and the undertaking may be accepted without reference to the financial ability of the director or officer to repay the advance. Unless limited by its articles of incorporation, a Maryland corporation is required to indemnify any director who has been successful, on the merits or otherwise, in defense of a proceeding for reasonable expenses. The determination as to reasonableness of expenses is required to be made in the same manner as required for indemnification.

      Under Maryland law, the indemnification and advancement of expenses provided by statute are not exclusive of any other rights to which a person who is not a director seeking indemnification or advancement of expenses may be entitled under any charter, bylaw, agreement, vote of stockholders, vote of directors or otherwise.

      Our articles of incorporation provide that we shall indemnify each director or officer:

•	to the fullest extent permitted by the Maryland General Corporation Law, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan; and

•	to the fullest extent permitted by the common law and by any statutory provision other than the Maryland General Corporation Law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

      Additionally, our articles of incorporation provide that we may indemnify any of our employees or agents to the fullest extent permitted by the Maryland General Corporation Law, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time our employee or agent, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

      Reasonable expenses incurred in defending any action, suit or proceeding described above shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or employee to repay such amount to the corporation if it shall ultimately be determined that he is not entitled to be indemnified by us.

      In addition to the general indemnification described above, Maryland law permits corporations to include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders:

•	to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received; or

•	to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

      We have adopted, in our charter, a provision that eliminates and limits the personal liability of each of our directors and officers to the full extent permitted by the laws of the State of Maryland.

      We have entered into an indemnification agreement with each of our directors and officers against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of a proceeding as to which they may be indemnified. These indemnification agreements are intended to be in addition to any other rights that the indemnitee may have under our certificate of incorporation, bylaws and applicable law.

Item 15.     Recent Sales of Unregistered Securities.

      Since our inception, we have issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, under Sections 3(a)(9) and 4(2) of the Securities Act, as transactions by an issuer not involving any public offering or under Rules 701 and 506 thereunder. All of the below-referenced securities are deemed restricted securities for the purposes of the Securities Act.

      In August 2004, we granted options to purchase 60,000 shares of common stock exercisable at $7.00 per share to six directors, and one of our officers exercised an option to purchase 98,750 shares of our common stock for an aggregate purchase price of $395,000.

      Between February and July 2004, we issued 41,749 shares of our Series A 8% cumulative convertible preferred stock to six accredited investor drilling programs formed from 1996 through 1997 as an additional capital contribution and received additional standard membership interests in the LLCs.

      In February, July and November 2004, we issued 5,875,000 shares of our common stock to ten institutional investors and one individual accredited investor for an aggregate purchase price of $41,125,000 in cash. In addition, as part of these transactions, we issued Class A warrants to purchase 1,468,750 shares of our common stock at an exercise price per share of $10.00 and Class B warrants to purchase 1,468,750 shares of our common stock at an exercise price per share of $12.00 to these institutional investors.

      In January 2004, we issued 11,331 shares of our Series A 8% cumulative convertible preferred stock to five accredited investors as an offering price of $12.00 per share for an aggregate purchase price of $135,972 in cash.

      In April 2004, we granted options to purchase 510,250 shares of our common stock exercisable at $7.00 per share to 27 officers, directors and employees pursuant to our stock option plans.

      In December 2003, we granted options to purchase 25,000 shares of our common stock exercisable at $7.00 per share to one director pursuant to our stock option plan.

      Between March and December 2003, we issued (i) 3,005,186 shares of our Series A 8% cumulative convertible preferred stock to six accredited investor drilling programs formed from 1994 through 1997 and two joint venture programs formed in 2000 and 2001 as an additional capital contribution and received additional standard membership interests in the LLCs; (ii) 905,537 shares of our Series A 8% cumulative convertible preferred stock to accredited investors at an offering price of $12.00 per share for an aggregate purchase price of $10,866,444 in cash; and (iii) 393,522 shares of our Series A 8% cumulative convertible preferred stock to individual and entity holders of $4,722,264 principal amount of our 2007 and 2017 convertible bonds who elected to convert their bonds into our preferred stock at a conversion price of $12 principal amount per share.

      In November 2003, we issued 419,287 shares of our Series A institutional 8% cumulative convertible preferred stock to three accredited investors at an offering price of $12.00 per share for an aggregate purchase price of $5,031,444 in cash. As part of this transaction, we issued Class A warrants to purchase 180,625 shares of our common stock at an exercise price per share of $10.00 to investors and their representatives.

      In September 2003, we granted options to purchase 85,000 shares of our common stock exercisable at $4.00 per share to eight officers, directors and employees pursuant to our stock option plans.

      In May 2003, we granted options to purchase 1,264,053 shares of our common stock exercisable at $7.00 per share to 24 officers, directors and employees pursuant to our stock option plans.

      In December 2002, we issued (i) 359,694 shares of our Series A 8% cumulative convertible preferred stock to accredited investors at an offering price of $12.00 per share for an aggregate purchase price of $4,316,328 in cash; (ii) 81,543 shares of our Series A 8% cumulative convertible preferred stock to individual and entity holders of $978,516 principal amount of our 2007 and 2017 bonds who elected to convert their bonds into our preferred stock at a conversion price of $12.00 principal amount per share; and (iii) 1,342,960 shares of our Series A 8% cumulative convertible preferred stock to six accredited investor drilling programs formed from 1994 through 1997 as an additional capital contribution and received additional standard membership interests in the LLCs.

      During September 2001, we granted options to purchase 2,505,242 shares our common stock exercisable at $10.00 per share to 22 officers, directors and employees under our stock option plans.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit
Number		Description

1.1*		Form of Underwriting Agreement among Warren Resources, Inc. and the underwriters named therein
2.1(	1)	Stock Exchange Agreement dated September 1, 2000 by and among Warren Resources, Inc., Petroleum Development Corporation, James C. Johnson, Jr. and Gregory S. Johnson.
3.1(	9)	Articles of Incorporation of Warren Resources, Inc. filed May 20, 2004 (Maryland)
3.2(	9)	Articles Supplementary (Series A 8% Cumulative Convertible Preferred Stock ($.0001 par value)) (Maryland)
3.3(	9)	Articles Supplementary (Series A Institutional 8% Cumulative Convertible Preferred Stock ($.0001 par value)) (Maryland)
3.4(	9)	Certificate of Correction to Articles Supplementary (Series A 8% Cumulative Convertible Preferred Stock) (Maryland)
3.5(	9)	Certificate of Correction to Articles Supplementary (Series A Institutional 8% Cumulative Convertible Preferred Stock) (Maryland)
3.6(	9)	Bylaws of the Warren Resources, Inc.
4.1(	1)	Specimen Stock Certificate for Common Stock
4.2(	1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated December 1, 2000 regarding 12% debentures due December 31, 2007
4.3(	1)	Form of Bond Certificate for 12% debentures due December 31, 2007
4.4(	1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated February 1, 1999 regarding 13.02% sinking fund convertible bonds due December 31, 2010 and December 31, 2015
4.5(	1)	Form of Bond Certificate for 13.02% debentures due December 31, 2010

Exhibit
Number		Description

4.6(	1)	Form of Bond Certificate for 13.02% debentures due December 31, 2015
4.11	(6)	Form of Class A Common Stock Purchase Warrant
4.12	(6)	Form of Class B Common Stock Purchase Warrant
4.13	(2)	Form of Registration Rights Agreement dated December 12, 2002 by and between Warren Resources, Inc. and the Investors in the Series A 8% Cumulative Convertible Preferred Stock
4.14	(7)	Form of Subscription and Registration Rights Agreement dated February 3, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated January 21, 2004
4.15	(9)	Form of Subscription and Registration Rights Agreement dated July 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated July 9, 2004
4.16	(5)	Form of Contribution Agreement by and between Warren Resources, Inc. and various Delaware limited liability companies
5.1*		Opinion of Patton Boggs LLP, counsel to Warren Resources, Inc.
10.1(	1)	2000 Equity Incentive Plan for Employees of Warren E&P, Inc. (formerly Petroleum Development Corporation, a wholly owned subsidiary of Warren Resources, Inc.)
10.2(	1)	Amendment to 2000 Stock Incentive Plan for Employees of Warren E&P, Inc. (formerly Petroleum Development Corporation, a wholly owned subsidiary of Warren Resources, Inc.)
10.3(	1)	2001 Stock Incentive Plan
10.4(	1)	2001 Key Employee Stock Incentive Plan
10.5(	1)	Employment Agreement dated January 1, 2001, between Warren Resources, Inc. and Norman F. Swanton
10.6(	8)	Amendment to Employment Agreement dated January 1, 2004, between Warren Resources, Inc. and Norman F. Swanton
10.7(	1)	Employment Agreement dated January 1, 2001, between Warren Resources, Inc. and Timothy A. Larkin
10.8(	8)	Amendment to Employment Agreement dated January 1, 2004, between Warren Resources, Inc. and Timothy A. Larkin
10.9(	8)	Employment Agreement dated January 1, 2004, between Warren Resources, Inc. and David E. Fleming
10.10	(8)	Employment Agreement dated March 1, 2004, between Warren Resources, Inc. and Lloyd Davies
10.11	(9)	Employment Agreement dated January 1, 2004, between Warren Resources, Inc. and Ellis Vickers
10.12	(1)	Form of Indemnification Agreement between Warren Resources, Inc. and each of the directors and certain officers of Warren Resources, Inc.
10.13	(1)	Joint Venture Agreement dated May 24, 1999, by and between Warren Resources of California, Inc., Warren Development Corp., Warren E&P, Inc. and Magness Petroleum Company
10.14	(1)	Gas Purchase Agreement dated January 28, 2000, by and between Western Gas Resources, Inc. and Big Basin Petroleum, LLC
10.15	(1)	December 20, 2000 Letter of Agreement to Amend the Gas Purchase Contract dated January 28, 2000, between Western Gas Resources Inc. and Petroleum Development Corp., as successor in interest to Big Basin Petroleum, LLC
10.16	(1)	Gas Purchase and Sales Contract dated April 1, 2000, between Warren Resources, Inc. and Tenaska Marketing Ventures
10.17	(1)	Form of Master Gas Purchase and Sale Agreement
10.18	(3)	Exchange Agreement dated December 13, 2002 between Anadarko Petroleum Corporation and Warren Resources, Inc.

Exhibit
Number		Description

10.19	(3)	Joint Exploration Agreement dated December 11, 2002 between Anadarko Petroleum Corporation and Warren Resources, Inc.
10.20	(10)	Purchase and Sale Agreement dated November 24, 2004 by and among Warren Resources of California, Inc., Magness Petroleum Company and Next Generation Investments, LLC.
10.21	(10)	Settlement Agreement and Release dated November 24, 2004 by and among Warren Resources, Inc., Warren Resources of California, Inc., Warren E&P, Inc., Warren Development Corp. and Magness Petroleum Company.
14(4)		Code of Ethics for Senior Financial Officers
21		Subsidiaries of Warren Resources, Inc.
23.1*		Consent of Grant Thorton LLP
23.2*		Consent of Williamson Petroleum Consultants, Inc.
23.3*		Consent of CBIZ Valuation Group, Inc.
23.4		Consent of Patton Boggs LLP (contained in Exhibit 5.1)
24.1		Powers of Attorney (included on signature page of this registration statement)

(1)	Incorporated by reference to the Company’s Registration Statement on Form 10, Commission File No. 000-33275, filed on October 26, 2001.

(2)	Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on December 17, 2002.

(3)	Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on December 24, 2002.

(4)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 000-33275, filed on March 31, 2003.

(5)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 000-33275, filed on August 13, 2003.

(6)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, Commission File No. 000-33275, filed on March 15, 2004.

(7)	Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on February 11, 2004.

(8)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, Commission File No. 000-33275, filed on May 12, 2004.

(9)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File No. 000-33275, filed on August 16, 2004.

(10)	Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed November 30, 2004.

*	Filed herewith.

Item 17.	Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 1st day of December, 2004.

WARREN RESOURCES, INC.

By:	/s/ NORMAN F. SWANTON

Norman F. Swanton
Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on December 1, 2004.

Signatures	Title

/s/ NORMAN F. SWANTON* Norman F. Swanton	President, Chairman of the Board and Chief Executive Officer

/s/ TIMOTHY A. LARKIN* Timothy A. Larkin	Executive Vice President and Chief Financial Officer

/s/ DOMINICK D’ALLEVA* Dominick D’Alleva	Director

/s/ CHET BORGIDA* Chet Borgida	Director

/s/ ANTHONY L. COELHO* Anthony L. Coelho	Director

/s/ LLOYD G. DAVIES* Lloyd G. Davies	Director

/s/ MARSHALL MILLER* Marshall Miller	Director

/s/ THOMAS G. NOONAN* Thomas G. Noonan	Director

/s/ MICHAEL R. QUINLAN* Michael R. Quinlan	Director

*By: /s/ NORMAN F. SWANTON Norman F. Swanton Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number		Description

1.1*		Form of Underwriting Agreement among Warren Resources, Inc. and the underwriters named therein
2.1(	1)	Stock Exchange Agreement dated September 1, 2000 by and among Warren Resources, Inc., Petroleum Development Corporation, James C. Johnson, Jr. and Gregory S. Johnson.
3.1(	9)	Articles of Incorporation of Warren Resources, Inc. filed May 20, 2004 (Maryland)
3.2(	9)	Articles Supplementary (Series A 8% Cumulative Convertible Preferred Stock ($.0001 par value)) (Maryland)
3.3(	9)	Articles Supplementary (Series A Institutional 8% Cumulative Convertible Preferred Stock ($.0001 par value)) (Maryland)
3.4(	9)	Certificate of Correction to Articles Supplementary (Series A 8% Cumulative Convertible Preferred Stock) (Maryland)
3.5(	9)	Certificate of Correction to Articles Supplementary (Series A Institutional 8% Cumulative Convertible Preferred Stock) (Maryland)
3.6(	9)	Bylaws of the Warren Resources, Inc.
4.1(	1)	Specimen Stock Certificate for Common Stock
4.2(	1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated December 1, 2000 regarding 12% debentures due December 31, 2007
4.3(	1)	Form of Bond Certificate for 12% debentures due December 31, 2007
4.4(	1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated February 1, 1999 regarding 13.02% sinking fund convertible bonds due December 31, 2010 and December 31, 2015
4.5(	1)	Form of Bond Certificate for 13.02% debentures due December 31, 2010
4.6(	1)	Form of Bond Certificate for 13.02% debentures due December 31, 2015
4.11	(6)	Form of Class A Common Stock Purchase Warrant
4.12	(6)	Form of Class B Common Stock Purchase Warrant
4.13	(2)	Form of Registration Rights Agreement dated December 12, 2002 by and between Warren Resources, Inc. and the Investors in the Series A 8% Cumulative Convertible Preferred Stock
4.14	(7)	Form of Subscription and Registration Rights Agreement dated February 3, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated January 21, 2004
4.15	(9)	Form of Subscription and Registration Rights Agreement dated July 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated July 9, 2004
4.16	(5)	Form of Contribution Agreement by and between Warren Resources, Inc. and various Delaware limited liability companies
5.1*		Opinion of Patton Boggs LLP, counsel to Warren Resources, Inc.
10.1(	1)	2000 Equity Incentive Plan for Employees of Warren E&P, Inc. (formerly Petroleum Development Corporation, a wholly owned subsidiary of Warren Resources, Inc.)
10.2(	1)	Amendment to 2000 Stock Incentive Plan for Employees of Warren E&P, Inc. (formerly Petroleum Development Corporation, a wholly owned subsidiary of Warren Resources, Inc.)
10.3(	1)	2001 Stock Incentive Plan
10.4(	1)	2001 Key Employee Stock Incentive Plan
10.5(	1)	Employment Agreement dated January 1, 2001, between Warren Resources, Inc. and Norman F. Swanton

Exhibit
Number		Description

10.6(	8)	Amendment to Employment Agreement dated January 1, 2004, between Warren Resources, Inc. and Norman F. Swanton
10.7(	1)	Employment Agreement dated January 1, 2001, between Warren Resources, Inc. and Timothy A. Larkin
10.8(	8)	Amendment to Employment Agreement dated January 1, 2004, between Warren Resources, Inc. and Timothy A. Larkin
10.9(	8)	Employment Agreement dated January 1, 2004, between Warren Resources, Inc. and David E. Fleming
10.10	(8)	Employment Agreement dated March 1, 2004, between Warren Resources, Inc. and Lloyd Davies
10.11	(9)	Employment Agreement dated January 1, 2004, between Warren Resources, Inc. and Ellis Vickers
10.12	(1)	Form of Indemnification Agreement between Warren Resources, Inc. and each of the directors and certain officers of Warren Resources, Inc.
10.13	(1)	Joint Venture Agreement dated May 24, 1999, by and between Warren Resources of California, Inc., Warren Development Corp., Warren E&P, Inc. and Magness Petroleum Company
10.14	(1)	Gas Purchase Agreement dated January 28, 2000, by and between Western Gas Resources, Inc. and Big Basin Petroleum, LLC
10.15	(1)	December 20, 2000 Letter of Agreement to Amend the Gas Purchase Contract dated January 28, 2000, between Western Gas Resources Inc. and Petroleum Development Corp., as successor in interest to Big Basin Petroleum, LLC
10.16	(1)	Gas Purchase and Sales Contract dated April 1, 2000, between Warren Resources, Inc. and Tenaska Marketing Ventures
10.17	(1)	Form of Master Gas Purchase and Sale Agreement
10.18	(3)	Exchange Agreement dated December 11, 2002 between Anadarko Petroleum Corporation and Warren Resources, Inc.
10.19	(3)	Joint Exploration Agreement dated December 13, 2002 between Anadarko Petroleum Corporation and Warren Resources, Inc.
10.20	(10)	Purchase and Sale Agreement dated November 24, 2004 by and among Warren Resources of California, Inc., Magness Petroleum Company and Next Generation Investments, LLC.
10.21	(10)	Settlement Agreement and Release dated November 24, 2004 by and among Warren Resources, Inc., Warren Resources of California, Inc., Warren E&P, Inc., Warren Development Corp. and Magness Petroleum Company.
14(4)		Code of Ethics for Senior Financial Officers
21		Subsidiaries of Warren Resources, Inc.
23.1*		Consent of Grant Thorton LLP
23.2*		Consent of Williamson Petroleum Consultants, Inc.
23.3*		Consent of CBIZ Valuation Group, Inc.
23.4		Consent of Patton Boggs LLP (contained in Exhibit 5.1)
24.1		Powers of Attorney (included on signature page of this registration statement)

(1)	Incorporated by reference to the Company’s Registration Statement on Form 10, Commission File No. 000-33275, filed on October 26, 2001.

(2)	Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on December 17, 2002.

(3)	Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on December 24, 2002.

(4)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 000-33275, filed on March 31, 2003.

(5)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 000-33275, filed on August 13, 2003.

(6)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, Commission File No. 000-33275, filed on March 15, 2004.

(7)	Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on February 11, 2004.

(8)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, Commission File No. 000-33275, filed on May 12, 2004.

(9)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File No. 000-33275, filed on August 16, 2004.

(10)	Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed November 30, 2004.

*	Filed herewith.